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As filed with the Securities and Exchange Commission on January 7, 2002

Registration No. 333-68296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEXTEL PARTNERS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	91-1930918
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4500 Carillon Point, Kirkland, Washington 98033, (425) 576-3600 (Address, including ZIP code, and telephone number, including area code, of the Registrant's principal executive offices)

Donald Manning, Esq.
4500 Carillon Point
Kirkland, Washington 98033
(425) 576-3600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES OF ALL COMMUNICATIONS TO BE SENT TO:

Laura A. Bertin, Esq.	Peter M. Labonski, Esq.
Mark F. Worthington, Esq.	Latham & Watkins
Summit Law Group, PLLC	885 Third Avenue, Suite 1000
1505 Westlake Avenue North, Suite 300	New York, NY 10022
Seattle, WA 98109	(212) 906-1200
(206) 676-7000

   Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /

   The Registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 7, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Shares

Class A Common Stock

    The selling stockholders are selling         shares of our Class A common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

    Our Class A common stock is listed on The Nasdaq National Market under the symbol "NXTP". The last reported sale price on January 4, 2002, was $12.50 per share.

    The underwriters have an option to purchase from the selling stockholders a maximum of       additional shares to cover over-allotments of shares.

    Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 7.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Selling Stockholders
Per Share		$		$		$
Total	$		$		$

    Delivery of the shares of Class A common stock will be made on or about              , 2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Book-Running Manager Credit Suisse First Boston	Co-Lead Manager Deutsche Banc Alex. Brown

               CIBC World Markets

                                      Salomon Smith Barney

                                                              UBS Warburg

The date of this prospectus is             , 2002

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

    This summary highlights important information contained elsewhere in this prospectus, but does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, especially "Risk Factors" and our financial statements and related notes, before deciding to invest in our Class A common stock. As used in this prospectus, "we," "us" and "our" refer to Nextel Partners, Inc., "Nextel" refers to Nextel Communications, Inc. (and/or, where appropriate, its subsidiaries), and "Nextel WIP" refers to Nextel WIP Corp., an indirect wholly owned subsidiary of Nextel.

Nextel Partners, Inc.

    We provide digital wireless communications services in mid-sized and tertiary markets throughout the United States. We hold licenses for wireless frequencies in 58 markets where over 51 million people, or Pops, live and work. We have the right to operate in 15 of the top 100 metropolitan statistical areas in the United States ranked by population and 55 of the top 200 metropolitan statistical areas. In January 1999, we entered into a joint venture agreement with Nextel WIP, an indirect wholly owned subsidiary of Nextel. Nextel, through Nextel WIP, owned 32.3% of our common stock as of September 30, 2001 and is our largest stockholder. The Nextel relationship was created to accelerate the build-out of the Nextel digital mobile network by granting us the exclusive right to offer wireless communications services under the Nextel brand in selected mid-sized and tertiary markets.

    The Nextel digital mobile network uses a single digital transmission technology called integrated digital enhanced network, or iDEN®, which was developed by Motorola, Inc. This network constitutes one of the largest fully integrated digital wireless communications systems in the United States. We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services, fully integrated and accessible through a single wireless handset:

  •
  digital mobile, or interconnect, telephone service;

  •
  Nextel Direct Connect® service, which allows subscribers in the same geographic region to contact each other instantly, on private one-to-one calls or on a group call;

  •
  two-way messaging, which allows users to receive and send pages and short text messages; and

  •
  Nextel Wireless Web service, which allows users with Internet-ready handsets access to the world wide web and web-based applications such as email and e-commerce.

    Nextel plans to expand the Nextel Direct Connect service throughout the Nextel digital mobile network, including our portion of the network. The first phase of this plan has been rolled out in our markets and Nextel now offers an improved Direct Connect service which allows any subscriber to instantly communicate with any other subscriber in the home calling area, enabling customers to assemble their own "talk groups" and eliminating the need for an operator to administer them. A second enhancement of Direct Connect, "traveling Direct Connect" is expected to be rolled out in some markets in 2002. Using this service, any two or more Nextel customers traveling to a market outside of their home calling area will still be able to use Direct Connect in that market. For example, Nextel customers traveling from Albany to Honolulu will be able to direct connect each other while in the Honolulu area and will be able to direct connect any other Nextel customer who resides in the Honolulu calling area.

    In April 2001, we and Nextel introduced the "i85s™" and the "i50sx™" handsets, and in November 2001, we and Nextel introduced the "i90c™" handset. All of these handsets are part of a new platform of digital handsets with embedded Java™ technology. All of these handsets, developed and manufactured by Motorola, combine the qualities of our Internet-capable handsets with additional features and functionality such as the ability to download Java-based applications, wireless synchronization capabilities and voice-activated dialing and recorder features. As more Java-based applications are developed, we expect our customers to be able to download the associated new software onto their handsets from Nextel's website.

    Our senior management team has substantial operating experience, with members averaging 16 years in the telecommunications industry. Each member of senior management has significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Key stockholders, in addition to Nextel WIP, include DLJ Merchant Banking, Madison Dearborn Partners, Eagle River Investments, an investment company controlled by Craig O. McCaw, and Motorola.

Strategic Alliance with Nextel

    Our affiliation with Nextel is an integral part of our strategy. Nextel WIP has contributed to us licenses and cash in exchange for an ownership stake in our company. Under our agreements with Nextel WIP, we enjoy numerous important benefits, including:

  •
  Nextel Brand and Differentiated Marketing Programs. We have the exclusive right to build, operate and provide digital wireless communications services using the iDEN platform and Nextel brand in all of our markets.

  •
  Integrated Nationwide Network. Our systems are operationally seamless with those of Nextel, enabling customers of both companies to utilize all voice and data capabilities on each other's portion of the digital mobile network.

  •
  Exclusive Partnership. We are the exclusive operator of wireless communication services to Nextel's iDEN/800 MHz frequency customers who roam into our markets.

  •
  Infrastructure. In exchange for a fee, based on Nextel's cost to provide the service, we have the right to utilize Nextel's infrastructure, including certain switching facilities and network monitoring systems, until our customer volume makes it advantageous for us to build our own.

  •
  Relationships. Nextel assists us in obtaining the same terms it receives from vendors of equipment and services. In addition, we have developed our own relationships with other vendors from which we seek the same or comparable terms as Nextel receives from its vendors.

Business Strategy

    Our goal is to become the leading provider of integrated digital wireless communications services in our markets. We believe the following elements of our business strategy, in addition to our relationship with Nextel, distinguish our wireless service offerings from those of our competitors and enable us to compete successfully:

  •
  Provide Differentiated Package of Wireless Services. We and Nextel are the only wireless service providers that can offer interconnect, Nextel Direct Connect, two-way messaging and Nextel Wireless Web services, fully integrated in a single handset. We believe this "four-in-one" offering is particularly attractive to business users.

  •
  Target Business Customers. We believe that our focus on business customers has resulted in higher monthly average revenue per unit and lower average monthly service cancellations or terminations.

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  Rapidly Deploy Robust Network. Our objective is to build robust wireless systems that cover the key areas of a given market before we launch our network in that market.

  •
  Operate in Mid-Sized and Tertiary Markets. We focus on mid-sized and tertiary markets with demographics we believe to be similar to those served by Nextel. We believe that this strategy allows us to rapidly increase penetration within our targeted customer base, which we believe has historically been underserved in these markets.

Markets

    As of September 30, 2001, we had commercial operations in markets with total Pops of approximately 42.5 million and the ability to offer service to, or cover, approximately 29.3 million Pops. These operational markets are in Alabama, Arkansas, Central Illinois, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kentucky, Louisiana, Minnesota, Mississippi, Nebraska, New York, Pennsylvania, Tennessee, Texas, Virginia and Wisconsin. As of September 30, 2001, we had approximately 434,200 digital subscribers with an overall covered market penetration in our operational markets of approximately 1.48%. As of December 31, 2001, we provide service to over 33 million Pops. The following table sets forth, by total Pops, those markets with over 1 million Pops in which we have launched digital wireless services as of December 31, 2001:

Markets(1)	Total Pops	Scheduled Market Launch
Syracuse/Utica-Rome/Binghamton/Elmira, NY	2,058,780	Launched
Waterloo/Dubuque/Davenport/Cedar Rapids/Iowa City, IA	1,960,174	Launched
Louisville, KY	1,854,937	Launched
Peoria/Springfield/Champaign/Bloomington/Decatur, IL	1,844,352	Launched
Fayetteville/Fort Smith/Pine Bluff, AR	1,796,093	Launched
Omaha/Lincoln, NE	1,782,470	Launched
Roanoke/Lynchburg/Charlottesville, VA	1,713,008	Launched
Harrisburg/York/Lancaster, PA	1,688,822	Launched
Shreveport/Monroe/Tyler/Longview, LA/TX	1,626,510	Launched
Evansville/Owensboro, KY/IN	1,549,132	Launched
Buffalo/Jamestown, NY	1,497,610	Launched
Lexington-Fayette, KY	1,480,559	Launched
Altoona/Johnstown/Williamsport/State College, PA	1,462,511	Launched
Hattiesburg/Jackson, MS	1,430,863	Launched
Green Bay/Fond du Lac/Appleton/Sheboygan, WI	1,407,226	Launched
Fargo/Grand Forks, ND	1,229,945	Launched
Hawaii (all islands)	1,211,537	Launched
Rochester, NY	1,211,105	Launched
Albany/Glens Falls, NY	1,171,669	Launched
Des Moines/Ft. Dodge/Mason City, IA	1,127,107	Launched
McAllen/Harlingen/Brownsville, TX	1,023,589	Launched

(1)
We may, from time to time, reconfigure our markets to take advantage of build-out and management synergies and marketing opportunities. While the actual territories and population estimates will not change, the way we group our markets may increase or decrease the total number of markets.

    We have calculated total Pops for a given market by utilizing Census 2000 data published by the U.S. Census Bureau, which lists population estimates by county. Future launch schedules for our markets are subject to the various factors discussed under the heading "Risk Factors" in this prospectus.

    We were incorporated in the State of Delaware in July 1998. Our principal executive offices are located at 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is (425) 576-3600.

The Offering

Class A common stock offered by the selling stockholders	shares
Class A common stock outstanding after this offering	shares
Total common stock outstanding after this offering	shares
Use of proceeds	We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.
Nasdaq National Market Symbol	"NXTP"

    Except where otherwise indicated, all information in this prospectus:

  •
  excludes 8,233,551 shares of our Class A common stock issuable upon exercise of options outstanding as of September 30, 2001 at a weighted average exercise price of $9.16 per share; and

  •
  assumes no exercise of the underwriters' over-allotment option.

    Please see "Capitalization" on page 23 for a more complete discussion regarding the outstanding shares of our Class A common stock and other related matters.

    This prospectus contains registered trademarks and service marks of: Nextel, including "Nextel," "Nextel Direct Connect" and "Nextel Online"; Motorola, including "Motorola," "iDEN," "i1000 plus," "1500 plus," "i700plus," "i85s," "i50sx" and "i90c"; and other companies.

    Affiliates of Credit Suisse First Boston Corporation the book-running manager for this offering, are selling shares in this offering. See "Principal and Selling Stockholders."

Industry and Market Data

    Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources.

Summary Consolidated Financial Data

    You should read the following summary consolidated financial data together with "Management's Discussion and Analysis" and our consolidated financial statements and the related notes, all of which appear elsewhere in this prospectus. Our historical financial results discussed throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization which operations had previously been managed by Nextel. See Note 1 of our audited consolidated financial statements for a discussion of our formation, capitalization and basis of presentation.

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000(1)	2001
				(unaudited)
	(dollars in thousands)
Consolidated Statements of Operations Data:
Operating revenues:
Service revenues(1)	$3,745	$28,136	$130,125	$78,814	$247,588
Equipment revenues(1)	1,564	4,584	5,745	3,703	9,016

Total revenues	5,309	32,720	135,870	82,517	256,604
Operating expenses:
Cost of service revenues(1)	6,108	18,807	84,962	51,898	133,287
Cost of equipment revenues(1)	2,935	10,742	26,685	17,995	40,300
Selling, general and administrative	13,531	34,862	117,975	80,779	149,049
Stock-based compensation	447	27,256	70,144	52,599	23,393
Depreciation and amortization	4,586	12,689	38,044	20,547	53,642

Total operating expenses	27,607	104,356	337,810	223,818	399,671

Operating income (loss)	(22,298)	(71,636)	(201,940)	(141,301)	(143,067)

Other income (expense):
Other — loss from disposal of assets	—	—	(228)	—	—
Interest expense, net	—	(65,362)	(102,619)	(70,925)	(93,506)
Interest income	—	24,585	63,132	45,838	28,805

Total other income (expense)	—	(40,777)	(39,715)	(25,087)	(64,701)

Loss before income tax provision	(22,298)	(112,413)	(241,655)	(166,388)	(207,768)
Income tax provision	—	—	—	—	—

Loss before extraordinary item and cumulative effect of change in accounting principle	(22,298)	(112,413)	(241,655)	(166,388)	(207,768)
Extraordinary item — loss on early retirement of debt	—	—	(23,485)	(23,485)	—
Cumulative effect of change in accounting principle	—	—	—	—	(1,787)

Net loss	(22,298)	(112,413)	(265,140)	(189,873)	(209,555)
Mandatorily redeemable preferred stock dividends	—	—	(5,667)	(4,848)	(2,581)

Loss attributable to common stockholders	$(22,298)	$(112,413)	$(270,807)	$(194,721)	$(212,136)

	As of December 31,
				As of September 30, 2001
	1998	1999	2000
				(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term investments and restricted cash(2)	$16	$568,729	$928,346	$463,403
Plant, property and equipment, net	107,948	252,223	532,702	804,417
FCC operating licenses, net	133,180	151,056	245,295	279,719
Total assets	247,666	1,015,327	1,793,084	1,666,789
Current liabilities	8,995	58,503	120,423	124,175
Long-term debt	—	785,484	1,067,684	1,104,361
Series B redeemable preferred stock	—	—	27,517	30,098
Total stockholders' equity	238,671	170,616	570,215	390,623
Total liabilities and stockholders' equity	$247,666	$1,015,327	$1,793,084	$1,666,789
	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
	(dollars in thousands)
Other Data:
Covered Pops (end of period) (millions)	—	6	24	20.6	29.3
Subscribers (end of period)	10,200	46,100	227,400	172,400	434,200
Cash flows from operating activities	$(14,791)	$(66)	$(116,028)	$(92,460)	$(127,859)
Cash flows from investing activities	$(104,334)	$(363,605)	$(504,744)	$(629,050)	$(143,571)
Cash flows from financing activities	$119,141	$517,928	$960,051	$946,753	$8,551
EBITDA as adjusted(3)	$(17,265)	$(31,691)	$(93,752)	$(68,155)	$(66,032)
Capital expenditures(4)	$98,034	$153,989	$312,832	$196,115	$313,988

(1)
In December 2000, we changed our revenue recognition policy for activation fees (included in service revenues) and equipment (phones) revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." This change in our revenue recognition policy became effective as of January 1, 2000, and accordingly, results for the nine months ended September 30, 2000 have been restated. Quarterly results for 2000 were restated in our Form 10-K for the year ended December 31, 2000 (see Notes 2 and 12 of the Notes to the Financial Statements). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed description of the impact of our adoption of this policy.

(2)
Short-term investments include marketable debt securities and corporate commercial paper with original purchase maturities greater than three months. Restricted cash reflects the cash collateral account maintained under our credit facility equal to borrowings outstanding under one of our term loans until January 21, 2000, when the FCC approved the transfer applications relating to the licenses we acquired on January 29, 1999.

(3)
EBITDA as adjusted represents net loss before interest expense, interest income, depreciation, amortization, stock-based compensation expense and loss from disposal of assets. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA as adjusted should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, we have presented EBITDA as adjusted to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA as adjusted is not a measure determined under generally accepted accounting principles. Also, as calculated above, EBITDA as adjusted may not be comparable to similarly titled measures reported by other companies.

(4)
Capital expenditures are exclusive of capitalized interest but include accrued or financial capital, including the $22 million of Motorola vendor credits which were fully utilized during 1999. Capital expenditures are required to purchase network equipment, such as switching and radio transmission equipment. Capital expenditures also include purchases of other equipment used for administrative purposes, such as office equipment, computers and telephone systems.

RISK FACTORS

    The following risk factors and other information included in this prospectus should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

We have a history of operating losses, expect to continue to incur substantial operating losses in the future and may not be able to generate the earnings necessary to fund our operations, sustain the continued growth of our business or repay our debt obligations.

    We did not commence commercial operations until January 29, 1999, and the portion of the Nextel digital mobile network we acquired on that date only had a few months of operating history. Since then, we have had a history of operating losses, and, as of September 30, 2001, we had an accumulated deficit of approximately $617.9 million. We expect to continue to incur substantial operating losses and to generate negative cash flow from operating activities at least through 2003. We cannot assure you that we will become profitable or sustain profitability in the future. If we fail to complete the commercial launch of our portion of the Nextel digital mobile network on schedule or if we fail to achieve significant and sustained growth in our revenues and earnings from operations, we will not have sufficient cash to fund our current operations, sustain the continued growth of our business or repay our debt obligations. In addition, the slowdown in the U.S. economy generally and recent terrorist attacks upon the United States have added economic and consumer uncertainty that could adversely affect our revenue growth. Our failure to fund our operations or continued growth would have an adverse impact on our financial condition, and our failure to make any required payments would result in defaults under all of our debt agreements, which could result in the cessation of our business.

If we do not complete our portion of the Nextel digital mobile network by set deadlines, offer certain services and meet performance requirements, we risk termination of our agreements with Nextel WIP, which would eliminate our ability to carry out our current business plan and strategy.

    Our operating agreements with Nextel WIP require us to construct our portion of the Nextel digital mobile network to specific standards and by set deadlines, offer certain services and meet performance requirements. Our failure to meet any of these requirements could constitute a material default under the operating agreements that would give Nextel WIP the right to terminate these agreements, and would terminate our right to use the Nextel brand. The non-renewal or termination of the Nextel WIP operating agreements would eliminate our ability to carry out our current business plan and strategy and adversely affect our financial condition.

Under certain circumstances, Nextel WIP has the ability to purchase, and a majority of our Class A stockholders can cause Nextel WIP to purchase, all of our outstanding Class A common stock, including the Class A common stock sold in this offering.

    Under our restated certificate of incorporation and our operating agreements, in certain circumstances and subject to certain limitations, Nextel WIP has the ability to purchase, or to cause and fund a redemption by us of, all of the outstanding shares of our Class A common stock, including shares sold in this offering. In addition, under the provisions of our restated certificate of incorporation, upon the occurrence of certain events, the holders of a majority of our outstanding Class A common stock can require Nextel WIP to purchase, or cause and fund a redemption by us of, all of the outstanding shares of our Class A common stock, including the shares sold in this offering. For a description of these provisions of our restated certificate of incorporation, see "Description of Capital Stock—Certain Obligations Under Our Charter."

If Nextel experiences financial or operational difficulties, our business would be adversely affected.

    Our business plan depends, in part, on Nextel completing its portion of the Nextel digital mobile network on schedule and continuing to build and sustain customer support of its brand and the Motorola iDEN technology. If Nextel encounters financial problems or operating difficulties relating to its portion of the Nextel digital mobile network or experiences a significant decline in customer acceptance of its products or the Motorola iDEN technology, our affiliation with and dependence on Nextel may adversely affect our business, including the quality of our services, the ability of our customers to roam within the entire network and our ability to attract and retain new customers. Additional information regarding Nextel, its domestic digital mobile network business and the risks associated with that business can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 2000 and Nextel's other filings made under the Securities Act of 1933 and the Securities Exchange Act of 1934 (SEC file number 0-19656).

Any failure to integrate our portion of the Nextel digital mobile network with Nextel's portion effectively or on schedule would have an adverse effect on our results of operations.

    Pursuant to our operating agreements with Nextel WIP, Nextel WIP provides us with important services and assistance, including a license to use the Nextel brand name and the sharing of switches that direct calls to their destinations. Any interruption in the provision of these services could delay or prevent the successful integration of our portion of the Nextel digital mobile network with Nextel's portion, which is essential to the overall success of our business.

    Moreover, our business plan depends on our ability to implement integrated customer service, network management and billing systems with Nextel's systems to allow our respective portions of the Nextel digital mobile network to operate together, and provide our and Nextel's customers with seamless service. Integration requires that numerous and diverse computer hardware and software systems work together. Any failure to integrate these systems effectively or on schedule may have an adverse effect on our results of operations.

Difficulties in constructing and operating our portion of the Nextel digital mobile network could increase the estimated costs and delay the scheduled completion of the network, which would adversely affect our ability to generate revenue.

    The development and operation of our portion of the Nextel digital mobile network involve a high degree of risk. Before we are in a position to commence operations in our undeveloped markets, we will need to:

  •
  select and acquire appropriate sites for our transmission equipment, or cell sites;

  •
  purchase and install low-power transmitters, receivers and control equipment, or base radio equipment;

  •
  build out the physical infrastructure;

  •
  obtain interconnection services from local telephone service carriers on a timely basis; and

  •
  test the network.

Our ability to perform these necessary steps successfully may be hindered by, among other things, any failure to:

  •
  lease or obtain rights to sites for the location of our base radio equipment;

  •
  obtain necessary zoning and other local approvals with respect to the placement, construction and modification of our facilities;

  •
  acquire additional necessary radio frequencies from third parties or exchange radio frequency licenses with Nextel WIP;

  •
  commence and complete the construction of sites for our equipment in a timely and satisfactory manner; and

  •
  obtain necessary approvals, licenses and permits from federal, state and local agencies, including land use regulatory approvals and approval from the Federal Aviation Administration with respect to the transmission towers that we will be using.

    Before fully implementing our portion of the Nextel digital mobile network in a new market area or expanding coverage in an existing market area, we must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes may take weeks or months to complete and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. In addition, we may experience cost overruns and delays not within our control caused by acts of governmental entities, design changes, material and equipment shortages, delays in delivery and catastrophic occurrences. Any failure to construct our portion of the Nextel digital mobile network on a timely basis may affect our ability to provide services in our markets on a schedule consistent with our current business plan, and any significant delays could have a material adverse effect on our business. Moreover, if we fail to launch two or more markets in any year within 180 days of the respective scheduled launch dates, or if we fail to complete the build-out of two or more markets in any year within 180 days of the respective scheduled build-out dates, we could be in default of our operating agreements with Nextel WIP, which would impede our ability to execute our business plan.

We may be required to implement material changes to our business operations to the extent these changes are adopted by Nextel, which may not be beneficial to our business.

    If Nextel adopts material changes to its operations, our operating agreements with Nextel WIP give it the right to require us to make similar changes to our operations. The failure to implement required changes could, under certain circumstances, trigger the ability of Nextel WIP to terminate its operating agreements with us. Even if the required change is beneficial to Nextel, the effect on our business may differ due to differences in markets and customers. We cannot assure you that such changes would not adversely affect our business plan.

The transmission technology used in the Nextel digital mobile network is different from that used by most other wireless carriers, and, as a result, we might not be able to keep pace with industry standards if more widely used technologies advance.

    The Nextel digital mobile network uses scattered, non-contiguous radio spectrum near the frequencies used by cellular carriers. Because of their fragmented character, these frequencies traditionally were only usable for two-way radio calls, such as those used to dispatch taxis and delivery vehicles. Nextel became able to use these frequencies to provide a wireless telephone service competitive with cellular carriers only when Motorola developed a proprietary technology it calls "iDEN." We and Nextel are currently the only major U.S. wireless service providers utilizing iDEN technology on a nationwide basis, and iDEN phones are not currently designed to roam onto other domestic wireless networks.

    Our operating agreements with Nextel WIP require us to use the iDEN technology in our system and prevent us from adopting any new communications technology without Nextel WIP's consent.

    Future technological advancements may enable other wireless technologies to equal or exceed our current levels of service and render iDEN technology obsolete. If Motorola is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, because of the restrictive provisions in our operating agreements with Nextel WIP, we will be less able to compete effectively and could lose customers to our competitors.

We are dependent on Motorola for telecommunications equipment necessary for the operation of our business, and any failure of Motorola to perform would adversely affect our operating results.

    Motorola is currently our sole-source supplier of transmitters used in our network and wireless telephone equipment used by our customers, and we rely, and expect to continue to rely, on Motorola to manufacture a substantial portion of the equipment necessary to construct our portion of the Nextel digital mobile network. We expect that for the next few years, Motorola, and competing manufacturers who are licensed by Motorola, will be the only manufacturers of wireless handsets that are compatible with the Nextel digital mobile network. If Motorola becomes unable to deliver such equipment, or refuses to do so on reasonable terms, then we may not be able to service our existing subscribers or add new subscribers and our business would be adversely affected. Motorola and its affiliates engage in wireless communications businesses and may in the future engage in additional businesses that do or may compete with some or all of the services we offer. We cannot assure you that any potential conflict of interest between us and Motorola will not adversely affect our ability to obtain equipment in the future. In addition, the failure by Motorola to deliver necessary technology improvements and enhancements and system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on our growth and operations. We generally have been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola, and adequate volumes and mix of wireless handsets and related accessories from Motorola, to meet subscriber and system loading rates, but we cannot be sure that equipment quantities will be sufficient in the future. Additionally, in the event of shortages of that equipment, our agreements with Nextel WIP provide that available supplies of this equipment would be allocated proportionately between Nextel and us.

We, together with Nextel, are considering implementing "third-generation" services in the future. However, if we are unable to do so, or if we are not able to do so in an economical and competitively effective fashion, our operations and growth could be adversely affected.

    Over the next several years we are considering implementing new digital technology, sometimes referred to as "3G" or "third-generation" technology, which could facilitate high-speed, high-volume wireless voice and data transmission and other advanced digital services. Together with Nextel, we are presently evaluating standards and assessing the potential demand for these third-generation wireless services. However, significant capital expenditures would likely be required in implementing this third-generation technology, and there can be no guarantee that we will have the financial resources necessary to fund these expenditures or, if we do implement this technology, that it would provide the advantages that we would expect. Moreover, it may be necessary to acquire additional frequencies to implement third-generation technologies, and we cannot be sure that we will be able to obtain such spectrum on reasonable terms, if at all. In addition, there are several types of third-generation technologies that may not be fully compatible with each other or with other currently deployed digital technologies. If the type of technology that we either choose to deploy or are required to deploy to maintain compatibility with the technology chosen by Nextel does not gain widespread acceptance or perform as expected, or if our competitors develop third-generation technology that is more effective or economical than ours, our business may be adversely affected.

We may not be able to obtain additional spectrum, which may adversely impact our ability to implement our business plan.

    We may seek to acquire additional spectrum, including through participation as a bidder or member of a bidding group in government-sponsored auctions of spectrum. We may not be able to accomplish any spectrum acquisition or the necessary additional capital for that purpose may not be available on acceptable terms, or at all. If sufficient additional capital is not available, to the extent we are able to complete any spectrum acquisition, the amount of funding available to us for our existing businesses would be reduced. Even if we are able to acquire spectrum, we may still require additional capital to finance the pursuit of any new business opportunities associated with our acquisitions of additional spectrum, including those associated with the potential provision of any new "third-generation" or "3G" wireless services. This additional capital may not be available.

    We cannot be sure that any future spectrum auctions will occur or, if so, occur on their currently announced schedules. For example, the Federal Communications Commission already has postponed on several occasions the first auction of the reallocated 700 MHz spectrum now being used by broadcast television stations, and that auction is currently scheduled for June 19, 2002. We also cannot be sure:

  •
  in which auctions we will participate, alone or as a member of a bidding group;

  •
  whether we or any bidding group in which we are a participant will be a successful bidder and will be awarded spectrum licenses in any auction; and

  •
  what amounts would be required to be bid to prevail in any auction.

Our future performance will depend on our and Nextel's ability to succeed in the highly competitive wireless communications industry.

    Our ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including the following:

  •
  If the wireless communications technology that we and Nextel use does not continue to perform in a manner that meets customer expectations, we will be unable to attract and retain customers. Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on the Nextel digital mobile network. If we are unable to address and satisfactorily resolve performance or other transmission quality issues as they arise, including transmission quality issues on Nextel's portion of the Nextel digital mobile network, we may have difficulty attracting and retaining customers, which would adversely affect our revenues.

  •
  Because the Nextel digital mobile network does not provide roaming coverage on a nationwide basis that is as extensive as is available through most cellular and personal communication services providers, we may not be able to compete effectively against those providers. In addition, some of our competitors provide their customers with handsets with both digital and analog capability, which expands their coverage, while we have only digital capability. We cannot be sure that we, either alone or together with Nextel, will be able to achieve comparable system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for our multi-function wireless communications package.

  •
  Neither we nor Nextel have the extensive direct and indirect channels of distribution for the Nextel digital mobile network products and services that are available to some of our competitors. The lack of these distribution channels could adversely affect our operating results. Many of our competitors have established extensive networks of retail locations, including locations dedicated solely to their products, and multiple distribution channels and therefore have access to more potential customers than we do.

  •
  Because of their greater resources, some of our competitors may be able to offer services to customers at prices that are below the prices that we can offer for comparable services. As a result, if we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

  •
  The wireless telecommunications industry is experiencing significant technological change. Our digital technology could become obsolete. We rely on digital technology that is not compatible with, and that competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

  •
  segment the user markets, which could reduce demand for specific technologies, including our technology;

  •
  reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital technology, to developing or improving the technology for our systems; and

  •
  adversely affect market acceptance of our services.

  •
  In 2000, we began to offer our subscribers access to digital two-way mobile data and Internet connectivity under the brand name Nextel Wireless Web. We cannot be sure that these services will continue to perform satisfactorily, be utilized by a sufficient number of our subscribers or produce sufficient levels of customer satisfaction or revenue. Because we have less spectrum than some of our competitors, any digital two-way mobile data and Internet connectivity services that we may offer could be significantly limited compared to those services offered by other wireless communications providers with larger spectrum positions. The success of these new services will be jeopardized if:

  •
  we are unable to offer these new services profitably;

  •
  these new service offerings adversely impact the performance or reliability of the Nextel digital mobile network;

  •
  we, Nextel or third-party developers fail to develop new applications for our customers; or

  •
  we otherwise do not achieve a satisfactory level of customer acceptance and utilization of these services.

  •
  If either personal communication services or cellular operators provide two-way radio dispatch or comparable capabilities in the future, our competitive advantage may be impaired. Further, some of our competitors have attempted to compete with the Nextel Direct Connect service by offering unlimited mobile-to-mobile calling plan features and reduced rate calling plan features for designated small groups. If these calling plan modifications are perceived by our existing and potential customers as viable substitutes for our differentiated services, our business may be adversely affected.

  •
  We expect that as the number of wireless communications providers in our market areas increases, including providers of both digital and analog services, our competitors' prices in these markets will decrease. We may encounter further market pressures to reduce our digital mobile network service offering prices; restructure our digital mobile network service offering packages to offer more value; or respond to particular short-term, market-specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their services in a particular market. A reduction in our pricing would likely have an adverse effect on our revenues and operating results.

  •
  Because of the numerous features we offer, our mobile handsets are, and are likely to remain, significantly more expensive than mobile analog telephones and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services telephones that do not incorporate a comparable multi-function capability. The higher cost of our equipment may make it more difficult or less profitable to attract customers who do not place a high value on our unique multi-service offering. This may reduce our growth opportunities or profitability.

Our network may not have sufficient capacity to support our anticipated customer growth.

    Our business plan depends on assuring that our portion of the Nextel digital mobile network has adequate capacity to accommodate anticipated new customers and the related increase in usage of our network. This plan relies on:

  •
  the ability to obtain additional spectrum when and where required;

  •
  the availability of wireless handsets of the appropriate model and type to meet the demands and preferences of our customers; and

  •
  the ability to obtain and construct additional cell sites and other infrastructure equipment.

    We cannot assure you that we will not experience unanticipated difficulties in obtaining these items, which could adversely affect our ability to build our portion of the network.

We have potential systems limitations on adding customers, which may adversely affect our growth and performance.

    Our success in generating revenues by attracting and retaining large numbers of customers to our portion of the Nextel digital mobile network is critical to our business plan. In order to do so, we must develop effective procedures for customer activation, customer service, billing and other support services. Even if our system is functional on a technical basis, we may encounter other factors that could adversely affect our ability to successfully add customers to our portion of the Nextel digital mobile network, including:

  •
  inadequate or inefficient systems, business process and related support functions especially as related to customer service and accounts receivable collection; and

  •
  an inappropriately long length of time between a customer's order and activation of service for that customer, especially because the current activation time for our new customers is longer than that of some of our competitors.

    Customer reliance on our customer service functions may increase as we add new customers. Our inability to timely and efficiently meet the demands for these services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenues.

Our highly leveraged capital structure could limit our ability to obtain additional financing and our growth opportunities.

    The level of our outstanding debt greatly exceeds the level of our revenues and stockholders' equity. As of September 30, 2001, we had approximately $1.1 billion of total long-term debt outstanding, including $325 million outstanding under our credit facility, $379.4 million of senior discount notes outstanding at their accreted value and $400 million of senior notes outstanding. This indebtedness represented approximately 72% of our total book capitalization at that date. On December 4, 2001, we issued an additional $225.0 million of senior discount notes, which on a pro forma basis changed our indebtedness to represent approximately 76% of our total book capitalization.

As of September 30, 2001, we also had $30.1 million of mandatorily redeemable preferred stock outstanding, including accrued dividends. In addition, in December 2001, we received commitments under our existing $150 million credit facility to provide for an additional $50 million term loan. We intend to close this new term loan transaction and to draw down the entire additional $50 million in the first quarter of 2002.

    Our large amount of outstanding indebtedness, and the fact that we may need to incur additional debt in the future, could significantly impact our business for the following reasons:

  •
  it limits our ability to obtain additional financing, if needed, to complete the build-out of our portion of the Nextel digital mobile network, to cover our cash flow deficit or for working capital, other capital expenditures, debt service requirements or other purposes;

  •
  it will require us to dedicate a substantial portion of our operating cash flow to fund interest expense on our credit facility and other indebtedness, reducing funds available for our build-out, operations or other purposes;

  •
  it makes us vulnerable to interest rate fluctuations because our credit facility term loan bears interest at variable rates; and

  •
  it limits our ability to compete with competitors who are not as highly leveraged, especially those who may be able to price their service packages at levels below that which we can or are willing to match.

    Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our estimated capital requirements to build out our portion of the Nextel digital mobile network using the current 800 MHz iDEN system until we become free cash flow positive, which we anticipate will not occur before 2004.

    We cannot be sure, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, our obligations under our credit facility or our existing senior discount notes and senior notes, or to fund our other liquidity needs. Moreover, if our indebtedness cannot be repaid at maturity or refinanced, we will not be able to meet our obligations under our debt agreements, which could result in the cessation of our business. Finally, the fundraising efforts of Nextel or any of its affiliates may also adversely affect our ability to raise additional funds.

Our existing debt agreements contain restrictive and financial covenants that limit our operating flexibility.

    Our credit facility and the indentures governing our existing senior notes and senior discount notes contain covenants that, among other things, restrict our ability to take specific actions even if we believe them to be in our best interest. These include restrictions on our ability to:

  •
  incur additional debt;

  •
  pay dividends or distributions on, or redeem or repurchase, capital stock;

  •
  create liens on assets;

  •
  make investments, loans or advances;

  •
  issue or sell capital stock of certain of our subsidiaries;

  •
  enter into transactions with affiliates;

  •
  enter into a merger, consolidation or sale of assets; or

  •
  engage in any business other than telecommunications.

    In addition, our credit facility imposes financial covenants which require our principal subsidiary to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios, minimum service revenues, minimum subscriber units and covered Pops, minimum EBITDA requirements and minimum fixed charge coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future, and if we fail to do so, our debts could become immediately payable at a time when we are unable to pay them, which could adversely affect our ability to carry out our business plan and would have a negative impact on our financial condition.

If an event constituting a change of control occurs, we may be required to redeem all of our outstanding notes even if our credit facility prohibits such a redemption or we lack the resources to make such a redemption.

    Upon the occurrence of a defined change of control under the indentures governing our existing senior discount notes and senior notes, other than a change of control involving certain of our existing stockholders, we could be required to redeem our existing senior discount notes and senior notes. However, our credit facility prohibits us, except under certain circumstances, from redeeming any of our outstanding notes before their stated maturity. In the event we become subject to a change of control at a time when we are prohibited from redeeming our outstanding notes our failure to redeem such notes would constitute an event of default under the respective indentures, which would in turn result in a default under our credit facility. Any default under our indentures or credit facility could result in an acceleration of such indebtedness, which would harm our financial condition and adversely impact our ability to implement our business plan and could result in the cessation of our business. Moreover, even if we obtained consent under our credit facility, we cannot be sure that we would have sufficient resources to redeem our outstanding notes and still have sufficient funds available to successfully pursue our business plan.

We are dependent on our current key personnel, and our success depends upon our continued ability to attract, train and retain additional qualified personnel.

    The loss of one or more key employees could impair our ability to successfully build out and operate our portion of the Nextel digital mobile network. We believe that our future success will also depend on our continued ability to attract and retain highly qualified technical, sales and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the wireless communications industry. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical, sales and management personnel.

Concerns that the use of wireless telephones may pose health and safety risks may discourage the use of our wireless handsets.

    Studies and reports have suggested that, and additional studies are currently being undertaken to determine whether, radio frequency emissions from enhanced specialized mobile radio, or ESMR, cellular and personal communications service, or PCS, wireless telephones may be linked with health risks, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of portable telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry.

    Litigation by individuals alleging injury from health effects associated with radio frequency emissions from mobile phones has been brought against us and other mobile wireless carriers and manufacturers. In addition, purported class action litigation has been filed seeking to require all handsets to include an ear-piece that would enable use of mobile handsets without holding them against the user's head. While it is not possible to predict the outcome of this litigation, circumstances surrounding it could increase the cost of our handsets as well as increase other costs of doing business.

    Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. The passage of this type of legislation could decrease demand for our services.

Regulatory authorities exercise considerable power over our operations, which could be exercised against our interests and impose additional unanticipated costs.

    The FCC and state telecommunications authorities regulate our business to a substantial degree. The regulation of the wireless telecommunications industry is subject to constant change. New rules and regulations may be adopted pursuant to the Communications Act of 1934, as amended. While the Telecommunications Act of 1996 provided for significant deregulation of the U.S. telecommunications industry, certain FCC rules regulating it remain subject to judicial review and additional FCC rulemaking. As a result, we cannot predict the effect that this or other legislation or any FCC rulemaking may have on our future operations. We must comply with all applicable regulations to conduct our business. Modifications of our business plans or operations to comply with changing regulations or actions taken by regulatory authorities might increase our costs of providing service and adversely affect our financial condition. In addition, we anticipate FCC regulation or Congressional legislation that creates additional spectrum allocations that may also have the effect of adding new entrants into the mobile telecommunications market.

    If we fail to comply with the terms of our licenses or applicable regulations, that could result in the loss of one or more licenses, penalties and fines. For example, we could lose a license if we fail to construct or operate facilities as required by the license. If we lose licenses, that loss could have a material adverse effect on our business and financial condition.

Nextel WIP has contractual approval rights that allow it to exert significant influence over our operations, and it can acquire additional shares of our stock.

    Pursuant to our amended shareholders' agreement and operating agreements, the approval of the director designated by Nextel WIP, and/or of Nextel WIP itself, is required in order for us to:

  •
  make a material change in our technology;

  •
  modify our business objectives in any way that is inconsistent with our objectives under our material agreements, including our operating agreements with Nextel WIP;

  •
  dispose of all or substantially all of our assets;

  •
  make a material change in or broaden the scope of our business beyond our current business objectives; or

  •
  enter into any agreement the terms of which would be materially altered in the event that Nextel WIP either exercises or declines to exercise its rights to acquire additional shares of our stock under the terms of the amended shareholders' agreement or our restated certificate of incorporation.

    These approval rights relate to significant transactions, and decisions by the Nextel WIP-designated director could conflict with those of our other directors, including our independent directors.

    In addition, the amended shareholders' agreement does not prohibit Nextel WIP or any of our other stockholders or any of their respective affiliates from purchasing shares of our Class A common stock in the open market. Any such purchases would increase the voting power and influence of the purchasing stockholder, and could result in a change of control of us. Additionally, if we experience a change of control, Nextel WIP could purchase all of our licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the licenses in our territory for as long as our operating agreements with Nextel WIP remain in effect. Such an agreement would be subject to approval by the FCC.

Significant stockholders represented on our board of directors can exert significant influence over us and may have interests that conflict with those of our other stockholders.

    As of September 30, 2001, our officers, directors and greater than 5% stockholders together controlled approximately 72.5% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company.

    In addition, under our amended shareholders' agreement, Nextel WIP, Madison Dearborn Partners and Eagle River each have the right to designate a member to our six-member board of directors. We cannot be certain that any conflicts that arise between the interests of our company and those of these stockholders will always be resolved in our favor. Moreover, as described above, Nextel WIP has certain approval rights that allow it to exert significant influence over our operations.

    DLJ Merchant Banking, Madison Dearborn Partners and Eagle River each own significant amounts of our capital stock and each currently has a representative on our board of directors. Each of these entities or their affiliates has significant investments in other telecommunications businesses, some of which may compete with us currently or in the future. We do not have a noncompetition agreement with any of our stockholders, and thus their or their affiliates' current and future investments could create conflicts of interest.

Anti-takeover provisions could prevent or delay a change of control that stockholders may favor.

    Provisions of our charter documents, amended shareholders' agreement, operating agreements and Delaware law may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable. We have authorized the issuance of "blank check" preferred stock and have imposed certain restrictions on the calling of special meetings of stockholders. If we experience a change of control, Nextel WIP could purchase all of our licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the frequencies in our territory for as long as our operating agreements remain in effect. Such an agreement would be subject to approval by the FCC. Moreover, a change of control could trigger an event of default under provisions in our credit facility and the indentures governing our senior discount notes and senior notes. These provisions could have the effect of delaying, deferring or preventing a change of control in our company, discourage bids for our Class A common stock at a premium over the market price, lower the market price of our Class A common stock, or impede the ability of the holders of our Class A common stock to change our management.

Regulations to which we are subject may affect the ability of some of our investors to have an equity interest in us. Additionally, our restated certificate of incorporation contains provisions that allow us to redeem shares of our securities in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

    Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission. Moreover, our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

Our Series B preferred stock has a liquidation preference to our common stock, can be redeemed by us at any time and must be redeemed for cash in February 2010.

    Upon a liquidation of our company, holders of our Series B preferred stock would be entitled to receive, prior to receipt of any funds by the holders of our common stock, an aggregate liquidation preference equal to $21.9 million, plus dividends accrued on such amount from the date of issuance up to the liquidation date equal to 12% per annum of the aggregate liquidation preference, compounded quarterly. As of September 30, 2001, we had $30.1 million of Series B preferred stock outstanding, including accrued dividends. In addition, we can redeem all of our Series B preferred stock at any time upon payment of the accreted liquidation preference, subject to the covenants in our debt instruments. Pursuant to our restated certificate of incorporation, we must redeem all of our Series B preferred stock in February 2010, and we cannot guarantee that we will have sufficient cash from operations at that time to make such redemption. In the event that we default on our redemption obligations, the accreted liquidation preference will continue to accrue until we fulfill our redemption obligations in full.

Our stock price has been and is likely to continue to be volatile.

    The market price of our Class A common stock has been volatile in the past and is likely to continue to be volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our or Nextel's operating results;

  •
  variations in our or Nextel's operating results from the expectations of securities analysts and investors;

  •
  changes in expectations as to our or Nextel's future financial performance, including financial estimates by securities analysts and investors;

  •
  changes in laws and regulations affecting the telecommunications industry;

  •
  announcements of significant claims or proceedings against us;

  •
  changes in market valuations of Nextel or other telecommunications companies;

  •
  announcements of technological innovations or new services by us, Nextel or our competitors;

  •
  announcements by us, Nextel or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel;

  •
  future sales of our Class A common stock; and

  •
  volume fluctuations.

Additional shares of our Class A common stock will be eligible for public sale in the future and may adversely affect the market price of our Class A common stock.

    Sales of a substantial number of shares of our Class A common stock in the public market following this offering could adversely affect the market price of our Class A common stock. As of September 30, 2001, there were 165,464,615 shares of Class A common stock and 79,056,228 shares of Class B common stock outstanding.

    The following table shows the timing of when the shares of Class A common stock outstanding as of September 30, 2001 (other than the 38,791,585 shares that are already currently available in the public market) may be eligible for resale in the public market, assuming that certain contractual "lock-up" agreements are not amended or waived to permit an earlier sale:

Date	Shares of Class A common stock first eligible for resale	Comment
• Upon effectiveness		• Freely tradable shares sold in this offering
• 90 days after the date of this prospectus	96,558,941	• Shares eligible for sale under Rule 144, subject to certain restrictions
• September 9, 2002	428,472	• Shares eligible for sale under Rule 144, subject to certain restrictions
• After we achieve positive EBITDA for two consecutive quarters	29,685,617	• Shares eligible for sale under Rule 144, subject to certain restrictions

    In addition, because a number of our significant stockholders have the right to require us to register their shares of our Class A common stock, large blocks of our Class A common stock may be sold in the public market in the future.

FORWARD-LOOKING STATEMENTS

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from current beliefs.

    Some statements and information contained in this prospectus are not historical facts, but are forward-looking statements. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy, plans or goals that involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated. We warn you that these forward-looking statements are only predictions, subject to risks and uncertainties. Actual events or results can differ materially from those expressed or implied as a result of a variety of factors, including those set forth above under "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

  •
  our plan for meeting our scheduled build-out for commercial launch of markets within our portion of the Nextel digital mobile network;

  •
  our business plan, its advantages and our strategy for implementing our plan;

  •
  general economic conditions in the geographic areas and occupational markets that we are targeting in our portion of the Nextel digital mobile network;

  •
  our expectation regarding the continued successful performance and market acceptance of the technology we use;

  •
  our ability to attract and retain sufficient subscribers;

  •
  our anticipated capital expenditures and funding requirements, including our ability to access sufficient debt or equity capital to meet operating and financing needs;

  •
  the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment, marketing plans and customer demand;

  •
  the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability;

  •
  our ability to timely and successfully accomplish required scale-up of our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivable;

  •
  the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of PCS and cellular services;

  •
  future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications services generally;

  •
  other risks and uncertainties described from time to time in our reports filed with the SEC; and

  •
  our ability to implement new digital technology, sometimes referred to as "3G" or "third-generation" technology, which could facilitate high-speed, high-volume wireless voice and data transmission and other advanced digital services; and

  •
  Nextel's planned enhancement of Direct Connect called "travelling Direct Connect," which would allow two or more subscribers travelling outside of their home calling area to use Direct Connect in that market.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.

DIVIDEND POLICY

    We have never paid cash dividends on any of our capital stock, including our Class A common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, our credit facility prohibits us from paying dividends without our lender's consent, and the indentures pursuant to which our senior notes and senior discount notes were issued contain a limitation on our ability to pay dividends. We will, however, be required, in a liquidation or upon mandatory redemption in February 2010, to pay dividends on our Series B preferred stock. See "Description of Capital Stock."

PRICE RANGE OF CLASS A COMMON STOCK

    Our Class A common stock is traded on Nasdaq under the symbol "NXTP." The following table sets forth, for the periods indicated, the high and low sale prices of our Class A common stock as reported on Nasdaq:

	High	Low
Fiscal Year Ended December 31, 2000
First Quarter (from February 22, 2000, the date of our initial public offering)	$40.125	$28.250
Second Quarter	32.750	13.000
Third Quarter	34.500	22.000
Fourth Quarter	29.000	10.063
Fiscal Year Ended December 31, 2001
First Quarter	$24.500	$11.000
Second Quarter	18.020	10.500
Third Quarter	15.800	4.350
Fourth Quarter	12.320	4.880
Fiscal Year Ending December 31, 2002
First Quarter (through January 4, 2002)	$12.950	$11.840

    On January 4, 2002, the last sale price reported on Nasdaq for our Class A common stock was $12.50 per share.

CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2001 on a pro forma basis, including the effect of issuing the 12.5% senior discount notes. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

    The outstanding share information excludes 8,233,551 shares of Class A common stock issuable upon exercise of options outstanding as of September 30, 2001 having a weighted average exercise price of $9.16 per share.

As of September 30, 2001 Pro Forma
(unaudited) (dollars in thousands)
Cash and cash equivalents, short-term investments and restricted cash	$668,790

Debt:
Credit facility(1)	325,000
14% senior discount notes due 2009(2)	379,361
11% senior notes due 2010	400,000
12 1/2% senior discount notes due 2009(3)	210,422

Total long-term debt	1,314,783

Series B redeemable preferred stock due 2010	30,098

Stockholders' equity:
Class A common stock and additional paid-in capital	865,657
Class B common stock and additional paid-in capital	163,312
Deferred compensation	(20,437)
Accumulated deficit	(617,909)

Total stockholders' equity	390,623

Total capitalization	$1,735,504

(1)
One of our subsidiaries, Nextel Partners Operating Corp., entered into a $425 million credit facility and, as of September 30, 2001, had drawn down an aggregate of $325 million in term loans. In addition, we intend to amend our existing $150 million credit facility to provide for an additional $50 million term loan and to draw down the entire additional $50 million in the first quarter of 2002.

(2)
Represents the accreted value of the notes as of September 30, 2001.

(3)
Represents the value of the notes as if they were issued as of September 30, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA

    We have summarized below our historical consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001. The historical operating data presented below are derived from our records.

    Our historical financial results discussed in this section and throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization, which operations had previously been managed by Nextel. See Note 1 of our audited consolidated financial statements for a discussion of our formation, capitalization and basis of presentation.

    Please read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000(1)	2001
				(unaudited)
	(dollars in thousands)
Consolidated Statements of Operations Data:
Operating revenues:
Service revenues(1)	$3,745	$28,136	$130,125	$78,814	$247,588
Equipment revenues(1)	1,564	4,584	5,745	3,703	9,016

Total revenues	5,309	32,720	135,870	82,517	256,604
Operating expenses:
Cost of service revenues(1)	6,108	18,807	84,962	51,898	133,287
Cost of equipment revenues(1)	2,935	10,742	26,685	17,995	40,300
Selling, general and administrative	13,531	34,862	117,975	80,779	149,049
Stock-based compensation	447	27,256	70,144	52,599	23,393
Depreciation and amortization	4,586	12,689	38,044	20,547	53,642

Total operating expenses	27,607	104,356	337,810	223,818	399,671

Operating income (loss)	(22,298)	(71,636)	(201,940)	(141,301)	(143,067)

Other income (expense):
Other — loss from disposal of assets	—	—	(228)	—	—
Interest expense, net	—	(65,362)	(102,619)	(70,925)	(93,506)
Interest income	—	24,585	63,132	45,838	28,805

Total other income (expense)	—	(40,777)	(39,715)	(25,087)	(64,701)

Loss before income tax provision	(22,298)	(112,413)	(241,655)	(166,388)	(207,768)
Income tax provision	—	—	—	—	—

Loss before extraordinary item and cumulative effect of change in accounting principle	(22,298)	(112,413)	(241,655)	(166,388)	(207,768)
Extraordinary item — loss on early retirement of debt	—	—	(23,485)	(23,485)	—
Cumulative effect of change in accounting principle	—	—	—	—	(1,787)

Net loss	(22,298)	(112,413)	(265,140)	(189,873)	(209,555)
Mandatorily redeemable preferred stock dividends	—	—	(5,667)	(4,848)	(2,581)

Loss attributable to common stockholders	$(22,298)	$(112,413)	$(270,807)	$(194,721)	$(212,136)

Loss per share attributable to common stockholders, basic and diluted:
Loss before extraordinary item and cumulative effect of change in accounting principle	$—	$(38.18)	$(1.21)	$(0.89)	$(0.86)
Extraordinary item	—	—	(0.12)	(0.12)	—
Cumulative effect of change in accounting principle	—	—	—	—	(0.01)

Net loss per share attributable to common stockholders	$—	$(38.18)	$(1.33)	$(1.01)	$(0.87)

	As of December 31,
				As of September 30, 2000
	1998	1999	2000
				(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term investments and restricted cash(2)	$16	$568,729	$928,346	$463,403
Plant, property and equipment, net	107,948	252,223	532,702	804,417
FCC operating licenses, net	133,180	151,056	245,295	279,719
Total assets	247,666	1,015,327	1,793,084	1,666,789
Current liabilities	8,995	58,503	120,423	124,175
Long-term debt	—	785,484	1,067,684	1,104,361
Series B redeemable preferred stock	—	—	27,517	30,098
Total stockholders' equity	238,671	170,616	570,215	390,623
Total liabilities and stockholders' equity	247,666	1,015,327	1,793,084	1,666,789
	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
	(dollars in thousands)
Other Data:
Covered Pops (end of period) (millions)	—	6	24	20.6	29.3
Subscribers (end of period)	10,200	46,100	227,400	172,400	434,200
Cash flows from operating activities	$(14,791)	$(66)	$(116,028)	$(92,460)	$(127,859)
Cash flows from investing activities	$(104,334)	$(363,605)	$(504,744)	$(629,050)	$(143,571)
Cash flows from financing activities	$119,141	$517,928	$960,051	$946,753	$8,551
EBITDA as adjusted(3)	$(17,265)	$(31,691)	$(93,752)	$(68,155)	$(66,032)
Capital expenditures(4)	$98,034	$153,989	$312,832	$196,115	$313,988

(1)
In December 2000, we changed our revenue recognition policy for activation fees (included in service revenues) and equipment (phones) revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." This change in our revenue recognition policy became effective as of January 1, 2000, and accordingly, results for the nine months ended September 30, 2000 have been restated. Quarterly results for 2000 were restated in our Form 10-K for the year ended December 31, 2000 (see Notes 2 and 12 of the Notes to the Financial Statements). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed description of the impact of our adoption of this policy.

(2)
Short-term investments include marketable securities and corporate commercial paper with original purchase maturities greater than three months. Restricted cash reflects the cash collateral account maintained under the credit facility equal to borrowings outstanding until January 21, 2000, when the FCC approved the transfer applications relating to the licenses we acquired on January 29, 1999.

(3)
EBITDA as adjusted represents net loss before interest expense, interest income, depreciation, amortization, stock-based compensation expense and loss from disposal of assets. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA as adjusted should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, we have presented EBITDA as adjusted to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA as adjusted is not a measure determined under generally accepted accounting principles. Also, EBITDA as adjusted as calculated above may not be comparable to similarly titled measures reported by other companies.

(4)
Capital expenditures are exclusive of capitalized interest but include accrued or financed capital, including the $22 million of Motorola vendor credits which were fully utilized during 1999. Capital expenditures are required to purchase network equipment, such as switching and radio transmission equipment. Capital expenditures also include purchases of other equipment used for administrative purposes, such as office equipment, computers and telephone systems.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    Some statements and information contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are not historical facts but are forward-looking statements. For a discussion of important factors that could cause results to differ materially from the forward-looking statements contained in this prospectus, see "Risk Factors" and "Forward-Looking Statements."

    Please read the following discussion together with the Selected Consolidated Financial Data, the consolidated financial statements and the related notes included elsewhere in this prospectus.

    Our historical results discussed in this section and throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization, which operations had previously been managed by Nextel. See Note 1 of our audited consolidated financial statements for a discussion of our formation, capitalization and basis of presentation.

Overview

    We provide digital wireless communications services in mid-sized and tertiary markets throughout the United States. We hold licenses for wireless frequencies in 58 markets where over 51 million people, or Pops, live and work. We have the right to operate in 15 of the top 100 metropolitan statistical areas in the United States ranked by population and 55 of the top 200 metropolitan statistical areas. As of September 30, 2001, we had commercial operations in markets with total Pops of approximately 42.5 million and the ability to offer service to, or cover, approximately 29.3 million Pops. These operational markets are in Alabama, Arkansas, Central Illinois, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kentucky, Louisiana, Minnesota, Mississippi, Nebraska, New York, Pennsylvania, Tennessee, Texas, Virginia and Wisconsin.

    As of September 30, 2001, we had approximately 434,200 digital subscribers. Our subscriber base grew 151.9% compared to September 30, 2000, when we had an ending subscriber count of approximately 172,400.

    In June 2000, we introduced Nextel Wireless Web service in select markets, and by the end of 2000 we offered this data service in all of our launched markets. Wireless Web service provides Internet-ready subscriber handsets with wireless Internet services, including web-based applications and content. As of September 30, 2001, we had approximately 183,000 data subscribers.

    Due to the continued development, build-out and enhancement of our portion of the Nextel digital mobile network, we expect to continue to experience negative operating margins. In addition, we anticipate costs such as site rentals, telecommunications expenses, network equipment costs and other capital expenses to increase. Sales and marketing expenses and general and administrative costs are also expected to increase with the commercialization of service in new markets.

    In December 2000, we changed our revenue recognition policy for activation fees (included in service revenues) and equipment (phones) revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." This change in our revenue recognition policy became effective January 1, 2000, and accordingly, results for the nine months ended September 30, 2000 have been restated. Under this new policy, our activation fees and phone revenues are deferred and recognized over three years, the expected life of the customer relationship. Concurrently, the related costs for the phone equipment are deferred to the extent of deferred revenues, resulting in no change to EBITDA or net loss. The direct and incremental phone costs in excess of revenues generated from phone sales are expensed immediately as the amounts exceed our minimum contractual revenue.

Results of Operations

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

Revenues

    Our primary sources of revenues are service revenues and equipment revenues. Service revenues increased 214.1% to $247.6 million for the nine months ended September 30, 2001 as compared to $78.8 million recognized during the nine months ended September 30, 2000 (restated for SAB 101). Our service revenues consist of charges for airtime usage and monthly network access fees from providing integrated wireless services within our territory, particularly mobile telephone and two-way radio dispatch services. Service revenues also include roaming revenues related to the use by Nextel subscribers of our portion of the Nextel digital mobile network. Roaming revenues for the first nine months of 2001 accounted for approximately 16.2% of our service revenues, as compared to 20.4% for the first nine months of 2000.

    The following table shows results for the nine months ended September 30, 2001 and 2000 without the impact of SAB 101.

	Pre-SAB 101 For the Nine Months Ended
	September 30, 2001	September 30, 2000
	(in thousands)
Revenues:
Service revenues	$249,108	$79,780
Equipment revenues	15,878	15,559

Total revenues	$264,986	$95,339

Operating expenses:
Cost of equipment revenues	$48,682	$30,817

EBITDA	$(66,032)	$(68,155)

    Equipment revenues reported for the nine months ended September 30, 2001 were $9.0 million as compared to $3.7 million reported for the same period in 2000, representing an increase of $5.3 million, or 143.5%. Without adjusting for the impact of SAB 101, equipment revenues would have increased 2.1%, or $319,000, from the first nine months of 2000 to the first nine months of 2001 to $15.9 million.

    Total revenues increased 211.0% to $256.6 million during the first nine months of 2001 as compared to $82.5 million generated in the first nine months of 2000. This growth in revenues was due to launching new markets along with increased revenues from existing markets of approximately $89.0 million, an increase of 112.4% over the same period in 2000.

    Average revenue per unit, or ARPU, is an industry term that measures total service revenues per month from our subscribers divided by the average number of digital subscriber units in commercial service for that month. Our ARPU increased $1 to $72 for the nine months ended September 30, 2001 as compared to $71 for the nine months ended September 30, 2000. We credit the higher ARPU to increased minutes used by subscribers, higher pricing plans targeted for particular market segments and the use of additional features such as voice mail, short message services, Nextel Wireless Web services and Nextel Worldwide roaming products. The following table sets forth our recent revenues and ARPU:

Revenues
(Dollar amounts in thousands, except for ARPU)

	For the Nine Months Ended September 30, 2001	% of Consolidated Revenues	For the Nine Months Ended September 30, 2000	% of Consolidated Revenues
Service and roaming revenues	$247,588	96%	$78,814	96%
Equipment revenues	9,016	4%	3,703	4%

Total revenues	$256,604	100%	$82,517	100%

ARPU(1)	$72		$71

(1)
ARPU was not adjusted for SAB 101 and does not include roaming revenues generated from the use by Nextel subscribers of our portion of the Nextel digital mobile network.

Cost of Service Revenues

    Cost of service revenues consists primarily of network operating costs composed of site rental fees for cell sites and switches, utilities, maintenance and interconnect charges. It also includes the amounts we must pay Nextel WIP when our customers roam onto Nextel's portion of the Nextel digital mobile network. These expenses depend mainly on the number of operating cell sites, total minutes of use and mix of minutes of use between interconnect and Nextel Direct Connect services.

    For the first nine months of 2001, our cost of service revenues was $133.3 million as compared to $51.9 million for the same period in 2000, representing an increase of 156.8%. The increase in costs was primarily the result of bringing on-air approximately 1,324 additional cell sites from September 30, 2000 to September 30, 2001, as well as an increase in airtime usage. Increased airtime usage resulted from the growth in number of subscribers from 2000 along with the increased minutes of use per subscriber. We expect cost of service revenues to increase as we place more cell sites in service and the usage of minutes increases as our subscriber base grows.

Cost of Equipment Revenues

    Cost of equipment revenues includes the cost of the subscriber wireless handsets and accessories sold by us. Our cost of equipment revenues reported for the first nine months of 2001 was $40.3 million. Without the effect of SAB 101, our cost of equipment revenues for the first nine months of 2001 would have been $48.7 million as compared to $30.8 million for the same period in 2000, representing an increase of 58.0%. The increase in costs was related mostly to the growth in number of subscribers. As part of our business plan, we often offer our equipment at a discount or as part of a promotion. As a result, the difference between equipment revenues and cost of equipment revenues was a loss of $31.3 million for the first nine months of 2001, as compared to a loss of $14.3 million for the same period in 2000. Net equipment margin for the first nine months of 2001, without SAB 101, would have been a loss of $32.8 million as compared to a loss of $15.3 million for the same period in 2000. We expect to continue to employ these discounts and promotions in an effort to grow our number of subscribers. Therefore, for the foreseeable future, we expect that cost of equipment revenues will continue to exceed our equipment revenues.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses consist of sales and marketing expenses, customer care services and general and administrative costs. For the first nine months of 2001, selling, general and administrative expenses were $149.0 million as compared to $80.8 million for the same period in 2000, representing an increase of 84.5%.

    Sales and marketing expenses increased as a result of:

  •
  increased sales and marketing activities to launch markets and grow our subscriber base;

  •
  our hiring of additional sales and marketing employees to accommodate the growth in new and existing markets; and

  •
  higher expenses related to higher sales from indirect distribution channels.

    General and administrative costs relate to corporate personnel overhead including tax, legal, planning, human resources, information technology, treasury, accounting and our customer care center operations. Our general and administrative costs increased as a result of our:

  •
  hiring employees for our functional departments and offices to support the growth of the new and existing markets;

  •
  increasing staffing and operating our customer care and fulfillment service center in Las Vegas, Nevada to support the growing subscriber base; and

  •
  hiring employees to maintain and support systems.

Stock-Based Compensation Expense

    For the nine months ended September 30, 2001 and 2000, we recorded stock-based compensation expense associated with our restricted stock purchase plan and employee stock options granted during 1999 of $23.4 million and $52.6 million, respectively. This is a non-cash expense. Prior to our initial public offering, grants were considered compensatory and accounted for on a basis similar to that used for stock appreciation rights. At the closing of our initial public offering (February 25, 2000), the intrinsic value of the options and restricted stock was recorded and is being amortized over the remaining vesting periods.

Depreciation and Amortization Expense

    For the first nine months of 2001, our depreciation and amortization expense was $53.6 million as compared to $20.5 million for the same period in 2000, representing an increase of 161.1%. The $33.1 million increase related primarily to depreciating the wireless network assets for the 1,324 additional cell sites placed in service from September 30, 2000 to September 30, 2001, along with the costs related to furniture and equipment purchased to set up new offices and amortizing additional FCC-licensed radio spectrum associated with the new markets launched.

Interest Expense and Interest Income

    Interest expense, net of capitalized interest, increased from $70.9 million for the first nine months of 2000 to $93.5 million for the same period in 2001, representing an increase of 31.8%. The increase was due to the issuance of $200 million in 11% senior notes in March 2000 and an additional $200 million in 11% senior notes in July 2000, offset by the reduction in interest costs from redeeming 35% of the 14% senior discount notes in April 2000. Additionally, approximately $5.9 million related to the non-cash fair market value adjustments of our hedges was included as interest expense in the first nine months of 2001.

    For the first nine months of 2001, interest income was $28.8 million, as compared to $45.8 million for the same period in 2000, representing a decrease of 37.2%. This decrease was due to a reduction in our cash balance because of the additional spending related to the network build-out and a decline in interest rates on our short-term investments.

Cumulative Effect of Change in Accounting Principle

    Effective January 1, 2001, we adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedge Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133." SFAS 133 and 138 require a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. We hold interest rate swap agreements to mitigate our interest rate risk. The initial adoption resulted in the recording of an additional liability of $1.8 million, with the offset recorded as a cumulative effect of change in accounting principle.

Net Loss

    For the first nine months of 2001, we had a loss attributable to common stockholders of approximately $212.1 million as compared to a loss of $194.7 million for the same period in 2000, representing an increase of 8.9%. The $212.1 million loss for 2001 includes a charge of approximately $1.8 million relating to the implementation of SFAS 133. In addition, the loss for 2000 includes an extraordinary item for $23.5 million relating to the early retirement of the 14% senior notes. Expenses increased in all categories as we launched new markets, added subscriber usage to the network, hired staff for functional departments and offices, and increased marketing and sales activities for the newly launched markets. We anticipate reporting net losses for the foreseeable future as we grow and expand to meet the requirements of the business.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

    Service revenues increased 362% to $130.1 million for 2000 as compared to $28.1 million recognized during 1999. Roaming revenues for 2000 accounted for approximately 19% of our service revenues.

    The following table shows the results reported for 2000 and the impact of SAB 101 if the accounting policy had not been implemented along with reported results for 1999 and the pro forma if SAB 101 had been in effect for 1999:

	For the Year Ended
	December 31, 2000		December 31, 1999
	Reported	Pre-SAB 101	Reported	Pro Forma
	(Dollars in thousands)
Revenues:
Service revenues and roaming revenues	$130,125	$131,480	$28,136	$28,066
Equipment revenues	5,745	20,329	4,584	1,676

Total revenues	$135,870	$151,809	$32,720	29,742

Operating expenses:
Cost of equipment revenues	$26,685	$42,624	$10,742	$7,764

EBITDA	$(93,752)	$(93,752)	$(31,691)	$(31,691)

    Equipment revenues reported for 2000, adjusted in accordance with the implementation of SAB 101, were $5.7 million as compared to $4.6 million reported for 1999, an increase of $1.1 million, or 25%. Without adjusting for the impact of SAB 101, equipment revenues would have increased 343%, or $15.7 million, during 2000 to $20.3 million.

    Total revenues increased 315% to $135.9 million during 2000 as compared to $32.7 million generated in 1999. The growth in revenues was due to launching new markets along with increased revenues from the existing markets. The following table sets forth those markets launched during 2000 and our previously launched markets:

Markets	Market Launch
Bristol/Johnson City/Kingsport, VA/TN	4th Quarter 2000
Corpus Christi/Victoria, TX	4th Quarter 2000
Macon/Warner Robins, GA	4th Quarter 2000
Albany, GA	4th Quarter 2000
Alexandria, LA	4th Quarter 2000
Texarkana, TX	3rd Quarter 2000
Shreveport/Monroe/Tyler/Longview, LA/TX	3rd Quarter 2000
Peoria/Springfield/Champaign/Bloomington/Decatur, IL	2nd Quarter 2000
Waterloo/Dubuque/Davenport/Cedar Rapids/Iowa City, IA	2nd Quarter 2000
Omaha/Lincoln, NE	2nd Quarter 2000
Des Moines, IA	2nd Quarter 2000
Boise/Twin Falls, ID	2nd Quarter 2000
Montgomery, AL	2nd Quarter 2000
Pensacola/Panama City/Fort Walton Beach, FL	2nd Quarter 2000
Lafayette/Lake Charles, LA	2nd Quarter 2000
Mobile, AL	2nd Quarter 2000
Beaumont, TX	2nd Quarter 2000
Pascagoula, MS	2nd Quarter 2000
Bryan/College Station, TX	2nd Quarter 2000
Harrisburg/York/Lancaster, PA	1st Quarter 2000
Wilkes-Barre/Scranton, PA	1st Quarter 2000
Lexington-Fayette, KY	1st Quarter 2000
Louisville, KY	1st Quarter 2000
Tallahassee, FL	1st Quarter 2000
Temple/Killeen/Waco, TX	4th Quarter 1999
Erie, PA	4th Quarter 1999
Hawaii (all islands)	3rd Quarter 1998
Rochester, NY	3rd Quarter 1998
Buffalo, NY	3rd Quarter 1998
Syracuse/Utica-Rome/Binghamton/Elmira, NY	3rd Quarter 1998
Albany/Glens Falls, NY	3rd Quarter 1998

    Our ARPU increased $5 during the year to $71 in 2000, as compared to $66 in 1999. We credit the higher ARPU to increased minutes used by subscribers, higher pricing plans targeted for particular market segments, and the use of additional features such as voice mail, short message services, Nextel

Wireless Web services and Nextel Worldwide roaming products. The following table sets forth our recent revenues and ARPU:

Revenues
(Dollar amounts in thousands, except for ARPU)

	Year Ended December 31, 2000	% of Consolidated Revenues (2000)	Year Ended December 31, 1999	% of Consolidated Revenues (1999)
Service and roaming revenues	$130,125	96%	$28,136	86%
Equipment revenues	5,745	4%	4,584	14%

Total revenues	$135,870	100%	$32,720	100%

ARPU(1)	$71		$66

(1)
ARPU was not adjusted for SAB 101 and does not include roaming revenues generated from the use by Nextel subscribers of our portion of the Nextel digital mobile network.

Cost of Service Revenues

    For 2000, our cost of service revenues was $85.0 million as compared to $18.8 million for the same period in 1999, representing an increase of 352%. The increase in costs was primarily the result of bringing on-air approximately 1,012 additional cell sites during 2000 for a total of approximately 1,537 operating cell sites, as well as increases in airtime usage. Increased airtime usage resulted from the 393% growth in number of subscribers from 1999 along with the increased minutes of use per subscriber. We expect cost of service revenues to increase as we place more cell sites in service and the usage of minutes increases as our subscriber base grows.

Cost of Equipment Revenues

    Our cost of equipment revenues reported for 2000 adjusted for SAB 101 was $26.7 million. Without the effect of SAB 101, our cost of equipment revenues for 2000 would have been $42.6 million as compared to $10.7 million for 1999, representing an increase of 297%. The increase in costs was related mostly to the growth in number of subscribers. As part of our business plan, we often offer our equipment at a discount or as part of a promotion. As a result, the difference between equipment revenues and cost of equipment revenues was a loss of $20.9 million for 2000, adjusted for SAB 101, compared to a loss of $6.2 million for 1999. Without SAB 101, net equipment margin for 2000 would have been a loss of $22.3 million. We expect to continue to employ these discounts and promotions in an effort to grow our number of subscribers. Therefore, for the foreseeable future, we expect that cost of equipment revenues will continue to exceed our equipment revenues.

Selling, General and Administrative Expenses

    For 2000, these costs were $118.0 million as compared to $34.9 million for 1999, representing an increase of 238%. Sales and marketing expenses increased as a result of:

  •
  increased sales and marketing activities to launch markets and grow our subscriber base;

  •
  our hiring of additional sales and marketing employees to accommodate the growth in new and existing markets; and

  •
  higher expenses related to higher sales from indirect distribution channels.

    The first six to nine months of 1999 was, for the most part, a transition period during which Nextel WIP made many of the above services available to us. For the remainder of 1999 and during 2000 the majority of these services was transferred to our employees and systems. Therefore, our general and administrative costs increased as a result of our:

  •
  hiring employees to set up functional departments and offices to support the growth of the new and existing markets;

  •
  staffing and operating our own customer care and fulfillment service center in Las Vegas, Nevada to support the growing subscriber base; and

  •
  hiring employees to maintain and support systems that were in development during 1999.

Stock-Based Compensation Expense

    For 2000 and 1999, we recorded stock-based compensation expense associated with our restricted stock purchase plan and employee stock options granted during 1999 of $70.1 million and $27.3 million, respectively. This is a non-cash expense. Prior to our initial public offering, grants were considered compensatory and accounted for on a basis similar to that used for stock appreciation rights. At the closing of our initial public offering (February 25, 2000), the intrinsic value of the options and restricted stock was recorded and is being amortized over the remaining vesting periods.

Depreciation and Amortization Expense

    For 2000, our depreciation and amortization expense was $38.0 million as compared to $12.7 million for 1999, representing an increase of 200%. The $25.3 million increase related primarily to depreciating the wireless network assets for approximately 1,012 additional cell sites placed in service along with the furniture and equipment to set up the new offices and amortizing additional FCC-licensed radio spectrum associated with the new markets launched.

Interest Expense and Interest Income

    Interest expense, net of capitalized interest, increased from $65.4 million for 1999 to $102.6 million for 2000, representing an increase of 57%. The increase was due to the $150 million term loan C obtained in September 1999, and the issuance of $200 million in 11% senior notes in March 2000 and an additional $200 million in 11% senior notes in July 2000, offset by redeeming 35% of the 14% senior discount notes in April 2000.

    For 2000, interest income was $63.1 million as compared to $24.6 million for 1999, representing an increase of 157%. This increase was due to the income recognized on the investment of the net proceeds received from the term loan C in September 1999, our initial public offering of Class A common stock in February 2000 and the issuance of 11% senior notes in March 2000 and July 2000.

Extraordinary Item

    On April 18, 2000 we utilized a portion of our proceeds from our initial public offering in February 2000 to redeem 35% of the aggregate accreted value of the 14% senior discount notes. As a result of the early retirement of these senior discount notes, we recognized an extraordinary loss of approximately $23.5 million, representing the excess of the redemption price over the accreted value of the notes redeemed.

Net Loss

    For 2000, we had a loss attributable to common stockholders of approximately $270.8 million as compared to a loss of $112.4 million for 1999, representing an increase of 141%. The $270.8 million loss for 2000 includes an extraordinary loss of approximately $23.5 million and a dividend relating to our mandatorily redeemable preferred stock of $5.7 million. Expenses increased in all categories as we transitioned from start-up mode, launched new markets, added subscriber usage to the network, hired staff, set up functional departments and offices, and increased marketing and sales activities for the newly launched markets. We anticipate reporting net losses for the foreseeable future as we grow and expand to meet the requirements of the business.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

    For the year ended December 31, 1999, total revenues were primarily generated from our upstate New York and Hawaii markets, which became operational in July and September 1998, respectively. Revenues increased from 1998 to 1999 due to the growth in the number of subscribers since the initial launch. From December 31, 1998 to December 31, 1999, our subscriber base increased from approximately 10,200 to 46,100.

    The following table sets forth our revenues and ARPU for the years ended December 31, 1999 and 1998:

Revenues
(Dollar amounts in thousands, except for ARPU)

	Year Ended December 31, 1999	% of Consolidated Revenues (1999)	Year Ended December 31, 1998	% of Consolidated Revenues (1998)
Service and roaming revenues	$28,136	86%	$3,745	71%
Equipment revenues	4,584	14%	1,564	29%

Total revenues	$32,720	100%	$5,309	100%

ARPU(1)	$66		N/A

(1)
ARPU does not include roaming revenues generated from the use by Nextel subscribers of our portion of the Nextel digital mobile network. ARPU is not calculated for the year ended December 31, 1998 because the information is not comparable to the year ended December 31, 1999.

Cost of Service Revenues

    For the year ended December 31, 1999, our cost of service revenues was $18.8 million as compared to $6.1 million for the same period in 1998. The increase for 1999 as compared to 1998 was primarily due to the fact that we had twelve months of operational activities in 1999 compared to only initial operating expenses for upstate New York and Hawaii that launched in July and September 1998, respectively.

Cost of Equipment Revenues

    For the year ended December 31, 1999, our cost of equipment revenues was $10.7 million, without the impact of SAB 101, as compared to $2.9 million for the same period in 1998. The increase in cost in 1999 resulted primarily from the provision of wireless handsets and accessories to new subscribers as we expanded our portion of the Nextel digital mobile network. As of December 31, 1999, we had 46,100 subscribers. As part of our business plan, we often offer our equipment at a discount or as part of a promotion. As a result, the difference between equipment revenues and cost of equipment revenues was $6.2 million and $1.4 million for the years ended December 31, 1999 and 1998, respectively. We expect to continue to employ these discounts and promotions in an effort to grow our number of subscribers. Therefore, for the foreseeable future, we expect that cost of equipment revenues will exceed our equipment revenues.

Selling, General and Administrative Expenses

    The year ended December 31, 1999 was a transition period during which Nextel WIP made certain accounting, payroll, customer care, purchasing, human resources, information technology and billing functions available to us. For the year ended December 31, 1999 we paid Nextel WIP approximately $2.8 million for these services. In late October 1999, our customer care center commenced operations, and at the end of 1999, we had transferred a majority of these services to our employees and systems.

    For the year ended December 31, 1999, our selling, general and administrative expenses were $34.9 million as compared to $13.5 million for the same period in 1998. Of the total $34.9 million for the year ended December 31, 1999, $18.9 million pertained to our Hawaii and upstate New York markets. The remaining amount reflects the costs to hire and set up functional departments and offices in addition to increasing the sales and marketing activities for new market launches. The $5.4 million increase in expenses for the Hawaii and upstate New York markets for the same period reflects the growth in sales and marketing activities to build the subscriber count.

Stock-Based Compensation Expense

    For the years ended December 31, 1999 and 1998, we recorded stock-based compensation expense associated with our restricted stock purchase agreements of $27.3 million and $447,000, respectively. This expense is a non-cash expense. Our board approved these grants in July 1998, but shares were not issued until November 1998. Prior to our initial public offering, grants were considered compensatory and accounted for on a basis similar to that used for stock appreciation rights. At the closing of our initial public offering (February 25, 2000), the intrinsic value of the options and restricted stock was recorded and is being amortized over the remaining vesting periods.

Depreciation and Amortization Expense

    For the year ended December 31, 1999, our depreciation and amortization expenses were $12.7 million as compared to $4.6 million for the same period in 1998. The increase of $8.1 million relates primarily to depreciating the wireless network assets for the launched Hawaii and upstate New York markets and starting the amortization of our FCC-licensed radio spectrum.

Net Loss

    For the year ended December 31, 1999, we reported a net loss of approximately $112.4 million, which includes an amount for stock-based compensation expense of $27.3 million. This represents an increase of $90.1 million from our loss of $22.3 million for the same period in 1998. Expenses increased in all categories as we added subscriber usage to the network, hired staff, set up functional departments and offices, and increased marketing and sales activities for new launch markets. We anticipate reporting net losses for the foreseeable future as we grow and expand to meet the requirements of the business.

Liquidity and Capital Resources

    Our primary liquidity needs arise from the capital requirements necessary to complete the build-out of our portion of the Nextel digital mobile network, including the future acquisitions of additional frequencies and the introduction of new services. We expect capital expenditures to include, among other things, switches, base radios, transmission towers, antennae, radio frequency engineering and cell site construction. Currently, we estimate that capital requirements to build out our portion of the Nextel digital mobile network using the current 800 MHz iDEN system, including build-out of the markets we acquired from Nextel WIP on September 27, 2000, and operating losses and working capital for the period from inception through the end of 2003, will total approximately $1.9 billion, including the in-kind contributions we have received or expect to receive from Nextel WIP and Motorola.

    For the year ended December 31, 2000, we used $116.0 million in cash for operating activities, as compared to $0.1 million for the same period in 1999. For the nine months ended September 30, 2001, we used $127.9 million in cash for operating activities, as compared to $92.5 million for the same period in 2000. The increased use of funds for operating activities in 2000 and for the nine months ended September 30, 2001 was primarily due to expenses relating to hiring employees, setting up functional departments and offices, network operating costs for additional sites placed in service, increased marketing and sales activities along with purchasing subscriber inventory and an increase in receivables due to additional customers.

    Net cash used in investing activities during the first nine months of 2000 increased $141.1 million as compared to the same period in 1999 due primarily to an increase in capital expenditures for the network build-out. During the first nine months of 2000, we invested $264.5 million in capital expenditures, excluding $4.3 million of non-cash capitalized interest, spent primarily to build out the Nextel digital mobile network in Pennsylvania, Kentucky, Iowa, Nebraska, Florida, Texas, Alabama, Louisiana, Mississippi, Illinois, Idaho, Georgia, Minnesota, Wisconsin and Virginia markets. During the same period in 1999, we invested $121.3 million in capital expenditures, which were primarily for the Hawaii, upstate New York, Texas, Pennsylvania, Kentucky, Iowa, Nebraska and Florida markets. During the first nine months of 2000 we also invested $54.2 million, excluding $2.5 million of non-cash capitalized interest, in FCC licenses.

    Net cash used in investing activities during the first nine months of 2001 was $143.6 million, a decrease of $485.5 million as compared to the same period in 2000. The reason for less cash used in investing activities for 2001 is due primarily to the receipt of proceeds from the sale of short-term investments versus the purchase of short-term investments for the same period in 2000, offset by an increase in capital expenditures for the network build-out. During the first nine months of 2001, we invested $316.6 million in capital expenditures, excluding $2.9 million of non-cash capitalized interest, spent primarily to build out and expand coverage on the Nextel digital mobile network in Pennsylvania, Kentucky, Iowa, Nebraska, Florida, Texas, Alabama, Louisiana, Mississippi, Illinois, Idaho, Georgia, Minnesota, Wisconsin, North Dakota, Virginia and West Virginia markets. During the same period in 2000, we invested $172.8 million in capital expenditures, excluding $4.4 million of non-cash capitalized interest, which were primarily for the Hawaii, upstate New York, Texas, Pennsylvania, Kentucky, Iowa, Nebraska and Florida markets. During the first nine months of 2001 we also invested $36.7 million, excluding $1.4 million of non-cash capitalized interest, in FCC licenses.

    As we have experienced consistent growth in customer usage and revenues, we have decided to accelerate capital spending on three projects from 2002 into 2001. These projects relate to:

  •
  a change in our billing system;

  •
  the addition of a new call center, which opened at the beginning of the first quarter of 2002 as opposed to the end of the first quarter, in Panama City Beach, Florida; and

  •
  an additional switch that is likely to be located in Florida, which is expected to come online in mid-2002, and is expected to eventually result in an expense savings by reducing our switch sharing costs.

These expenditures were initially scheduled to be made in 2002. These three projects will increase our capital expenditures by $18 million for a total capital expenditure of $380 million for 2001, most of which was spent in the fourth quarter.

Sources of Funding

    To date, third-party financing activities have provided all of our funding. As of September 30, 2001 these financings totaled approximately $1.9 billion and included:

  •
  proceeds from cash equity contributions of $202.8 million;

  •
  the offering of 14% senior discount notes for $406.4 million, less $191.2 million for the partial redemption of these notes in April 2000;

  •
  term loans incurred by our operating subsidiary in the aggregate principal amount of $325.0 million;

  •
  the contribution by Nextel WIP of FCC licenses valued at $178.3 million, in exchange for Class B common stock and Series B preferred stock;

  •
  the contribution by Motorola of a $22.0 million credit to use against our purchases of Motorola-manufactured infrastructure equipment in exchange for Class A common stock, all of which had been used by December 31, 1999;

  •
  net proceeds from the sale of Class A common stock in our initial public offering of $510.8 million;

  •
  the offering of 11% senior notes for $200 million in March 2000; and

  •
  the offering of an additional $200 million in 11% senior notes in July 2000.

    In addition, on December 4, 2001 we issued $225 million in 12.5% senior discount notes at a price of 93.521% of par, which yielded approximately $205.4 million in net proceeds to the company.

    As of September 30, 2001, all irrevocable commitments from our current stockholders to contribute additional capital had been fulfilled.

    Our 14% senior discount notes due February 1, 2009 were sold in January 1999. The notes were issued at a discount to their aggregate principal amount at maturity and generated aggregate gross proceeds to us of approximately $406.4 million. In July 1999 we exchanged these notes for registered notes having the same financial terms and covenants as the notes issued in January 1999. Cash interest will not accrue on the notes prior to February 1, 2004. On April 18, 2000, we redeemed 35% of the accreted value of these outstanding notes for approximately $191.2 million with proceeds from our initial public offering. The redemption payment of $191.2 million included $167.7 million of these outstanding notes plus a 14% premium of approximately $23.5 million. The notes still outstanding will accrete in value representing the amortization of original issue discount at a rate of 14%, compounded semiannually, to an aggregate principal amount of $520.0 million by February 1, 2004. As of September 30, 2001, the accreted value of the outstanding 14% senior discount notes was approximately $379.4 million.

    Nextel Partners Operating Corp., one of our wholly owned subsidiaries, entered into a credit facility in January 1999 with a syndicate of banks and other financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, as arranger, DLJ Capital Funding, as syndication agent, and Bank of Montreal, as administrative agent. This credit facility was amended and restated in September 1999 and further amended on March 10, 2000 and January 25, 2001. The credit facility, as amended, includes a $175 million term loan, a $150 million term loan and a $100 million reducing revolving credit facility. Subject to Nextel Partners Operating Corp.'s right in the future to seek an increase of up to an additional $50 million, the credit facility may not exceed $425 million. The $175 million term loan matures on January 29, 2008, and the $150 million term loan matures on July 29, 2008. The revolving credit facility will terminate on January 29, 2007. As of September 30, 2001, $175 million was outstanding under the $175 million term loan, $150 million was outstanding under the $150 million term loan and no amounts were outstanding under the $100 million revolving credit facility. On December 4, 2001, we received commitments to amend our existing $150 million credit facility to provide for an additional $50 million term loan. We expect to close this transaction and to draw down the entire additional $50 million in the first quarter of 2002.

    The $175 million and the $150 million term loans both bear interest, at our option, at the administrative agent's alternate base rate or reserve-adjusted London Interbank Offering Rate ("LIBOR") plus, in each case, applicable margins. The applicable margin for the $175 million term loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. The applicable margin for the $150 million term loan is 4.25% over LIBOR and 3.25% over the base rate. For the revolving credit facility, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA, as adjusted, is positive, at which time the applicable margin will be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA, as adjusted, and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over the base rate. As of September 30, 2001, the interest rates on the $175 million term loan and the $150 million term loan were 7.34% and 7.77%, respectively.

    Borrowings under the term loans are secured by a first priority pledge of all assets of our subsidiaries and a pledge of their capital stock. The credit facility contains financial and other covenants customary for the wireless industry. The credit facility also contains covenants requiring the maintenance of certain defined financial ratios and meeting operational targets including service revenues, subscriber units and network coverage. As of September 30, 2001, we were in compliance with all covenants associated with this credit facility.

    On March 10, 2000, we issued $200 million of 11% senior notes due 2010, and on July 27, 2000, we issued an additional $200 million of 11% senior notes, each in a private placement. We subsequently exchanged all of the March 2000 and July 2000 notes for registered notes having the same financial terms and covenants as the privately placed notes. Interest accrues for these notes at the rate of 11% per annum, payable semiannually in cash in arrears on March 15 and September 15 of each year.

    On December 4, 2001 we issued in a private placement $225 million of 12.5% senior discount notes due 2009. These notes were issued at a discount to their aggregate principal amount at maturity and generated aggregate gross proceeds to us of approximately $210.4 million. We intend to exchange these notes for registered notes having the same financial terms and covenants as the notes issued in December 2001. Interest accrues for these notes at the rate of 12.5% per annum commencing on May 15, 2002, payable semiannually in cash on May 15 and November 15 of each year.

    While we believe we have sufficient funds to complete the build-out of our existing markets using the current 800 MHz iDEN system, acquire additional frequencies and provide us with the working capital necessary to cover our debt service requirements and operating losses through 2003, after which time we anticipate achieving positive free cash flow for the full fiscal year, we cannot assure you that additional funding will not be necessary. As of September 30, 2001, our cash and cash equivalents and short-term investments balance was approximately $463.4 million. In addition, the issuance of our 12.5% senior discount notes in December 2001 yielded net proceeds to us of approximately $205.4 million. We could require additional financing to complete our existing portion of the Nextel digital mobile network, acquire additional FCC licenses, add capacity and offer additional services, and such additional financing might be expensive or impossible to obtain.

Recently Issued Accounting Pronouncements

    In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles exceeds fair value. We are in the process of evaluating the financial statement impact of the adoption of SFAS Nos. 141 and 142.

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (effective for the Company on January 1, 2003). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are in the process of evaluating the financial statement impact of the adoption of SFAS No. 143.

    In August 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (effective for the Company as of January 1, 2002). This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and other related accounting guidance. We are in the process of evaluating the financial statement impact of the adoption of SFAS No. 144.

Equipment and Operating Agreements

    Currently, our agreements with Nextel WIP allow us access to Nextel's switches and switching facilities. Nextel WIP has agreed to cooperate with us to establish a switch facility for our network and to deploy switches in our territory in a manner which best meets the following criteria:

  •
  integration of our cell sites into Nextel's national switching infrastructure;

  •
  shared coverage of Nextel Direct Connect service to communities of interest;

  •
  minimized costs to us and to Nextel; and

  •
  maximized quality of service to our customers and to Nextel customers.

    These criteria provide for a flexible construction schedule of switches to serve our territory, depending on the existing switches in Nextel's territory and the amount of customer traffic handled by any one switch. We have the option of installing our own switching facilities within our territory. However, our deployment of any switching facility requires coordination with Nextel WIP and may require Nextel WIP's approval. Our agreements with Nextel WIP require us to implement and install appropriate switch elements as the number of our subscribers and cell site levels increases. For example, we will need to install a mobile switching office for every 120,000 subscriber units or a base site controller for every 50 operational cell sites. We believe that we have sufficient funds for these installations under our current business plans. We completed a switch in Kentucky and placed it into operation during the third quarter of 2001. In addition, we have started to work on two other switches, one in Iowa with an anticipated operational date during the first quarter of 2002, and another in Florida with an expected operational date during the second half of 2002.

    Additionally, we have executed a lease for office space in Panama City Beach, Florida, which will house our second customer support facility. We expect this facility to be operational during the first quarter of 2002.

BUSINESS

Overview

    We provide digital wireless communications services in mid-sized and tertiary markets throughout the United States. We hold licenses for wireless frequencies in 58 markets where over 51 million people, or Pops, live and work. We have the right to operate in 15 of the top 100 metropolitan statistical areas in the United States ranked by population and 55 of the top 200 metropolitan statistical areas. In January 1999, we entered into a joint venture agreement with Nextel WIP, an indirect wholly owned subsidiary of Nextel. Nextel, through Nextel WIP, owned 32.3% of our common stock as of September 30, 2001 and is our largest stockholder. The Nextel relationship was created to accelerate the build-out of the Nextel digital mobile network by granting us the exclusive right to offer wireless communications services under the Nextel brand in selected mid-sized and tertiary markets.

    The Nextel digital mobile network uses a single digital transmission technology called integrated digital enhanced network, or iDEN, which was developed by Motorola. This network constitutes one of the largest fully integrated digital wireless communications systems in the United States. We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services, fully integrated and accessible through a single wireless handset:

  •
  digital mobile, or interconnect, telephone service;

  •
  Nextel Direct Connect service, which allows subscribers in the same geographic region to contact each other instantly, on private one-to-one calls or on a group call;

  •
  two-way messaging, which allows users to receive and send pages and short text messages; and

  •
  Nextel Wireless Web service, which allows users with Internet-ready handsets access to the world wide web and web-based applications such as email and e-commerce.

    Nextel plans to expand the Nextel Direct Connect service throughout the Nextel digital mobile network, including our portion of the network. The first phase of this plan has been rolled out in our markets, and Nextel now offers an improved Direct Connect service which allows any subscriber to instantly communicate with any other subscriber in the home calling area, enabling customers to assemble their own "talk groups" and eliminating the need for an operator to administer them. In 2002, Nextel is expected to introduce the ability for customers to travel outside their home calling areas and still remain in constant contact through the Nextel Direct Connect feature.

    In April 2001, we and Nextel introduced the "i85s" and the "i50sx" handsets, and in November 2001, we and Nextel introduced the "i90c" handset. All of these handsets are part of a new platform of digital handsets with embedded Java technology. These new handsets, developed and manufactured by Motorola, combine the qualities of our Internet-capable handsets with additional features and functionality such as the ability to download Java-based applications, wireless synchronization capabilities and voice-activated dialing and recorder features. As more Java-based applications are developed, we expect our customers to be able to download the associated new software onto their handsets from Nextel's website.

    Our senior management team has substantial operating experience, with members averaging 16 years in the telecommunications industry. Each member of senior management has significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Key stockholders, in addition to Nextel WIP, include DLJ Merchant Banking, Madison Dearborn Partners, Eagle River Investments, an investment company controlled by Craig O. McCaw, and Motorola.

Business Strategy

    Our goal is to become the leading provider of integrated digital wireless communication services in each market in our territory by offering high-capacity, high-quality advanced communications services and implementing key elements of Nextel's business strategy. In addition to our relationship with Nextel, we believe the following elements of our business strategy will distinguish our wireless service offerings from those of our competitors and will enable us to compete successfully:

  •
  Provide Differentiated Package of Wireless Services. We offer a package of services and features that combines multiple wireless communications options in a single wireless handset. We will continue to emphasize the differentiated features of iDEN technology and implement advancements in this technology as they become available. In addition, we maintain uniformity with Nextel by offering consistent rates to our customers anywhere on the Nextel digital mobile network, billing based upon the actual number of seconds of airtime used after the first minute and rate plans that do not distinguish between "peak" and "off-peak" minutes.

  •
  Target Business Customers. We believe that our focus on business customers has resulted in higher monthly average revenue per unit and lower average monthly service cancellations or terminations. This is a market segment for which we believe our product has high utility, and we further believe that we and Nextel are the only major U.S. wireless carriers directing fully integrated, nationwide offerings to this segment.

  •
  Rapidly Deploy Robust Network. Our objective is to build robust wireless systems that cover all key areas of a given market before we launch our network in that market. We are deploying these systems rapidly to capture the current and projected growth in wireless usage in the United States. We are also building our customer care and internal systems to support future anticipated demand.

  •
  Operate in Mid-Sized and Tertiary Markets. We focus on mid-sized and tertiary markets with demographics we believe to be similar to those served by Nextel. We believe that this strategy will allow us to rapidly increase penetration within our targeted customer base, which we believe has historically been underserved in these markets. We believe that this focus, combined with our differentiated service offerings, will allow us to sustain our pricing strategy.

Markets

    We hold licenses for wireless frequencies in 58 markets where over 51 million people live and work. We consider these markets to be attractive because:

  •
  based on our understanding of Nextel's plans, these markets are integral to Nextel's strategy of providing national digital wireless services;

  •
  we believe that Nextel has experienced rapid subscriber growth and competitive success in markets with similar economic and demographic characteristics;

  •
  we believe that our markets generally contain fewer wireless competitors than do larger, more urban markets; and

  •
  a number of our markets are adjacent to operational Nextel markets and include numerous offices and branches of Nextel national account customers that we expect will become our customers when we launch service in their vicinity.

    The table below lists the 58 markets in which we have launched or intend to launch digital wireless service as of September 30, 2001:

Region	Markets(1)	Licensed Pops	Actual or Planned Launch
Northeast	Syracuse/Utica-Rome/Binghamton/Elmira, NY	2,058,780	2nd Half 1998
	Harrisburg/York/Lancaster, PA	1,688,822	1st Half 2000 2nd Half 1998/
	Buffalo/Jamestown, NY	1,497,610	1st Half 2000
	Rochester, NY	1,211,105	2nd Half 1998
	Albany/Glens Falls, NY	1,171,669	2nd Half 1998
	Wilkes-Barre/Scranton, PA	987,728	1st Half 2000
	Erie, PA	371,209	2nd Half 1999
	Altoona/Johnstown/State College/Williamsport, PA	1,462,511	2nd Half 2001
	Burlington, VT	697,496	2nd Half 2003

	Total	11,146,930

Midwest	Waterloo/Dubuque/Davenport/Cedar Rapids/Iowa City, IA	1,960,174	1st Half 2000
	Peoria/Springfield/Champaign/Bloomington/ Decatur, IL	1,844,352	1st Half 2000
	Omaha/Lincoln, NE	1,782,470	1st Half 2000
	Evansville/Owensboro, KY/IN	1,549,132	1st Half 2001
	Green Bay/Fond du Lac/Appleton/ Sheboygan, WI	1,407,226	1st Half 2001
	Des Moines/Ft. Dodge/Mason City, IA	1,127,107	1st Half 2000
	Boise/Twin Falls, ID	662,770	1st Half 2000
	Eau Claire/La Crosse, WI	505,515	1st Half 2001
	Duluth, MN	349,952	1st Half 2001
	Terre Haute, IN	343,148	1st Half 2001
	Rochester/Mankato, MN	484,185	1st & 2nd Half 2001
	Fargo/Grand Forks, ND	1,229,945	2nd Half 2001
	Sioux City/Sioux Falls, IA/SD	724,726	2nd Half 2001
	Idaho Falls/Pocatello, ID	341,399	2nd Half 2001
	Wausau, WI	256,214	2nd Half 2001

	Total	14,568,315

South	Louisville, KY	1,854,937	1st Half 2000
	Fayetteville/Fort Smith/Pine Bluff, AR	1,796,093	1st Half 2001
	Roanoke/Lynchburg/Charlottesville, WV	1,713,008	1st Half 2001
	Shreveport/Monroe/Tyler/Longview, LA/TX	1,626,510	2nd Half 2000
	Lexington-Fayette, KY	1,480,559	1st Half 2000
	Hattiesburg/Jackson, MS	1,430,863	1st Half 2001
	Pensacola/Panama City/Fort Walton Beach, FL	884,110	1st Half 2000
	Macon-Warner Robins, GA	764,670	2nd Half 2000
	Montgomery, AL	739,246	1st Half 2000
	Lafayette/Lake Charles, LA	737,723	1st Half 2000
	Tallahassee, FL	718,520	1st Half 2000
	Temple-Killeen/Waco, TX	701,599	2nd Half 1999

Region	Markets(1)	Licensed Pops	Actual or Planned Launch
South (continued)	Mobile, AL	701,536	1st Half 2000
	Corpus Christi/Victoria, TX	635,127	2nd Half 2000
	Bristol/Johnson City/Kingsport, VA/TN	590,874	2nd Half 2000
	Little Rock, AR	583,845	1st Half 2001
	Albany, GA	458,163	1st Half 2001
	Alexandria, LA	457,789	2nd Half 2000
	Texarkana, TX/AR	451,143	2nd Half 2000
	Columbus, GA	397,505	1st Half 2001
	Beaumont, TX	385,090	1st Half 2000
	Pascagoula, MS	363,988	1st Half 2000
	Laredo, TX	296,562	1st Half 2001
	Dothan/Auburn-Opelika, AL/GA	267,011	1st Half 2001
	Bryan-College Station, TX	192,653	1st Half 2000
	Abilene, TX	191,518	1st Half 2001
	McAllen/Harlingen/Brownsville, TX	1,023,589	2nd Half 2001
	Odessa-Midland/San Angelo, TX	832,582	2nd Half 2001
	Parkersburg-Marietta, WV/OH	816,017	2nd Half 2001
	Charleston, WV	726,176	2nd Half 2001
	Lubbock, TX	437,581	2nd Half 2001
	Huntington-Ashland, WV/KY	407,269	2nd Half 2001
	Amarillo, TX	322,269	2nd Half 2001

	Total	24,986,125

Noncontinental US	Hawaii (all islands)	1,211,537	2nd Half 1998

	Combined Total	51,912,907

(1)
We may, from time to time, reconfigure our markets to take advantage of build-out and management synergies and marketing opportunities. While the actual territories and population estimates will not change, the way we group our markets may increase or decrease the total number of markets.

    We have calculated total Pops for a given market by utilizing Census 2000 data published by the U.S. Census Bureau, which lists population estimates by county. Future launch schedules for our markets are subject to the various factors discussed under the heading "Risk Factors" in this prospectus.

    In addition to the medium-sized and tertiary markets, our markets include selected corridors along interstate and state highways. While these corridors do not have large business or residential populations, we believe that significant revenues will be earned from travelers on such highways. Accordingly, the population of a given area may not fully indicate the amount of the revenues that may be generated in such area.

The Nextel Digital Mobile Network

    We are constructing our portion of the Nextel digital mobile network using the same technology used by Nextel. This technology, referred to as iDEN, was developed by Motorola.

    We are required and intend to build and operate our portion of the Nextel digital mobile network in accordance with Nextel's standards, which will enable both companies to achieve a consistent level of service throughout the United States.

    Our customers have access to digital quality and advanced features whether they are using our or Nextel's portion of the Nextel digital mobile network. This contrasts to the hybrid analog/digital networks of cellular competitors, which do not support all features in the analog-only portions of their networks.

    Digital Mobile Network Services.  We offer a bundled product consisting of the following fully integrated services accessible through a single wireless handset:

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  digital mobile, or interconnect, telephone service;

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  Nextel Direct Connect service, which allows users in the same geographic region to contact each other instantly, on private one-to-one calls or on a group call;

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  two-way messaging, which allows users to receive and send pages and short text messages; and

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  Nextel Wireless Web service, which allows users with Internet-ready handsets access to the world wide web and web-based applications such as email and e-commerce.

    In addition, the Nextel digital mobile network has been designed to offer customers additional features, such as voicemail, call hold, call waiting, no-answer or busy-signal transfer, call forwarding and three-way calling.

    We believe that a significant degree of overlap exists in the customer population for these separate wireless communications services. We also believe that business customers are attracted to the convenience of combining multiple wireless communications options in a single wireless telephone and consolidating all wireless service charges into a single package price and billing statement.

    Our experience shows that a sizable portion of certain business users' communications involves contacting others within the same organization. Nextel Direct Connect service is especially well-suited to address these intracompany wireless communications needs. Nextel Direct Connect service enables a user to instantly set up a conference on either a one-to-one or group basis within the same geographic area. We believe this is a feature that is not included in any integrated service package currently available from competing cellular and digital operators. We believe that the Nextel Direct Connect feature generates approximately 38% of our network traffic.

    To further expand the flexibility and convenience offered by Nextel Direct Connect service to users outside a single organization but within a single industry or interest group in a particular dispatch service area, Nextel has introduced the Nextel Business Networks service. Nextel Business Networks extends Nextel Direct Connect service beyond a company's employees to suppliers, customers and other parties involved in the same transaction, industry or work site.

    In April 2000, Nextel commercially launched the Nextel Wireless Web service, which is currently available in all of its domestic markets, for Internet-ready handsets developed and manufactured by Motorola, including the "i1000plus," "i700plus," "i550plus," "i500plus," "i85s," "i50sx" and "i90c." These new handsets are the first in a product line that incorporates micro-browsers and enables wireless Internet services, by supplying web-based applications and content directly to the subscribers. We launched the Nextel Wireless Web service in June 2000, and the service is now available in all of our launched markets and will be available at the time of launch in all of our markets that are being constructed.

    We believe our focus on business customers, particularly those customers who employ a mobile workforce with high demand for wireless communications services, accounts, in part, for our performance in the following areas:

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  Subscriber Growth. Our subscriber base has grown from approximately 10,200 subscribers as of December 31, 1998 to approximately 227,400 subscribers as of December 31, 2000 and 434,200 subscribers as of September 30, 2001.

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  Subscriber Revenues. Our monthly ARPU for wireless communication services was approximately $71 for the year ended December 31, 2000 and approximately $72 for the nine months ended September 30, 2001, as compared with a wireless industry average of approximately $45.56 for the six month period ended June 30, 2001, as reported by the Cellular Telecommunications and Internet Association. In addition, our lifetime revenue per subscriber was approximately $4,200 as of December 31, 2000 and approximately $4,500 as of September 30, 2001, which we believe to be the highest in the industry.

    International Roaming Agreements.  To the extent that we are able to continue to be a part of Nextel's international roaming agreements, we will continue to work under those agreements. These agreements remain in force unless terminated by one of the parties in writing subject to a period of notice of six months. Our agreements with Nextel WIP also allow us to earn revenue when non-U.S. subscribers roam on our portion of the Nextel digital mobile network.

    Currently, our and Nextel's subscribers can roam on TELUS Mobility's network in Canada and TELUS's subscribers can roam on the Nextel digital mobile network.

    Digital Mobile Network Technology.  The Nextel digital mobile network combines the iDEN technology developed and designed by Motorola with a low-power, multi-site deployment of base radios similar to that used by cellular service that permits us to reuse the same frequency in different cells, increasing our system's effective capacity. Nextel currently uses iDEN technology throughout its portion of the Nextel digital mobile network and we are required to use iDEN technology exclusively. iDEN technology is a proprietary format for delivering signals over scattered, non-contiguous specialized mobile radio, or SMR, frequencies.

    The iDEN technology shares the same basic platform as the wireless standards underlying global system for mobile communications, or GSM, and time division multiple access, or TDMA. iDEN shares many common components with the GSM technology that has been established as the digital cellular communications standard in Europe and is a variant of the GSM technology that is being deployed by certain cellular and PCS operators in the United States. iDEN differs in a number of significant respects from the TDMA technology versions being assessed or deployed by many cellular and PCS providers in the United States. The iDEN technology, when utilized for the two-way radio dispatch function, can be significantly more efficient than TDMA technology formats.

    The design of the Nextel digital mobile network is premised on dividing a service area into multiple sites. Each site will contain the base radio connected by a microwave and a fiber optic or telephone line to a computer-controlled switching center. In the case of mobile telephone calls, the switching center controls the automatic transfer of calls from site to site as a customer travels, coordinates calls to and from a customer unit and connects calls to the public switched telecommunications network. In the case of two-way dispatch calls, the switching center connects the customer initiating the call directly to the other customer in the case of a private call, and directly to a number of other customers in the case of a group call.

    Under our operating agreements, we and Nextel WIP are required to cooperate to optimize the location of the switching centers to support both Nextel's existing and planned network service and service in our launched markets and those under construction. In areas where we do not have our own switch, we obtain switching services from Nextel WIP for a fee. Currently, we have installed three switches, one in Hawaii, one in upstate New York and one in Kentucky.

    The implementation of the Nextel digital mobile network design and technology increases the capacity of a SMR channel significantly, as compared to analog technology, in two ways:

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  The content of every call made by a digital subscriber is converted into a stream of data bits that is encoded and compressed before being transmitted over the airwaves. By converting the call into digital bits, both the content and the processing information used to route the call can be transmitted over the same channel without causing interference with other calls. Upon receipt of the coded data bits, the subscriber's handset will decode the signal into an audible voice.

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  By using the iDEN digital technology instead of analog technology on our systems, we achieve an approximate six-fold improvement in efficiency in the use of our spectrum for two-way radio dispatch service and an approximate three-fold improvement in efficiency for mobile telephone service.

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  Each cell site provides service on our licensed frequencies to a particular geographic area permitting the customer's telephone to communicate with our network. By designing our system with multiple cell sites, we are able to reuse the frequency channels many times throughout the same license area by placing our transmitters at low elevation sites and restricting the power of each transmitter to a directed geographic area, which may be less than one mile and up to 30 miles. This process avoids interference, while permitting significantly more customers to use the frequencies allotted to us.

    This system, combining digital compression technology with the reuse of spectrum throughout our license area, allows us to support more customer calls than would otherwise be the case with analog technologies.

Network Build-Out and Capital Expenditure Plan

    For purposes of our build-out, we have divided our territory into 58 markets. Our agreements with Nextel WIP required us to build out and provide service in all but one of our markets by the end of 2001. The table below identifies our build-out schedule for these markets:

Nextel Partners Build-Out Schedule*

	Incremental Covered Population	Cumulative Covered Population	Number of Markets Launched or to be Launched
1998	4 million	4 million	5
1999	2 million	6 million	2
2000	17 million	23 million	23
2001	10 million	33 million	27	**

*
We have calculated Pops for purposes of our build-out schedule by using a radio frequency propagation tool to predict reliable service area. We then use a geographical information system product to determine Pops within such reliable service area. Our geographical information system product uses 2000 county census data published by the U.S. Census Bureau.

**
Includes all but one of our markets. We are not required to build out this one market until 2003.

    Under the terms of the operating agreements with Nextel WIP, specific areas, including metropolitan areas, smaller communities and corridors, are "required build" areas. Our agreements with Nextel WIP require us to launch commercial service in these areas, and we have ongoing requirements to complete additional build-outs in subsequent years.

    If our required markets are not built out on a timely basis, Nextel will have the right to build out these markets. If Nextel completes the build-out of these areas in a timely manner, we will have no right to acquire or operate in those areas.

    Cell Site Acquisition and Construction.  As of September 30, 2001, we had leasehold interests in almost all cell site locations for our transmission equipment throughout our territory for the 2,700 sites that we estimate will be required to complete the initial system build-out of our portion of the Nextel digital mobile network. Of these sites, 2,556 were equipped and operational at September 30, 2001.

    Initially, we leased approximately 40 of these sites from Nextel WIP. In April 1999, Nextel WIP sold the towers on these sites to SpectraSite Holdings, Inc., along with other towers, and entered into agreements pursuant to which SpectraSite agreed to build or purchase additional towers, including towers in our territory. We have entered into leasing arrangements with SpectraSite on agreed terms for space on towers controlled by SpectraSite located in our territory and upon which we require space. With respect to all SpectraSite towers in our territory on which we lease space, Nextel WIP has agreed to compensate us for the difference between the lease rates we pay to SpectraSite and the lease rates we would have paid to Nextel WIP under our former master lease agreement.

    To reduce the risk of zoning and other local regulatory delays, construction delays and site acquisition costs, we have located our cell sites on existing transmission towers owned by third parties wherever possible, or if necessary, on towers constructed or purchased by SpectraSite or other contracted third parties at our request.

    Build-Out Criteria.  Our agreements with Nextel WIP require us to build out our markets in compliance with the site acquisition, frequency design, launch criteria and construction standards that are in effect from time to time and are generally applicable to Nextel's U.S. operating subsidiaries. These standards evolve with changes in technology and are subject to modification or adjustments to comply with local rules and laws.

    In general, the site acquisition and construction standards include the use of standard lease or license agreements, appropriate environmental testing of sites for our transmission equipment, compliance with local zoning and building permit requirements and compliance with applicable Federal Aviation Administration and FCC registration and other federal and state requirements applicable to site construction and operation.

    Frequency design requirements relate to specific frequencies, their required signal strength and performance levels in a given area.

    Similarly, the launch criteria include the ability to provide service in the designated market at specified performance levels to both new customers and existing Nextel digital mobile network customers who roam into our market and the ability to support additional features as required by Nextel.

Relationship with Nextel

We intend to capitalize on our relationship with Nextel and believe our relationship provides strategic and cost-saving advantages, including the following:

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  Nextel brand awareness and marketing programs. We benefit from the broad scope and geographic coverage of Nextel's marketing efforts and related advertising campaigns, which are designed to increase awareness of the Nextel brand name and stimulate interest in and demand for Nextel service by stressing its versatility, value, simplicity and quality.

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  Nationwide roaming. Our subscribers and subscribers of Nextel are able to use interconnect service to roam throughout the Nextel digital mobile network at no additional charge. Nextel provides our subscribers the same mobile handset functionality and related features available to them in our markets when they roam into Nextel's markets. Pursuant to our operating agreements with Nextel WIP, Nextel's subscribers generate revenue for us when they roam into our markets, and we pay Nextel when our subscribers roam into its markets.

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  Support services. The operating agreements with Nextel WIP enable us to use Nextel's switching facilities and network monitoring center; use Nextel's back-office systems to support customer activation and billing of national accounts; and access technology improvements from Nextel's research and development. To the extent we are charged for these services, prices are based on Nextel's cost to provide us these services.

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  Nextel's existing relationships with vendors and distributors. Nextel WIP has agreed to assist us in obtaining the same terms it receives from its vendors of equipment and services. For example, under our agreement with Motorola, we purchase wireless handsets and infrastructure equipment from Motorola at substantially the same prices as Nextel. We have developed our own relationships with vendors and seek from Nextel's distributors the same or comparable terms as Nextel's.

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  Nextel's national accounts. Numerous offices and branches of Nextel's national accounts have become our subscribers when we launched service in their area.

Sales and Marketing

    Business Customer Focus.  Our marketing strategy targets business users who we believe are particularly attracted to the Nextel digital mobile network's potential for increasing efficiencies and reducing costs. Following Nextel's marketing approach, we have initially concentrated our sales efforts on a number of distinct groups of mobile workers, including personnel in the transportation, delivery, real property and facilities management, construction and building trades, landscaping and other service sectors. We expect to gradually expand our target customer group to include additional industry groups.

    Prior to the launch in each of our markets, we market our services to leads and prospects based on targeted business users of our wireless services in these mid-sized and tertiary markets. We also generate prospects from offices or branches of Nextel national accounts located within our territory or as a result of inquiries directed to Nextel before the launch of services. We expect to continue to benefit from Nextel's national advertising campaigns. We use a direct sales force as well as indirect sales channels, direct mail and telemarketing to market our services and products.

    We believe that this focus on business customers and our unique bundle of services have resulted in higher monthly average revenue per unit and a lower average monthly cancellation or termination rate than other wireless services providers have experienced.

    Pricing Plans.  Although we set our price levels in each of our markets independently of Nextel, we are required to adopt Nextel's pricing strategies. We believe these strategies are both profitable and attractive to customers. In particular, unlike our competitors, our customers pay the same rates they pay at home when traveling anywhere on either Nextel's or our portion of the Nextel digital mobile network, without the complex dialing procedures, access fees or higher roaming airtime rates frequently encountered by roaming customers of cellular providers.

Customer Care

    In October 1999, our customer care call center in Las Vegas, Nevada became operational and began to provide services to our subscribers. Our subscribers can reach customer service by dialing 611 from their wireless handsets or by calling the national 800 number advertised by Nextel. Nextel's call center routes all calls from our customers to us. In addition to customer care, we have located our credit and activation, order fulfillment and collection services in the Las Vegas call center.

    In May 2001, we broke ground on our second customer support facility in Panama City Beach, Florida and expect it to be operational during the first quarter of 2002.

The Nextel WIP Operating Agreements

    The operating agreements define the relationship, rights and obligations between Nextel WIP and us. The agreements began January 29, 1999, have initial terms of ten years and may be extended for up to two and a half years, with four ten-year renewals available at our option.

    Under these agreements, Nextel WIP is obligated to share with us Nextel's experience in operating iDEN networks by granting us access to meetings and providing specified services upon our request. The most significant services Nextel WIP may provide us are:

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  use of some of Nextel's switching facilities in exchange for a per-minute fee based on Nextel's national average cost for such service, including financing and depreciation costs;

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  monitoring of switches owned by us on a 24-hour per day basis by Nextel's network monitoring center in exchange for a fee based on pro-rata costs;

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  use of Nextel's back-office systems in order to support customer activation, billing and customer care for national accounts in exchange for fees based on Nextel's national average cost for such services;

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  use of the Nextel brand name and certain trademarks and service marks, and the marketing and advertising materials developed by Nextel, in exchange for a marketing services fee described below;

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  access to technology enhancements and improvements; and

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  assisting us in contracting with Nextel's vendors on the same terms as Nextel wherever possible.

    To further support us in our efforts, Nextel WIP has also agreed that:

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  the switch monitoring services will be supplied for a fee based on Nextel's average costs of providing such service;

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  no marketing services fee is due until the later of January 2002 or the first month of the quarter beginning after we achieve two consecutive quarters of positive EBITDA as adjusted, at which time the fee will be 0.5% of gross monthly service revenues for the next three years of operation and 1.0% of gross monthly service revenues thereafter; and

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  when a Nextel subscriber roams on our system we receive a percentage of the service revenues generated by the roaming subscriber. The percentage was 90% of the service revenues in 2000, 85% in 2001 and 80% thereafter, subject to upward or downward adjustment based on the relative customer satisfaction levels of Nextel and us as measured by a customer satisfaction survey administered on a regular basis by a third-party vendor engaged by Nextel and us.

    In addition, the operating agreements require that we adhere to certain key operating requirements, including the following:

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  we generally are required to offer the full complement of products and services offered by Nextel in comparable service areas;

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  we must abide by Nextel's standard pricing structure—principally home-rate roaming, one-second rounding and flat-rate pricing—but we need not charge the same prices as Nextel;

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  we must meet minimum network performance and customer care thresholds; and

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  we must adhere to standards in other operating areas, such as frequency design, site acquisition, construction, cell site maintenance and marketing and advertising.

The U.S. Wireless Communications Industry

    Overview.  Mobile wireless communications systems use a variety of radio frequencies to transmit voice and data, and include cellular telephone services, ESMR, PCS and paging. ESMR stands for enhanced specialized mobile radio and is the regulatory term applied to the services, including those provided by the Nextel digital mobile network, that combine wireless telephone service with a dispatch feature and paging. PCS stands for personal communications service and refers to digital wireless telephone service.

    Since the first commercial cellular systems became operational in 1983, mobile wireless telecommunications services have grown dramatically as these services have become widely available and increasingly affordable. This growth has been driven by technological advances, changes in consumer preferences and increased availability of spectrum to new operators.

    The provision of cellular telephone service began with providers utilizing the 800 MHz band of radio frequency in 1982 when the FCC began issuing two licenses per market throughout the United States. In 1993, the FCC allocated a portion of the radio spectrum, 1850-1990 MHz, for a new wireless communications service commonly known as PCS. The FCC's stated objectives in auctioning bandwidth for PCS were to foster competition among existing cellular carriers, increase availability of wireless services to a broader segment of the public, and bring innovative technology to the U.S. wireless industry. Since 1995, the FCC has conducted auctions in which industry participants have been awarded PCS licenses for designated areas throughout the United States.

    The demand for wireless telecommunications has grown rapidly, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. According to the Cellular Telecommunications and Internet Association, the number of wireless subscribers in the United States, including cellular, PCS and ESMR, has grown from approximately 200,000 as of June 30, 1985 to 118 million by June 30, 2001, which reflected a penetration rate of 42.1%.

    The following table sets forth certain U.S. wireless industry statistics:

U.S. Wireless Subscribers 1992-June 2001

	Year Ended December 31,
										Six Months Ended June 30, 2001
	1992	1993	1994	1995	1996	1997	1998	1999	2000
Wireless Industry Statistics(1)
Total service revenues (in billions)	$7.8	$10.9	$14.2	$19.1	$23.6	$27.5	$33.1	$40.0	$52.5	$30.9	(2)
Wireless subscribers at end of period (in millions)	11.0	16.0	24.1	33.8	44.0	55.3	69.2	86.0	109.5	118.4
Subscriber growth	46.0%	45.1%	50.8%	40.0%	30.4%	25.6%	25.1%	24.3%	27.2%	22.0	%(3)
Average monthly revenues per subscriber	$68.68	$61.49	$56.21	$51.00	$47.70	$42.78	$39.43	$41.24	$45.27	$45.56	(4)
Ending penetration	4.3%	6.2%	9.2%	12.9%	16.6%	20.7%	25.6%	31.6%	38.9%	42.1%
Digital subscribers at end of period (in millions)	—	—	—	—	—	6.5	18.3	38.5	73.2	N/A

Source: Cellular Telecommunications and Internet Association and Census Bureau Data.

(1)
Reflects domestic U.S. commercially operational cellular, ESMR and PCS providers.

(2)
Reflects six month total.

(3)
Reflects subscriber growth between June 2000 and June 2001.

(4)
Reflects average monthly revenues per subscriber between January 2001 and June 2001.

    Wireless Communications Systems.  In the U.S. wireless communications industry, there are three mobile wireless telephone services: cellular, ESMR and PCS. Currently, cellular is the predominant service available and has several competitive advantages. Cellular and ESMR services utilize radio spectrum in the 800 MHz band while PCS operates at higher frequencies of 1850 to 1990 MHz. Use of the 800 MHz band gives cellular and ESMR superior ability to penetrate buildings and other physical obstacles and spread or "propagate" through air, thereby reducing infrastructure costs since fewer base radios are needed to cover a given area.

    All cellular service transmissions were originally analog-based, although many cellular providers have now overlaid digital systems alongside their analog systems in large markets. Analog cellular technology has the advantage of using a consistent standard nationwide, permitting nationwide roaming using a single-mode, single-band telephone. On the other hand, analog technology has several disadvantages, including less efficient use of spectrum, which reduces effective call capacity; inconsistent service quality; decreased privacy, security and reliability as compared to digital technologies; and the inability to offer services such as voice mail, call waiting or caller identification.

    All PCS services, like ESMR, are all-digital systems that convert voice or data signals into a stream of binary digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, and improved voice quality and system flexibility, as compared with analog technologies. Call forwarding, call waiting and greater call privacy are among the enhanced services that digital systems provide. In addition, due to the reduced power consumption of digital handsets, users benefit from an extended battery life.

    The FCC has also assigned non-contiguous portions of the 800 MHz band to SMR, which was initially dedicated to analog two-way radio dispatch services. This service only became viable in the mobile wireless telephone market with the introduction in 1993 of ESMR, which applies digital technology to make use of the 800 MHz spectrum band and its superior propagation characteristics to deliver the advantages of a digital wireless mobile telephone system while retaining and significantly enhancing the value of SMR's traditional dispatch feature.

    Unlike analog cellular, which has been implemented in a uniform manner across the United States, several mutually incompatible digital technologies are currently in use in the United States. Roaming into different areas often requires multi-mode (analog/digital) and/or multi-band (PCS/cellular) telephones that function at both cellular and PCS frequencies and/or are equipped for more than one type of modulation technology. Time-division technologies, which include GSM, TDMA and iDEN, break up each transmission channel into time slots that increase effective capacity. Code Division Multiple Access, or CDMA technology, is a spread-spectrum technology that transmits portions of many messages over a broad portion of the available spectrum rather than a single channel. iDEN phones presently operate only in the iDEN mode within SMR frequencies, and therefore cannot roam onto other digital or analog wireless networks.

    Nextel.  Nextel deployed a second generation of Motorola's iDEN technology beginning in the third quarter of 1996. In its quarterly and annual reports, Nextel has reported a significant rate of customer growth since that time. Based on Nextel's quarterly and annual reports, over the past four years the number of Nextel's U.S. subscribers has grown at a 15% compounded growth rate quarter over quarter, and, as reported by Nextel, for the quarter ended September 30, 2001, the number had grown to approximately 8.2 million.

    The Nextel Direct Connect service dispatch capability allows any member of a mobile team to immediately communicate with any or all of a prearranged Nextel phone-equipped team with the push of a button within their local service market. This "push-to-talk" feature works like a two-way radio, but, in contrast to analog dispatch SMR radios, iDEN technology allows only the person or persons being called to hear the conversation.

    Nextel plans to expand the Nextel Direct Connect service throughout the Nextel digital mobile network, including our portion of the network. The first phase of this plan has been rolled out in our markets, and Nextel now offers an improved Direct Connect service which allows any subscriber to instantly communicate with any other subscriber in the home calling area, enabling customers to assemble their own "talk groups" and eliminating the need for an operator to administer them. A second enhancement of Direct Connect, "traveling Direct Connect" is expected to be rolled out in some markets in 2002. Using this service, any two or more Nextel customers traveling to a market outside of their home calling area will still be able to use Direct Connect in that market. For example, Nextel customers traveling from Albany to Honolulu will be able to direct connect each other while in the Honolulu area and will be able to direct connect any other Nextel customer who resides in the Honolulu calling area.

    Nextel Direct Connect service, together with other enhancements, including call alert, speakerphone capability and two-way messaging, differentiates Nextel's digital service from those of cellular and PCS providers, and we believe it has been responsible for Nextel's strong appeal to business users in mobile occupations, including transportation, delivery, real property and facilities management, construction and building, landscaping, and other service sectors. In addition to its advantages to users, Nextel Direct Connect service uses only half the bandwidth that an interconnected call over an iDEN network would use, and this efficient use of spectrum gives the iDEN service provider the opportunity to offer attractive pricing for Nextel Direct Connect service.

    In 2000, we and Nextel introduced Nextel Wireless Web services in all of our domestic markets, creating the only nationwide integrated voice and packet data network. This service allows a Nextel Wireless Web customer to be "always connected" to the Internet as long as their phone is turned on.

    Nextel Wireless Web services provide a customer with access to the following functions through their handset:

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  content and commerce, such as news, travel, financial and electronic retailing web sites;

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  industry solutions, such as fleet management applications;

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  mobile office solutions, such as corporate e-mail, calendar and address book; and

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  access services and solutions, such as use of the handset as a wireless modem, enabling customers to connect their laptop or handheld device to their corporate network or an Internet service provider.

    Nextel continues to work with third-party vendors through its Nextel Developers Program to encourage them to develop valuable applications for vertical markets such as the construction, financial, hospitality and transportation segments, in order to offer customers additional services.

Competition

    In each of the markets where our portion of the Nextel digital mobile network will operate, we will likely compete with the two established cellular licensees and as many as six PCS licensees, including AT&T Wireless, Sprint PCS, Verizon Wireless, VoiceStream and Cingular Wireless. Our ability to compete effectively with other wireless communications service providers depends on a number of factors, including:

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  the continued satisfactory performance of iDEN technology;

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  the establishment and maintenance of roaming service among our market areas and those of Nextel; and

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  the development of cost-effective direct and indirect channels of distribution for our portion of the Nextel digital mobile network and our products and services.

    A substantial number of the entities that have been awarded PCS licenses are current cellular communications service providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources, customer bases and name recognition greater than ours. PCS operators will likely compete with us in providing some or all of the services available through our network. Additionally, we expect that existing cellular service providers, some of which have been operational for a number of years and have significantly greater financial and technical resources, customer bases and name recognition than us, will continue to upgrade their systems to provide digital wireless communications services competitive with those available on our network. Moreover, cellular and wireline companies are authorized to participate in dispatch and SMR services. We also expect our business to face competition from other technologies and services developed and introduced in the future.

    We believe that the mobile telephone service currently being provided on the Nextel digital mobile network utilizing the iDEN technology is similar in function to and achieves performance levels competitive with those being offered by other current wireless communications service providers in our market areas. There are, however, and will in certain cases continue to be, differences between the services provided by us and by cellular and/or PCS system operators and the performance of our respective systems. The all-digital networks that we and Nextel operate provide customers with digital quality and advanced features wherever they roam on the Nextel digital mobile network, in contrast to hybrid analog/digital networks of cellular competitors, which do not support these features in the analog-only portion of their networks. Nevertheless, our ability to provide roaming services will be more limited than that of carriers whose subscribers use handsets that can operate on both analog and digital cellular networks and who have roaming agreements covering larger parts of the country. As the Nextel digital mobile network expands to cover a greater geographic area, this disadvantage will be reduced, but we anticipate that the Nextel digital mobile network will never cover the same geographic areas as other mobile telephone services. In addition, if either PCS or cellular operators provide two-way radio dispatch services in the future, our competitive advantage in being uniquely able to combine that service with our mobile telephone service would be impaired.

    Handsets used on the Nextel digital mobile network are not compatible with those employed on cellular or PCS systems, and vice versa. This lack of interoperability may impede our ability to attract cellular or PCS customers or those new mobile telephone customers that desire the ability to access different service providers in the same market.

    These handsets are likely to remain significantly more expensive than analog telephones, and are likely to remain somewhat more expensive than digital cellular or PCS telephones that do not incorporate a comparable multi-function capability. We therefore expect to charge higher prices for the handsets to be used by our customers than those charged by operators for analog cellular telephones and possibly than those charged by operators for digital cellular telephones. However, we believe that our multi-function handsets currently are competitively priced compared to multi-function—mobile telephone service and short text messaging—digital, cellular and PCS telephones.

    During the transition to digital technology, certain participants in the U.S. cellular industry are offering telephones with dual mode—analog and digital—compatibility. Additionally, certain analog cellular system operators that directly or through their affiliates also are constructing and operating digital PCS systems have made available to their customers dual mode/dual band—800 MHz cellular/1900 MHz PCS—telephones, to combine the enhanced feature set available on digital PCS systems within their digital service coverage areas with the broader wireless coverage area available on the analog cellular network. We do not have comparable hybrid telephones available to our customers.

    We can give no assurances that potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package we plan to provide on our portion of the Nextel digital mobile network.

    Over the past several years, as the number of wireless communications providers in our market areas has increased, the prices of such providers' wireless service offerings to customers in those markets have generally been decreasing. We may encounter market pressures to reduce our service offering prices or to restructure our service offering packages to respond to particular short-term, market-specific situations, such as special introductory pricing or packages that may be offered by new providers launching their service in a market, or to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers, particularly if PCS operators enter the smaller markets that we intend to serve.

    Because many of the cellular operators and certain of the PCS operators in our markets have substantially greater financial resources than us, they may be able to offer prospective customers equipment subsidies or discounts that are substantially greater than those, if any, that could be offered by us and may be able to offer services to customers at prices that are below prices that we are able to offer for comparable services. Thus, our ability to compete based on the price of our digital mobile network handsets and service offerings will be limited. We cannot predict the competitive effect that any of these factors, or any combination thereof, will have on us.

    Cellular operators and PCS operators and entities that have been awarded PCS licenses generally control more spectrum than is allocated for SMR service in each of the relevant market areas. Specifically, each cellular operator is licensed to operate 25 MHz of spectrum and certain PCS licensees have been licensed for between 30 MHz and 10 MHz of spectrum in the markets in which they are licensed, while no more than 21.5 MHz is available in the 800 MHz band to all SMR systems, including Nextel's and our systems, in those markets. The control of more spectrum gives cellular operators and many PCS licensees the potential for more system capacity and, therefore, the ability to serve more subscribers than SMR operators, including Nextel and us. We believe that we generally have adequate spectrum to provide the capacity needed on our portion of the Nextel digital mobile network currently and for the reasonably foreseeable future.

    Since it has received auction authority, the FCC has held almost 40 spectrum auctions. Generally, the auctions do not involve spectrum used to compete with our services. However, the FCC has authorized a consortium of communications companies to provide nationwide mobile satellite services which may compete with traditional mobile wireless services. Additionally, the FCC has reallocated, but not yet assigned, 30 MHz of the former analog television channels 60-69 to commercial services. The auction for this spectrum has been scheduled for June 19, 2002. It is possible that this spectrum, once auctioned, will be used to offer services that are competitive with our service. Likewise, the FCC has reallocated and is currently considering the service rules for the former analog TV channels 52-59. These frequencies, when auctioned, may also be used to provide services competitive with ours. In addition, the FCC will continue to auction spectrum in the future, and we cannot predict how these frequencies will be used, the technologies that will develop or what impact, if any, they will have on our ability to compete for wireless communications services customers.

    In January 2001, the FCC completed the re-auction of over 150 PCS licenses. The vast majority of these licenses were purchased by carriers who offer services in competition to us. A decision by the United States Court of Appeals for the District of Columbia Circuit involving the bankruptcy proceeding of NextWave Personal Communications, Inc. placed the status of these licenses in doubt. While a settlement had been reached in this matter, the settlement required Congressional approval by December 31, 2001, which never occurred. The status of these licenses is once again in doubt, and the FCC is seeking review of the Court of Appeals decision by the United States Supreme Court. The FCC or Congress may also allocate additional spectrum at any time and create rules that would make services provided on that spectrum competitive with our ESMR service.

    In addition, the FCC has recently initiated two inquiries that may affect the availability of spectrum for wireless services. One is an inquiry into secondary spectrum markets, and the other is an inquiry into "third-generation," or "3G," services to be offered in the near future by wireless carriers. It is impossible to predict the outcome or timeframe for FCC action on these matters. However, the outcome of these proceedings will likely affect the ability of all carriers, including us, to obtain additional spectrum to be used in offering both traditional and advanced wireless services.

Employees

    As of September 30, 2001, we had approximately 1,800 employees. None of our employees is represented by a labor union or subject to a collective bargaining agreement, nor have we experienced any work stoppage due to labor disputes. We believe that our relations with our employees are good.

Properties

    We own no material real property. We lease our headquarters located in Kirkland, Washington. This facility is approximately 14,000 square feet, and we have a lease commitment on the facility through July 2006. We lease administrative offices of approximately 22,800 square feet in Minnetonka, Minnesota under a lease expiring March 31, 2005. We lease approximately 65,000 square feet of office space in Las Vegas, Nevada under a lease expiring October 31, 2006 and approximately 67,000 square feet of office space in Panama City Beach, Florida under a lease expiring six years from date of occupancy, which was January 2, 2002, in each case for operation of a customer service call center. We lease cell sites for the transmission of radio service under various master site lease agreements as well as individual site leases. The terms of these leases generally range from five to 25 years at monthly rents ranging from $300 to $2,200. As of September 30, 2001, we had approximately 2,698 constructed sites at leased locations, of which 2,556 were operational.

Legal Proceedings

    On December 5, 2001, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York against us, two of our executive officers and four of the underwriters involved in our initial public offering. The lawsuit is captioned Keifer v. Nextel Partners, Inc., et al, No. 01 CV 10945. It was filed on behalf of all persons who acquired our common stock between February 22, 2000 and December 6, 2000 and names as defendants us, John Chapple, our President, Chief Executive Officer and Chairman of the Board, John D. Thompson, our Chief Financial Officer and Treasurer, Goldman Sachs & Co., Credit Suisse First Boston Corportaion, Morgan Stanley & Co. Incorporated and Merrill Lynch Pierce Fenner & Smith Incorporated. The complaint alleges that the defendants violated the Securities Act of 1933 and the Securities Exchange Act of 1934 by issuing a registration statement and prospectus that were false and misleading in that they failed to disclose that: (i) the defendant underwriters allegedly had solicited and received excessive and undisclosed commissions from certain investors who purchased our common stock issued in connection with our initial public offering and (ii) the defendant underwriters allegedly allocated shares of our common stock issued in connection with our initial public offering to investors who allegedly agreed to purchase additional shares of our common stock at pre-arranged prices. The complaint seeks recissionary and/or compensatory damages. We dispute the allegations of the complaint that suggest any wrongdoing on our part or by our officers, and we intend to defend the action and, if necessary, seek indemnification from the underwriter defendants.

REGULATION

Federal Regulation

    SMR Regulation.  We are an SMR operator regulated by the FCC. The FCC also regulates the licensing, construction, operation and acquisition of all other wireless telecommunications systems in the United States, including cellular and PCS operators. We are generally subject to the same FCC rules and regulations as cellular and PCS operators, but our status as an SMR operator creates some important regulatory differences.

    Within the limitations of available spectrum and technology, SMR operators are authorized to provide mobile communications services to business and individual users, including mobile telephone, two-way radio dispatch, paging and mobile data services. SMR regulations have undergone significant changes during the last several years and continue to evolve as new FCC rules and regulations are adopted.

    The first SMR systems became operational in 1974, but these early systems were not permitted or designed to provide interconnected telephone service competitive with that provided by cellular operators. SMR operators originally emphasized two-way dispatch service, which involves shorter duration communications than mobile telephone service and places less demand on system capacity. SMR system capacity and quality was originally limited by:

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  the smaller portion of the radio spectrum allocated to SMR;

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  the assignment of SMR frequencies on a non-contiguous basis;

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  regulations and procedures that initially served to spread ownership of SMR licenses among a large number of operators in each market, further limiting the amount of SMR spectrum available to any particular operator; and

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  older SMR technology, which employed analog transmission and a single site, high-power transmitter configuration, precluding the use of any given SMR frequency by more than one caller at a time within a given licensed service area.

    The original analog SMR market was oriented largely to customers such as contractors, service companies and delivery services that have significant field operations and need to provide their personnel with the ability to communicate directly with one another, either on a one-to-one or one-to-many basis, within a limited geographic area. SMR licenses granted prior to 1997 have several unfavorable characteristics, as compared with cellular or PCS licenses. Because these SMR licenses were on a site-by-site basis, numerous SMR licenses were required to cover the metropolitan area typically covered by a single cellular or PCS license.

    SMR licenses granted in 1997 and later were granted to cover a large area (known as an economic area, or EA) rather than a particular antenna at a particular site. EA licenses therefore, are more like cellular or PCS licenses in this regard, and eliminate one of the former regulatory disadvantages of SMR licenses. The FCC has held two SMR auctions for EA licenses, which include the frequencies on which we and Nextel operate in the 800 MHz band. In both auctions, Nextel, or a bidding consortium made up of Nextel and us, was the largest successful bidder, and as a result, we or a Nextel subsidiary hold EA licenses for most, but not all, of the territories that we intend to serve.

    The first EA licenses granted the licensee exclusive use of the frequencies in the EA territory. To the extent that another SMR site-by-site licensee may be operating in the same frequencies in the EA pursuant to another license, the EA license has priority, but must compensate the incumbent for the cost of changing to another frequency. We, or a Nextel subsidiary, hold all of the EA licenses from this auction that include our frequencies. Most of our EA licenses are free of incumbent carriers other than

Nextel. Nextel WIP has transferred to us those site-by-site licenses located in our EA territories operating at the same frequencies.

    In the second EA auction, we acquired almost all of the EA licenses that include frequencies which we operate on a site-by-site basis. As a result, we will be able to provide service throughout the EA territory on those frequencies. Unlike the previous EA auction, however, the EA licensee does not have exclusive use of the frequencies in the EA territory. Therefore, in those limited areas where another entity may have acquired the EA license at auction but where we are an incumbent licensee operating on a site-by-site basis on the same frequency, we have the right to continue to operate under the existing site-by-site authorization.

    EA licenses to operate on these frequencies were granted pursuant to a one-time auction and are issued for ten years, after which we need to apply for renewal from the FCC. We expect to obtain renewal of our EA licenses if we are otherwise in good standing before the FCC. In addition, all of our SMR licenses are subject to FCC build-out requirements. The FCC has modified the build-out deadlines for our pre-1997 site-by-site SMR licenses permitting us to utilize the same build-out schedules as our EA licenses. Our EA licenses must provide coverage to at least one-third of the population of the license area within three years of the initial grant and two-thirds of the population within five years. Failure to comply with the build-out requirements for both site-by-site licenses and EA licenses may result in a revocation of these licenses by the FCC. We hold and utilize both site-by-site licenses and EA licenses. We expect to meet all of the build-out requirements of our licenses.

    Federal Regulation of Wireless Operators.  SMR regulations have undergone significant changes during the last five years and continue to evolve as new FCC rules and regulations are adopted pursuant to the Omnibus Budget Reconciliation Act of 1993 and the Communications Act. Since 1996 SMR operators like us and Nextel have been subject to common carrier obligations similar to those of cellular and PCS operators. This regulatory change recognized the emergence of SMR service as competitive with the wireless service provided by cellular and PCS providers. As a result, SMR providers like us now have many of the same rights (such as the right to interconnect with other carriers) and are subject to many of the same obligations applicable to cellular and PCS operators.

    The FCC prohibits any SMR, cellular or PCS provider, including us, collectively regulated as Commercial Mobile Radio Service, or "CMRS," providers, from restricting another carrier's ability to resell its services until November 24, 2002. In addition, we must provide consumers the ability to "manually" roam on our network. The FCC also has adopted requirements for CMRS providers, including covered SMR providers, to implement various enhanced 911 capabilities. We, along with Nextel, are in the process of implementing such capabilities and have received from the FCC a waiver of the requirements for at least one year. In some states, we may not be able to recover our costs of implementing such enhanced 911 capabilities. At this time, we do not believe that these costs will have a material adverse impact on our operations.

    The FCC also requires CMRS providers to deploy "number portability" technology that would allow customers to keep their telephone numbers when switching to another carrier. Covered SMR providers, including us, along with all other CMRS services providers, must offer this number portability service in the 100 largest metropolitan areas, including the ability to support nationwide roaming, by November 2002. This requirement also includes enabling calls from our network to be delivered to telephone numbers that have been switched from one wireline carrier to another. The FCC is currently considering a petition, supported by many in the industry, that would eliminate this requirement. It is not clear what the outcome of this proceeding will be. Number portability, if implemented, will impose costs that we believe will not have a material adverse impact on our operations. It will also enhance the ability of customers to switch providers, both from us to other carriers and from other carriers to us.

    The FCC's spectrum cap regulations currently limit any entity from holding attributable interests in more than 55 MHz of licensed broadband PCS, cellular or covered SMR spectrum with significant overlap in any geographic area. Effective January 1, 2003, the FCC intends to completely eliminate the wireless spectrum cap. The FCC has stated that it will replace the existing spectrum cap with some other, as yet unidentified, means of competition enforcement. These rules will affect our ability, as well as our competitors' ability, to obtain additional spectrum.

    Wireless providers, including us, also must satisfy FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base radio transmitting facilities of certain wireless providers and the type of signals they emit must fall within specified parameters.

    The FCC is responsible for the other rules and policies which govern the operations over the SMR spectrum necessary for the offering of our services. This includes the terms under which CMRS providers interconnect their networks and the networks of wireline and other wireless providers of interstate communications services. The FCC also has the authority to adjudicate, among other matters, complaints filed under the Communications Act with respect to service providers subject to its jurisdiction. Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and other types of proceedings to determine rules and policies that could affect SMR operations, and the CMRS industry generally. These rules and policies are applicable to our operations and we intend to comply with the FCC's promulgations.

    The FCC imposes a number of obligations for local exchange carriers to interconnect their network to other carriers' networks which affect wireless service providers. Established local exchange carriers must provide for co-location of equipment necessary for interconnection, as well as any technically feasible method of interconnection requested by a CMRS provider. In addition, all local exchange carriers are obligated to enter into reciprocal, cost-based compensation arrangements with CMRS providers for the transmission of local calls. On July 18, 2000 the United States Court of Appeals for the Eighth Circuit overturned the FCC's order that required compensation based on the most efficient network configuration. The U.S. Supreme Court is currently considering an appeal of this decision. The outcome of this appeal may have a significant impact on the charges we pay to other carriers and on the compensation we receive for interconnection. In addition, the FCC has recently initiated a further inquiry into the compensation rates carriers must pay each other for both the transmission of local and long distance calls. While this proceeding is expected to take several years to complete, the outcome may significantly affect the charges we pay to other carriers and the compensation we receive for these services. Furthermore, if we cannot successfully negotiate an interconnection agreement with an established local exchange carrier, it may require the relevant state public utilities commissions to serve as arbitrators.

    In addition, the Communications Assistance for Law Enforcement Act of 1994 requires all telecommunications carriers, including wireless carriers, as of June 30, 2000, to ensure that their equipment is capable of permitting the government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers. The FCC has extended until November 19, 2001, the deadline for wireless carriers to deploy the necessary technology to satisfy these requirements. On August 15, 2000, the United States Court of Appeals for the D.C. Circuit reversed a FCC requirement that certain additional call identifying information be provided to law enforcement. Moreover, implementation of certain capabilities affecting the transmission of packet-mode data, as required by the FCC, must be completed by November 19, 2001. Compliance with the requirements of this Act, further FBI requests, and the FCC's rules could impose significant additional direct and/or indirect costs on us and other wireless carriers. We have timely requested a two-year extension for the packet-mode requirements and are thus in compliance pending consultation with the FBI and receipt of a final FCC order.

    Wireless networks are also subject to certain FCC and FAA regulations respecting the relocation, lighting and construction of transmitter towers and antennas and are subject to regulation under the National Environmental Policy Act, the National Historic Preservation Act, and the environmental regulations of the FCC. Compliance with these provisions could impose additional direct and/or indirect costs on us and other licensees. The FCC's rules require antenna structure owners to notify the FAA of structures that may require marking or lighting. In addition to our SMR licenses, we may also utilize other carriers' facilities to connect base radio sites and to link them to their respective main switching offices. These facilities may be separately licensed by the FCC and may be subject to regulation as to technical parameters, service, and transfer or assignment.

    Pursuant to the Communications Act, all telecommunications carriers that provide interstate telecommunications services, including SMR providers such as ourselves, are required to make an "equitable and non-discriminatory contribution" to support the cost of federal universal service programs. These programs are designed to achieve a variety of public interest goals, including affordable telephone service nationwide, as well as subsidizing telecommunications services for schools and libraries. Contributions are calculated on the basis of each carrier's interstate end-user telecommunications revenue. The Communications Act also permits states to adopt universal service regulations not inconsistent with the Communications Act or the FCC's regulations. While states cannot, generally, regulate our rates for universal services, the FCC has concluded that states can require CMRS providers to contribute to their universal services funds. Additional costs may be incurred by us and ultimately by our subscribers as a result of our compliance with these required contributions.

    The Communications Act also requires all telecommunications carriers, including SMR licensees, to ensure that their services are accessible to and useable by persons with disabilities, if readily achievable. Compliance with these provisions, and the regulations promulgated thereunder, could impose additional direct and/or indirect costs on us and other licensees.

    In addition, other regulations may be promulgated pursuant to the Communications Act or other acts of Congress, which could significantly raise our cost of providing service. In response, we may be required to modify our business plans or operations in order to comply with any such regulations. Moreover, the FCC or other federal government agencies or any state regulatory agency having jurisdiction over our business may adopt or change regulations or take other action that could adversely affect our financial condition or results of operations.

State Regulation and Local Approvals

    The states in which we operate generally have agencies or commissions charged under state law with regulating telecommunications companies, and local governments generally seek to regulate placement of transmitters and rights of way. While the powers of state and local governments to regulate wireless carriers are limited to some extent by federal law, we will have to devote resources to comply with state and local requirements. For example, state and local governments generally may not regulate our rates or our entry into a market, but are permitted to manage public rights of way, for which they can require fair and reasonable compensation.

    Under the Communications Act, state and local authorities maintain authority over the zoning of sites where our antennas are located. These authorities, however, may not discriminate against or prohibit our services through their use of zoning authority. Therefore, while we may need approvals for particular sites or may not be able to choose the exact location for our sites we do not foresee significant problems in placing our antennas at sites in our territory.

MANAGEMENT

Executive Officers and Directors

    The following table sets forth certain information with respect to our executive officers and directors:

Name	Age	Position
John Chapple	48	President, Chief Executive Officer and Chairman of the Board
John Thompson	48	Vice President, Chief Financial Officer and Treasurer
David Thaler	46	Vice President — Business Operations
David Aas	48	Vice President — Engineering and Technical Operations
Perry Satterlee	41	Vice President — Sales and Marketing
Mark Fanning	42	Vice President — People Development
Donald Manning	41	Vice President, General Counsel and Secretary
Steven Dodge	56	Director
Timothy Donahue	52	Director
Andrew Rush	44	Director
Andrew Sinwell	37	Director
Dennis Weibling	50	Director

    John Chapple worked to organize Nextel Partners throughout 1998 and has been the President, Chief Executive Officer and Chairman of the Board of Nextel Partners and our subsidiaries since August 1998. Mr. Chapple was elected to our Board of Directors pursuant to the terms of our amended and restated shareholders' agreement. Mr. Chapple, a graduate of Syracuse University and Harvard University's Advanced Management Program, has over 22 years of experience in the wireless communications and cable television industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as Senior Vice President of Operations from 1983 to 1988. From 1988 to 1995, he served as Executive Vice President of Operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the President and Chief Operating Officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owned and operated Vancouver's National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past Chairman of Cellular One Group and the Personal Communications Industry Association, past Vice-Chairman of the Cellular Telecommunications and Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors and on the Fulcrum Technologies, Inc. Board of Directors.

    John Thompson has been the Chief Financial Officer and Treasurer of Nextel Partners and our subsidiaries since August 1998 and has approximately 22 years of finance experience, including over 14 years in the wireless communications industry. Mr. Thompson holds both a B.A. in Accounting and a Juris Doctor from the University of Puget Sound. From 1978 to 1986, he served as Tax Manager for Laventhol & Horwath. In 1986, he joined McCaw Cellular Communications as Vice President of Tax. In 1990, he became Senior Vice President of McCaw Cellular Communications and assumed a significant role in a number of key initiatives for the company, including its acquisition of LIN Broadcasting in 1990, the merger of it and AT&T in 1993, and AT&T's PCS license acquisitions in 1996. In 1997, he became Chief Financial Officer for AT&T Wireless Services. Mr. Thompson has served on the boards of a number of AT&T Wireless Services joint ventures, including Bay Area Cellular Telephone Company.

    David Thaler has been the Vice President-Business Operations of Nextel Partners and our subsidiaries since August 1998 and has over 19 years of management experience in the wireless and cable television industries. From February 1997 to 1998, he served as Senior Vice President and Managing Director of International Development and Operations for AT&T Wireless Services. In this role, Mr. Thaler had overall responsibility for all operating facets related to AT&T Wireless joint ventures in Brazil, Hong Kong, India, Colombia and Taiwan. From 1995 to 1997, Mr. Thaler was Vice President of Operations for AT&T Wireless Services' Central Region business unit. From 1988 to 1995, Mr. Thaler served as Vice President and General Manager of McCaw Cellular Communications' Midwest District, providing overall leadership for an operation consisting of 14 metropolitan areas. From 1983 to 1988, he served as General Manager and Regional Vice President for American Cablesystems.

    David Aas has been the Vice President-Engineering and Technical Operations of Nextel Partners and our subsidiaries since August 1998. Prior to joining Nextel Partners, Mr. Aas served as Vice President of Engineering and Operations of AT&T Wireless' Messaging Division. Mr. Aas has over 23 years of experience in the wireless industry and has held a number of senior technical management positions, including positions with Airsignal from 1977 to 1981, MCI from 1981 to 1986, and MobileComm from 1986 to 1989. From 1989 to August 1998, he was with AT&T Wireless, where he led the design, development, construction and operation of AT&T Wireless' national messaging network. Mr. Aas served on the Technical Development Committee of the Personal Communications Industry Association and led the development and deployment of the PACT two-way messaging system.

    Perry Satterlee has been the Vice President-Sales and Marketing of Nextel Partners and our subsidiaries since August 1998 and has over 13 years of wireless industry experience. Prior to Nextel Partners, Mr. Satterlee spent two years with Nextel, where he held the position of President-Pacific Northwest Area since its inception in 1996. Prior to joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of AT&T Wireless Services' Central California District. From 1990 to 1992, he was General Manager of McCaw Cellular Communications' Ventura/Santa Barbara market. From 1988 to 1990, Mr. Satterlee was Director of Planning for McCaw Cellular Communications, where he led the company's planning and budgeting processes.

    Mark Fanning has been the Vice President-People Development of Nextel Partners and our subsidiaries since August 1998 and has over 19 years of human resources experience, including nine years in the wireless industry with McCaw Cellular Communications and AT&T Wireless Services. From 1995 to 1998, Mr. Fanning served as Vice President for People Development Operations for AT&T Wireless Services. From 1991 to 1995, he served as Director and later as Vice President of Compensation & Benefits for AT&T Wireless Services. From 1989 to 1991, he was the Director of People Development for McCaw Cellular's California/Nevada region.

    Donald Manning has been the Vice President, General Counsel and Secretary of Nextel Partners and our subsidiaries since August 1998 and has over 15 years of legal experience. From July 1996 to July 1998, he served as Regional Attorney for the Western Region of AT&T Wireless Services, an 11-state business unit generating over $400 million in revenues annually. Prior to joining AT&T Wireless Services, from September 1989 to July 1996, Mr. Manning was an attorney with Heller Ehrman White & McAuliffe specializing in corporate and commercial litigation. From September 1985 to September 1989, he was an attorney with the Atlanta-based firm of Long, Aldridge & Norman.

    Steven Dodge has been a director of Nextel Partners and Nextel Partners Operating Corp., a wholly owned subsidiary of Nextel Partners, since February 2000. In addition, Mr. Dodge is currently the Chairman and Chief Executive Officer of American Tower Corporation, an independent owner and operator of communications towers in the United States. American Tower Corporation was organized in July 1995 as a subsidiary of American Radio Systems Corporation, of which Mr. Dodge was the founder and Chief Executive Officer, and was spun off to the American Radio stockholders at the time of American Radio's merger with CBS in June 1998. At that time, American Tower Corporation began trading publicly. Mr. Dodge was employed with American Radio from March 1988 to June 1998, and prior to that time, from 1978 to 1988, Mr. Dodge was the founder and Chief Executive Officer of American Cablesystems, a publicly traded cable television company which was merged into Continental Cable in 1988, now Media One. Mr. Dodge also serves on the boards of directors of Sotheby's Holdings, Inc., an auctioneer of fine arts, antiques and collectibles, Citizens Financial Group, Inc., a financial services holding company, TD Waterhouse Group, Inc., a publicly traded brokerage firm, and Sensitech, Inc., a supplier of environmentally sensitive products.

    Timothy Donahue has been a director of Nextel Partners and our subsidiaries since January 1999. Mr. Donahue was elected to our board of directors as the designee of Nextel WIP pursuant to the terms of our amended and restated shareholders' agreement. Mr. Donahue has been a director of Nextel since June 1996, was the President and Chief Operating Officer from February 1996 to July 1999, and has been the President and Chief Executive Officer since July 1999. From 1986 to January 1996, Mr. Donahue held various senior management positions with AT&T Wireless Services. Mr. Donahue has served on the boards of directors of Spectrasite Holdings, Inc. since April 1999 and of Eastman Kodak Company since October 2001. In addition, Mr. Donahue is the Vice Chairman of the board of directors of the Cellular Telecommunications and Internet Association.

    Andrew Rush has been a director of Nextel Partners and Nextel Partners Operating Corp. since January 1999. Mr. Rush was elected to our board of directors as the designee of DLJ Merchant Banking pursuant to the terms of our amended and restated shareholders' agreement. Mr. Rush has been a Managing Director of DLJ Merchant Banking, an affiliate of Credit Suisse First Boston, since January 1997, where he is responsible for leading DLJ Global Communications Partners, the telecommunications investment arm of DLJ Merchant Banking. From 1992 to 1997, Mr. Rush was an officer of DLJ Merchant Banking and its predecessors. Mr. Rush currently serves as a member of the boards of directors of 360networks, Inc., a provider of fiber optic networks, and several private companies including Axis Specialty Ltd., a Bermudian insurance company, Louis Dreyfus Communications, a telecommunications company, Telseon, Inc., a provider of optical network services, and IP Communications, an independent broadband service provider.

    Andrew Sinwell has been a director of Nextel Partners and Nextel Partners Operating Corp. since January 1999. Mr. Sinwell was elected to our board of directors as the designee of Madison Dearborn Partners pursuant to the terms of our amended and restated shareholders' agreement. Mr. Sinwell is a Managing Director of Madison Dearborn Partners, a private equity firm and stockholder of Nextel Partners, which he joined in August 1996. From 1994 to 1996, Mr. Sinwell was a Senior Policy Advisor at the Federal Communications Commission. He currently serves on the boards of directors of @Link Networks, Inc., an integrated communications provider, Axiowave Networks, Inc., a developer of optical networking equipment, Dantis USA, Inc., a provider of managed services, Focal Communications Corporation, a provider of telecommunications services, Looking Glass Networks, Inc., a provider of data transport services, and Western Integrated Network, LLC, a provider of broadband communications services.

    Dennis Weibling has been a director of Nextel Partners and Nextel Partners Operating Corp. since January 1999. Mr. Weibling was elected to our board of directors as the designee of Eagle River Investments pursuant to the terms of our amended and restated shareholders' agreement. Mr. Weibling has been a director of XO Communications, Inc. (formerly NEXTLINK), a provider of broadband communications services, since January 1997. Mr. Weibling has also been President of Eagle River Investments, an investment management firm, since October 1993. Mr. Weibling is a director of Nextel and a member of the operations, audit, finance and compensation committees for Nextel. Mr. Weibling serves on the board and executive committee of Teledesic Corporation, a satellite telecommunications company, and serves on the boards of several ICO satellite communications companies.

    Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

    Our board of directors is comprised of six directors. Pursuant to our amended and restated shareholders' agreement, certain parties to the agreement, other than DLJ Merchant Banking, who together owned approximately 60.8% of our outstanding common stock as of September 30, 2001, have agreed to vote their shares of common stock to elect as directors:

  •
  one person selected by Madison Dearborn Partners: currently, Andrew Sinwell;

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  one person selected by Nextel WIP: currently, Timothy Donahue;

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  one person selected by Eagle River Investments: currently, Dennis Weibling; and

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  our chief executive officer: currently, John Chapple.

    Prior to the initial public offering of our Class A common stock, DLJ Merchant Banking had the right to designate two directors, one of whom was in turn designated by Madison Dearborn Partners, and all of the parties to the shareholders' agreement had agreed to vote to elect such designees as directors. On February 18, 2000, the shareholders' agreement was amended and restated in order to, among other things, terminate the obligation of the other parties to the shareholders' agreement to vote in favor of the DLJ Merchant Banking designee. The parties to the amended and restated shareholders' agreement agreed that DLJ Merchant Banking may nominate a director for election by our stockholders, but that such nominee would otherwise be elected in accordance with our restated certificate of incorporation and bylaws. Andrew Rush was initially elected to our board of directors as a result of his designation by DLJ Merchant Banking prior to the effective date of the amended and restated shareholders' agreement. In addition, a first amendment to the amended and restated shareholders' agreement was executed effective February 22, 2000 in order to, among other things, remove several stockholders from the amended and restated shareholders' agreement. The current parties to the amended and restated shareholders' agreement now include Nextel WIP, the DLJ Entities, Madison Dearborn Partners, Eagle River Investments, Motorola and all of our senior management stockholders other than Donald J. Manning.

Committees

    Our board of directors has an audit committee. We do not currently have a compensation committee, and, instead, the entire board of directors makes compensation determinations. In addition, the board of directors does not have a nominating committee or any similar committee performing such functions.

    The audit committee discusses with our independent auditors the overall scope and plans for their respective audits. The committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended and Restated Shareholders' Agreement

    On January 29, 1999, we entered into a shareholders' agreement with Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River Investments, Motorola, our senior management stockholders and all of the others who were stockholders prior to our initial public offering. In that agreement, the parties agreed to certain matters relating to our management and operations and the sale, transfer or other disposition of our capital stock by these stockholders. This agreement also grants Nextel WIP certain preemptive rights to purchase shares of stock offered to the public by us, DLJ Merchant Banking or Madison Dearborn Partners. In addition, pursuant to this agreement, we granted to the DLJ Entities and Madison Dearborn Partners certain demand registration rights and to all of the parties "piggyback" registration rights. This agreement was amended and restated in February 2000 in connection with the initial public offering of our Class A common stock. The current parties to the amended and restated shareholders' agreement are Nextel WIP, DLJ Entities, Madison Dearborn Partners, Eagle River Investments, Motorola and all of our senior management stockholders other than Donald J. Manning. Pursuant to the amended and restated shareholders' agreement, we recently received a joint demand registration request from DLJ Merchant Banking on behalf of all DLJ Entities and from Madison Dearborn Partners. The shares in this offering are being registered by us pursuant to that request. The amended and restated shareholders' agreement terminates on January 29, 2014.

Registration Rights Agreement

    Pursuant to a registration rights agreement effective February 2000, stockholders who had formerly been parties to our amended and restated shareholders' agreement were granted rights to include, at our expense, their shares of common stock in a registration of our securities under the Securities Act either for our own account or for the account of other security holders exercising registration rights. These registration rights are subject to the right of the underwriters of such an offering to limit the number of shares included in such registration. Some of the selling stockholders are participating in this offering pursuant to these rights.

Nextel Operating Agreements

    We, through our principal subsidiary, entered into agreements with Nextel WIP that govern the build-out and operation of our portion of the Nextel digital mobile network. Except as specifically set forth below, these operating agreements were executed on January 29, 1999 and, in some cases, were amended on September 9, 1999 and again on September 27, 2000, and have an initial term of ten years, which may be extended for up to an additional two and a half years and renewed for up to four ten-year renewal terms at our option.

    Joint Venture Agreement.  Our joint venture agreement with Nextel WIP requires us to build and operate our portion of the Nextel digital mobile network on time, make it compatible with Nextel's systems, meet or exceed quality standards applicable from time to time to Nextel's subsidiaries operating in the United States, and offer a set of core service features and upgrade our system to comply with future Nextel standards.

    This agreement also governs the transfer of licenses from Nextel WIP to us. To the extent that we require additional frequencies to operate our business, the joint venture agreement sets forth the terms under which we may acquire such frequencies from Nextel WIP, from third parties or in auctions of spectrum by the Federal Communications Commission. All of the frequencies we acquired or may acquire from Nextel WIP are subject to transfer restrictions and rights of first refusal in favor of Nextel WIP.

    Additional terms of the joint venture agreement are as follows: Nextel WIP has agreed to assist us with securing vendor discounts; we have agreed to obtain Nextel WIP's approval prior to taking certain significant actions, including making a material change to our business objectives or technology; with limited exceptions, Nextel WIP has agreed that during the term of the joint venture agreement, Nextel and/or its subsidiaries will not provide digital mobile wireless communications services within our markets using the Nextel brand name; Nextel WIP has agreed to negotiate with us to give us the first right in our territories to own and operate businesses using the 900 MHz frequency that Nextel currently holds; we are generally required to adhere to the same standards for pricing structure, advertising, promotions, customer care, telemarketing and related activities as the Nextel subsidiaries operating in the United States.

    In the event of a termination of the joint venture agreement, Nextel WIP could, in certain circumstances, purchase or be forced to purchase all of our outstanding stock. If that happens, Nextel WIP, at its option, would be entitled to pay the purchase price for our stock in cash or in shares of Nextel common stock.

    Other Operating Agreements.  We have also entered into operating agreements with Nextel WIP with respect to: the license to Nextel trademarks and service marks; the ability of each company's subscribers to roam in the other's territory; the use of analog systems and services; access to telecommunications towers space; access to information systems; and telecommunications switching services. For the year ended December 31, 2000 and for the nine months ended September 30, 2001, we paid to Nextel WIP approximately $23.9 million and $44.5 million, respectively, for such services and received from Nextel WIP approximately $24.7 million and $40.5 million, respectively, in roaming revenue.

    Agreement Specifying Obligations and Limiting Liability of, and Recourse to, Nextel.  All of our operating agreements are with Nextel WIP, not Nextel. Pursuant to the terms of the agreement specifying obligations and limiting liability of, and recourse to, Nextel, the maximum cumulative, aggregate cash liability of Nextel and its controlled affiliates, other than Nextel WIP, for any and all actual or alleged claims or causes of action arising in connection with any aspect of the agreements governing or otherwise relating to the operating agreements is capped at $200 million, subject to adjustments for amounts previously advanced. Some significant Nextel obligations, including any commitments that Nextel may make in the future to enable Nextel WIP to subsidize required upgrades and to buy our stock from our other stockholders under certain circumstances, will not be subject to the cap.

Certain Obligations Under Our Charter

    Our restated certificate of incorporation, under certain circumstances, allows Nextel WIP, or allows holders of a majority of our Class A common stock to cause Nextel WIP, to purchase all of our outstanding Class A common stock. In any such event, Nextel WIP will have the choice of paying for any shares of Class A common stock in cash, in shares of Nextel common stock, or in a combination of cash and Nextel common stock. For a more detailed description of these provisions of our restated certificate of incorporation, see "Description of Capital Stock—Certain Obligations Under Our Charter."

Other Transactions with Nextel WIP

    Prior to January 29, 1999, we had limited financial resources and Nextel and Eagle River Investments funded our operations. These advances were repaid to Nextel and Eagle River when we received our initial funding on January 29, 1999.

Motorola Agreements

    Under the iDEN infrastructure equipment purchase and supply agreements and the subscriber purchase and distribution agreement between us and Motorola, we agreed to purchase, and Motorola agreed to sell, infrastructure equipment and related software and services required for the build-out of our portion of the Nextel digital mobile network, as well as telephones and other accessories.

    We obtained pricing for the Motorola equipment and handsets on financial and other terms that we believe are substantially similar to those obtained by Nextel. For the year ended December 31, 2000 and for the nine months ended September 30, 2001, we purchased approximately $154.7 million and $145.3 million, respectively, of infrastructure and other equipment, telephones, warranties and services from Motorola.

DLJ Merchant Banking Relationship

    Credit Suisse First Boston is acting as the book-running manager of this offering of our Class A common stock and is affiliated with Donaldson, Lufkin & Jenrette Securities Corporation. In our private placements of debt securities, Credit Suisse and Donaldson, Lufkin & Jenrette Securities Corporation have each served as initial purchasers of our senior notes and senior discount notes and received customary discounts and commissions in connection with each such offering. Donaldson, Lufkin & Jenrette Securities Corporation also acted as our financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent, under our credit facility, and received customary fees and reimbursements in connection therewith. DLJ Merchant Banking and certain related parties, all of which are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, own a significant amount of our equity through their affiliate, Credit Suisse, and are represented on our board of directors. Donaldson, Lufkin & Jenrette Securities Corporation was a co-lead manager of the initial public offering of our Class A common stock, and we may from time to time enter into other investment banking relationships with it or one of its affiliates. The aggregate amount of all fees paid to the Credit Suisse and the DLJ Entities in connection with the capitalization transactions and for financial services in 1999, 2000 and 2001 was approximately $29.9 million.

Other Transactions with Directors and Senior Management

    Since our inception, we have entered into restricted stock purchase agreements with each of Messrs. Chapple, Thompson, Thaler, Aas, Satterlee, Fanning and Manning pursuant to which we have sold an aggregate of 8,834,994 shares of Class A common stock to these executive officers at a price of $0.002 per share. In addition, on January 29, 1999, Mr. Thompson obtained an interest-free secured loan of $2.2 million from us, evidenced by a non-negotiable promissory note due and payable on January 29, 2003.

    As of September 30, 2001 we have also granted options to purchase shares of Class A common stock under our employee stock option plan to the following officers and directors on the date, for the number of shares and with an exercise price indicated opposite each person's name:

Name	Grant Date	Number of Shares Underlying Options	Exercise Price
John Chapple	12/31/00	60,000	$16.81
John Thompson	12/31/00	50,000	16.81
David Thaler	12/31/00	50,000	16.81
David Aas	12/31/00	60,000	16.81
Perry Satterlee	12/31/00	60,000	16.81
Mark Fanning	12/31/00	50,000	16.81
Donald J. Manning	12/31/00	80,000	16.81
Steven Dodge	12/31/00	15,000	16.81

These options vest in three equal annual installments commencing on December 31, 2001.

    In the ordinary course of business, we have engaged the consulting services of and leased tower space from American Tower Corporation, of which Mr. Dodge, one of our directors, is a stockholder, president, chief executive officer and chairman of the board of directors.

67

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock as of September 30, 2001 by:

  •
  each stockholder known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  the selling stockholders;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options, warrants and securities convertible into common stock held by that person that are exercisable as of September 30, 2001 or exercisable within 60 days thereof are deemed outstanding. Except as indicated in the footnotes to this table, we believe that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name, except to the extent shared by a spouse under applicable law. This table is based on information supplied by officers, directors, principal and selling stockholders and Schedules 13G filed with the SEC. For additional information regarding certain of the selling stockholders, please see "Certain Relationships and Related Transactions." As of September 30, 2001, there were 244,520,843 shares of common stock outstanding, of which 165,464,615 shares of Class A common stock were outstanding and 79,056,228 shares of Class B common stock were outstanding.

    Unless otherwise noted, the address for each stockholder below is: c/o Nextel Partners, Inc., 4500 Carillon Point, Kirkland, WA 98033.

	Amount Beneficially Owned Prior to the Offering				Amount Beneficially Owned After the Offering
Name and Address	Number of Shares of Common Stock	Number of Shares of Underlying Options	Percent	Amount to be Sold in the Offering	Number of Shares of Common Stock	Percent
Parties to Amended and Restated Shareholders' Agreement(1)	177,326,469	390,000	72.6%
Nextel WIP Corp. 2001 Edmund Halley Drive Reston, VA 20191	79,056,228	—	32.3
Entities affiliated with Credit Suisse First Boston(2)	28,536,301	—	11.7
Uetlibergstrasse 231 P.O. Box 900 CH-870 Zurich, Switzerland
Madison Dearborn Capital Partners II, L.P.	27,218,904	—	11.1
Three First National Plaza, Suite 3800 Chicago, IL 60602

Eagle River Investments, LLC 2300 Carillon Point Kirkland, WA 98033	19,500,012	—	8.0
Motorola, Inc. 1303 East Algonquin Road, 11th Floor Schaumburg, IL 60196	13,076,376	—	5.3
John Chapple(3)	3,461,024	35,000	1.4
John Thompson(4)	2,335,664	245,000	1.1
David Thaler	1,254,000	20,000	*
David Aas	1,068,096	20,000	*
Perry Satterlee(5)	1,005,435	40,000	*
Andrew Rush(6)	28,536,301	—	11.7
Dennis Weibling(7)	98,559,840	—	40.3
Timothy Donahue(8)	79,229,228	—	32.4
Andrew Sinwell(9)	27,218,904	—	11.1
Steven Dodge	25,000	8,333	*
Directors and officers as a group (12 persons)(10)	164,478,693	548,333	67.3%

*
Less than 1%

(1)
The following stockholders are parties to an amended and restated shareholders' agreement that contains an agreement by all of the parties, except DLJ Merchant Banking (as defined below), to vote for certain of our directors and imposes restrictions with respect to the sale, transfer or other disposition of our capital stock by these parties: Nextel WIP, DLJ Merchant Banking, Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn Partners"), Eagle River Investments, LLC ("Eagle River Investments"), Motorola, Inc. ("Motorola") and all of our senior management stockholders other than Donald J. Manning. All parties to this agreement disclaim beneficial ownership of shares not owned directly by them or by an entity otherwise affiliated with them.

(2)
The holding shown is as of February 14, 2001, as reported by Credit Suisse First Boston, a Swiss bank ("Credit Suisse"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit. Credit Suisse owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of Credit Suisse and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"). Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a registered broker-dealer, is a wholly owned subsidiary of CSFB-USA. The shares of our common stock reported in this table are held directly by (i) direct and indirect subsidiaries of CSFB-USA in connection with merchant banking investments, (ii) merchant banking funds advised by subsidiaries of CSFB-USA and (iii) CSFBC in proprietary trading and investment accounts in the ordinary course of business. CSG disclaims beneficial ownership of shares of our common stock beneficially owned by its direct and indirect subsidiaries, including Credit Suisse. Credit Suisse disclaims beneficial ownership of shares of our common stock beneficially owned by CSG and any of CSG's and Credit Suisse's other units. Includes shares of our common stock acquired by Credit Suisse in connection with its acquisition of the following entities: DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ EAB Partners, L.P., DLJ ESC II, L.P., DLJ First ESC, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJMB Funding II, Inc. and UK Investment Plan 1997 Partners (collectively, the "DLJ Entities").

(3)
Includes 736,666 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple, and 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(4)
Includes 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson, and 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(5)
Includes 165,000 shares held by PSS-MSS F.L.P., an entity controlled by Mr. Satterlee.

(6)
Consists of shares held by entities affiliated with Credit Suisse, some of which are funds managed by DLJ Merchant Banking Partners II, L.P. ("DLJ Merchant Banking"), of which Mr. Rush is a Managing Director. Mr. Rush disclaims beneficial ownership of such shares.

(7)
Consists of shares held by Eagle River Investments, of which Mr. Weibling serves as President, and by Nextel WIP, of which Mr. Weibling serves as a director. Mr. Weibling disclaims beneficial ownership of such shares. Also includes 3,600 shares held by On Eagle's Wings Investments, an entity controlled by Mr. Weibling and his spouse.

(8)
Includes shares held by Nextel WIP, of which Mr. Donahue is president, chief executive officer and a director. Mr. Donahue disclaims beneficial ownership of such shares. Also includes 50,000 shares held by Five Net Three LLC, an entity in which Mr. Donahue and his spouse have a 25% interest, and 5,000 shares held by Al Donahue Soundview Trust, an entity in which Mr. Donahue has a 50% interest. Also includes 25,000 shares held by Mr. Donahue's spouse.

(9)
Consists of shares held by Madison Dearborn Partners, of which Mr. Sinwell serves as a director. Mr. Sinwell disclaims beneficial ownership of such shares.

(10)
See footnotes 3 through 9 above. Includes John Chapple, John Thompson, David Thaler, David Aas, Perry Satterlee, Andrew Rush, Dennis Weibling, Timothy Donahue, Andrew Sinwell, Steven Dodge, Mark Fanning and Donald J. Manning.

DESCRIPTION OF CAPITAL STOCK

General

    We are authorized to issue up to 500,000,000 shares of Class A common stock, $.001 par value, 100,000,000 shares of Class B convertible common stock, $.001 par value, and 113,110,000 shares of preferred stock, $.001 par value. The following summary of our common stock and preferred stock is not complete and is subject to and qualified in its entirety by provisions of our restated certificate of incorporation, bylaws, and provisions of applicable Delaware law.

Common Stock

    The common stock is classified into two classes: Class A common stock and Class B convertible common stock.

    The holders of Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of applicable laws. The holders of Class A and Class B common stock are entitled to one vote per share on all matters to be voted on by the stockholders except that holders of Class A common stock vote separately as a class if deciding whether to require Nextel WIP to purchase all the outstanding shares of Class A common stock or whether to participate in a sale by Nextel WIP of its holdings of our stock, as described below. Any amendment to the restated certificate of incorporation that would change the provisions regarding Nextel WIP's ability or obligation to purchase all outstanding shares of Class A common stock, including the redemption alternative, the appraisal and challenge process, payment terms, or that would change the ability of Class A stockholders to participate in a sale of our equity by Nextel WIP, requires both the consent of Nextel WIP and the vote of the holders of a majority of the Class A common stock voting separately as a class.

    Subject to preferences that may be granted to any outstanding shares of preferred stock, the holders of Class A and Class B common stock are entitled to receive ratably only those dividends our board of directors declares out of funds legally available for the payment of dividends as well as any other distributions to the stockholders.

    If we are liquidated, dissolved or wound-up, the holders of common stock are entitled to share pro rata all of our assets remaining after payment of our liabilities and liquidation preferences of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive rights and there are no redemption or sinking fund provisions applicable to the common stock. In the event of a merger or consolidation, holders of Class A and Class B common stock are entitled to receive the same kind and amount of consideration per share. All outstanding shares of common stock are fully paid and non-assessable, and the shares of Class A common stock to be sold in this offering will be fully paid and non-assessable.

    Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis at the option of any holder of Class B common stock concurrently with a sale or other transfer of such shares to a transferee that does not hold any shares of Class B common stock prior to such transfer. Shares of Class A common stock are immediately and automatically convertible into an equal number of shares of Class B common stock upon the acquisition of such shares of Class A common stock by Nextel, by any of its majority-owned subsidiaries, or by any person or group that controls Nextel.

    As of September 30, 2001, there were 244,520,843 shares of Class A and Class B common stock outstanding. As of September 30, 2001, there were outstanding options to purchase a total of 8,233,551 shares of Class A common stock. Our Class A common stock trades on the Nasdaq National Market under the symbol "NXTP."

Preferred Stock

General

    Pursuant to our restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of us or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the Class A common stock and may adversely affect the voting and other rights of the holders of Class A common stock. We have no present plans to issue any preferred stock.

Series B Preferred Stock

    Our only preferred stock that remains issued and outstanding is 13,110,000 shares of our Series B preferred stock.

    With respect to rights on liquidation, dissolution or winding up, the Series B preferred stock ranks senior to the Class A and Class B common stock. In addition, if we are liquidated, holders of the Series B preferred stock would be entitled to receive a liquidation preference of approximately $21.9 million, plus a dividend payment equal to 12% of the aggregate liquidation preference per annum.

    The Series B preferred stock does not have any voting rights except with respect to the following, in which case it shall vote as a separate class:

  •
  amendments to our bylaws or restated certificate of incorporation, including the authorization of additional shares of Series B preferred stock;

  •
  the authorization of securities senior to the Series B preferred stock;

  •
  approval of mergers or consolidations adverse to the rights of the holders of the Series B preferred stock, subject to exceptions; or

  •
  redemption of any outstanding shares of common or preferred stock, subject to exceptions.

    Except as set forth above, the holders of Series B preferred stock are not entitled to receive dividends on their shares of preferred stock, and have no conversion rights.

    We may redeem the Series B preferred stock, in whole but not in part, at any time in exchange for an aggregate amount equal to its accrued liquidation preference. If the Series B preferred stock has not been redeemed by us by February 11, 2010, we will be required to redeem it in exchange for an aggregate amount equal to its accrued liquidation preference. Our ability to redeem the Series B preferred stock is limited by the provisions of the indentures governing the 11% senior notes, the 14% senior discount notes, the 12.5% senior discount notes, and our credit facility.

Certain Obligations Under Our Charter

    The following is a discussion of provisions of our restated certificate of incorporation that, under certain circumstances, allow Nextel WIP, or allow a majority of our Class A stockholders to cause Nextel WIP, to purchase all of our outstanding Class A common stock. If that occurs, Nextel WIP can choose to pay for any shares of our Class A common stock in cash, in shares of Nextel common stock, or in a combination of cash and Nextel common stock. If Nextel WIP purchases all of our Class A common stock, we will cease to be a publicly traded company.

    The following table sets forth the triggering events and the consideration to be paid with regard to the ability of Nextel WIP to purchase all outstanding shares of our Class A common stock:

Triggering Event		Consideration Paid
•	January 29, 2008, subject to certain postponements by our board of directors	•	Fair market value (as defined below), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If Nextel changes its digital transmission technology, the change is materially adverse to us and Nextel WIP determines not to provide us free of charge the equipment necessary to provide our subscribers with service comparable to what they had been receiving	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If Nextel WIP requires a change in our business, operations or systems, the change is materially adverse to us, Nextel WIP does not subsidize us for the costs of such change and we decline to implement the required change	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•	Termination of our operating agreements with Nextel WIP as a result of our breach	•	80% of the closing price of our Class A common stock on Nasdaq (based on a 20-day trailing average), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option

    If Nextel WIP is able or is required to purchase all of our outstanding Class A common stock for any reason other than as a result of the termination of the operating agreements, then the purchase price will be the fair market value of the Class A common stock. Under our restated certificate of incorporation, "fair market value" is determined by the appraisal process described below, and is defined as the price that a buyer would be willing to pay for all of our outstanding capital stock, excluding the Series B preferred stock, in an arm's-length transaction and includes a control premium. In the event of a termination of the operating agreements as a result of our breach, then Nextel WIP has the ability to purchase all of our outstanding Class A common stock for an amount based on 80% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

    The following table sets forth the triggering events and the consideration to be paid with regard to the ability of a majority of our stockholders to cause Nextel WIP to purchase all outstanding Class A common stock. If a triggering event occurs and a majority of our Class A common stockholders determine to require Nextel WIP to purchase all of our outstanding Class A common stock, all stockholders will be required to sell their shares to Nextel WIP. We currently have no majority stockholder.

Triggering Event		Consideration Paid
•	Change of control of Nextel	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If prior to January 29, 2003, Nextel WIP exercises its right under the shareholders' agreement to preempt a public offering of our stock by DLJ Merchant Banking or Madison Dearborn Partners and buys all of our shares owned by DLJ Merchant Banking or Madison Dearborn Partners	•	Offering price, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If we do not implement a change in our business, operations or systems required by Nextel WIP, the change is materially adverse to us, and our board of directors provides non-Nextel affiliated stockholders with the opportunity to require Nextel WIP to buy their shares of Class A common stock and a majority of the stockholders vote to do so	•	Investment formula price (as defined below), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•	Termination of our operating agreements with Nextel WIP as a result of a breach by Nextel WIP	•	120% of the closing price of our Class A common stock on Nasdaq (based on a 20-day trailing average), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option

    If the event giving rise to the stockholders' right to cause Nextel WIP to buy all of the outstanding shares of Class A common stock:

  •
  is a change in control of Nextel, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is the fair market value of the Class A common stock, as determined by the appraisal process described below;

  •
  is the preemption of a public offering of our stock by DLJ Merchant Banking or Madison Dearborn Partners, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is the same per share price that was paid by Nextel WIP to purchase the shares from DLJ Merchant Banking or Madison Dearborn Partners;

  •
  is the election of a majority of our non-Nextel stockholders to require Nextel WIP to buy all shares of Class A common stock after our failure to implement changes in our business, operations or systems required by Nextel WIP, the purchase price that Nextel WIP is required to pay is the "investment formula price," which means an amount that would equal a 20% rate of return on each tranche of invested capital in us, from the date of each contribution, whether contributed in cash or in kind, through the purchase date, which value is divided over all our capital stock; or

  •
  is the termination of our operating agreement with Nextel WIP as a result of a breach by Nextel WIP, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is an amount based on 120% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

    Redemption Alternative.  If Nextel WIP elects to purchase or is required to purchase our shares pursuant to our restated certificate of incorporation, Nextel WIP is entitled to cause the transaction to be effected as a redemption by us of the Class A common stock.

    Appraisal and Challenge Process.  When the fair market value of our Class A common stock is to be determined using an appraisal, our restated certificate of incorporation sets out a procedure binding on all of our stockholders. Our board first selects a nationally recognized investment bank or appraiser and then Nextel WIP selects one. If the higher of the two values determined by these two appraisers is more than 110% of the lower value, a third appraiser will be asked to value us. In any event, the final fair market value that Nextel WIP must pay will be between the values determined by the first two appraisers.

    Our restated certificate of incorporation also allows either Nextel WIP or our stockholders to challenge the value determined by the appraisers. Our restated certificate of incorporation sets a floor and a ceiling, binding on both Nextel WIP and all other stockholders, for the price to be paid if there is a challenge. The maximum value that can result from a challenge to the appraisal value is a value equal to a 30% rate of return on each tranche of capital invested in us. The lowest price that could result from a challenge would be a value that would equal a 10% rate of return on each tranche of capital invested in us. Any stockholder that joins the challenge is bound by the results of the challenge process and receives the value so determined, not the value determined by the appraiser.

    In any purchase by Nextel WIP of all of our outstanding stock, stockholders will not otherwise be entitled to any statutory appraisal rights under Delaware law.

    Right/Obligation to Participate in Sale by Nextel WIP and Nextel.  Holders of our Class A common stock also have the right and/or obligation to participate in any sale by Nextel WIP of all of its shares of our capital stock to a third party occurring after January 29, 2011. Pursuant to the amended and restated shareholders' agreement, prior to January 29, 2011, Nextel WIP cannot transfer its shares of our capital stock to a third party. Thereafter, if the holders of a majority of the Class A common stock elect to participate in such sale, then pursuant to our restated certificate of incorporation, all holders of Class A common stock, including purchasers in this offering, will be required to participate.

    Share Legend.  Certificates for Class A common stock are required by our restated certificate of incorporation to bear the following legend:

    The Class A common stock evidenced hereby is subject to provisions of the corporation's restated certificate of incorporation that allow an entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock or allow a majority of the Class A common stockholders to cause such entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock, in each such instance at a purchase price determined in accordance with the provisions of the restated certificate of incorporation. Copies of the restated certificate of incorporation are available at the principal office of the corporation and will be furnished without cost to stockholders on request.

    Our Restated Certificate of Incorporation.  Prospective investors in the Class A common stock should know that our restated certificate of incorporation is an exhibit to this registration statement and is incorporated by reference into this prospectus.

Selected Anti-Takeover Matters

    Restated Certificate of Incorporation and Bylaw Provisions.  Our restated certificate of incorporation and bylaws include provisions that may have the effect of deterring, delaying or preventing a change of control of us. Our bylaws provide that special meetings of our stockholders may only be called by our board of directors, president or holders of not less than 50% of our outstanding capital stock, which could delay or prevent such meetings from taking place altogether.

    Our restated certificate of incorporation provides for 113,110,000 authorized shares of preferred stock and grants our board of directors broad power to establish the rights and preferences of authorized and unissued, or "blank check," preferred stock. Only 13,110,000 shares of preferred stock are designated and issued, and, thus, we have 100,000,000 authorized shares of "blank check" preferred stock remaining. Preferred shares repurchased or redeemed by us may be reissued. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control over us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. The issuance of shares of preferred stock pursuant to our board of directors' authority described above could have the effect of delaying, deferring or preventing a change in control of us.

    Shareholders' and Operating Agreement Provisions.  Certain provisions of the amended shareholders' agreement may also have the effect of deterring, delaying or preventing a change of control of us. These include rights of first offer and first refusal among the parties to that agreement, restrictions on any such party transferring their shares to a telecommunications company or a person or entity controlling a telecommunications company, and agreements of the parties, other than DLJ Merchant Banking, to vote for certain designees to serve on our board.

    The approval rights granted to the Nextel WIP designee on our board, as well as certain rights granted to Nextel WIP, could also have these effects. For example, among other things, if a business transaction or combination would broaden our business, it would require approval by Nextel WIP and its designee on our board.

    Delaware Anti-Takeover Law.  Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which such stockholder became an interested stockholder, unless:

  •
  the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

  •
  on or subsequent to the date on which such stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

    Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 does not apply, however, to those stockholders who owned 15% or more of our voting stock prior to our initial public offering.

    FCC-Related Redemption Rights.  Our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

    Transfer Agent And Registrar.  The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent's address is 101 Barclay Street, 12W, New York, New York 10286, and its telephone number is (212) 635-7134.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK

    The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. In general, a non-U.S. holder is a beneficial owner of Class A common stock that is:

  •
  an individual who is not a citizen or resident of the U.S.;

  •
  a corporation or other entity taxed as a corporation organized or created under non-U.S. law;

  •
  an estate that is not taxable in the U.S. on its worldwide income; or

  •
  a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

    If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership (or entity treated as a partnership) holding Class A common stock, we suggest that you consult your tax advisor.

    If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, in any calendar year by virtue of being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens.

    This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the final and temporary U.S. Treasury Regulations promulgated thereunder and published administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

    This discussion does not address all aspects of U.S. federal taxation, and in particular is limited as follows:

  •
  the discussion assumes that you hold your Class A common stock as a capital asset and that you do not have a special tax status, such as a financial institution, an insurance company, a tax-exempt organization or a broker-dealer or trader in securities;

  •
  the discussion does not consider tax consequences that depend upon your particular tax situation;

  •
  the discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence;

  •
  the discussion does not cover state, local or non-U.S. tax consequences;

  •
  the discussion does not consider the tax consequences for shareholders or partners of a non-U.S. holder; and

  •
  we have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the Class A common stock. As a result, the IRS could disagree with portions of this discussion.

    Each prospective purchaser of Class A common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our Class A common stock as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction within or outside the United States.

Distributions

    Distributions paid on the shares of Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of your basis in the shares of Class A common stock, reducing that adjusted basis, and the balance of the distribution in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange of the Class A common stock (as discussed below).

    As discussed under the heading "Dividends," we do not currently anticipate making any distributions on our Class A common stock in the foreseeable future. Subject to the discussion below, if we do make a distribution, to the extent it constitutes a dividend under the rules described in the preceding paragraph and is paid to a non-U.S. holder of Class A common stock, it generally will be subject to a U.S. withholding tax at a 30% rate, unless a reduced withholding tax rate is specified by an applicable income tax treaty. To obtain the benefit of a reduced withholding tax rate under a treaty, a non-U.S. holder generally must provide to us or our paying agent an IRS Form W-8BEN certifying that the non-U.S. holder qualifies for a reduced withholding tax rate. If Class A common stock is held through a foreign partnership or a foreign intermediary, the partnership or intermediary, as well as the partners or beneficial owners, may need to satisfy certification requirements.

    The withholding tax does not apply to dividends paid to a non-U.S. holder that provides to us or our paying agent an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends generally will be subject to regular U.S. income tax as if the non-U.S. holders were a U.S. resident. If the non-U.S. holder is eligible for the benefits of an applicable tax treaty and discloses its reliance on the treaty to the IRS, any effectively connected income will be subject to U.S. federal income tax only if it is attributable to a permanent establishment in the U.S. maintained by the holder. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits for the taxable year, within the meaning of the Code, as adjusted for certain items.

    You may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for refund along with the required information.

Gain on Disposition of Class A Common Stock

    A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

  •
  the gain is effectively connected with the trade or business of the non-U.S. holder in the United States or, if certain tax treaties apply, if the gain is attributable to a permanent establishment maintained by such holder in the U.S. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits, within the meaning of the Code, for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification;

  •
  the non-U.S. holder is an individual, holds the Class A common stock as a capital asset, is present in the United States for 183 or more days during the taxable year of the sale and certain conditions are met; or

  •
  we are or have been a "U.S. real property holding corporation" ("USRPHC") at any time during the shorter of the five-year period preceding the disposition or the period during which the non-U.S. holder holds the Class A common stock. We believe that we are not currently and do not expect to become in the future a USRPHC for U.S. federal income tax purposes.

Information Reporting Requirements and Backup Withholding

    We must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the holder, and the amount of any tax withheld from the payment. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an income tax treaty or agreement.

    Under some circumstances, information reporting and backup withholding is required on distributions on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally is reduced by backup withholding of up to 31%.

    A non-U.S. holder is required to certify its non-U.S. status in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

    U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of Class A common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless in such a case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

Federal Estate Tax

    An individual non-U.S. holder who owns Class A common stock at the time of his or her death, or who had made certain lifetime transfers of an interest in Class A common stock while retaining certain powers, rights or interests in the stock, will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE EFFECT OF ANY U.S., STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, AND ANY APPLICABLE INCOME OR ESTATE TAX TREATY.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated January   , 2002, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown Inc., CIBC World Markets Corp., Salomon Smith Barney and UBS Warburg are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Deutsche Banc Alex. Brown Inc.
CIBC World Markets Corp.
Salomon Smith Barney
UBS Warburg

Total

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to    additional shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

    Credit Suisse First Boston Corporation, one of the underwriters, may be deemed to be our affiliate. The offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

    The selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    In addition, the parties to our amended and restated shareholders' agreement and registration rights agreement have agreed that for a period of 90 days following the date of this prospectus such stockholders will not effect any public sale or distribution, including any sale pursuant to Rule 144, or any successor provision, under the Securities Act, of any of our securities unless the underwriters permit such sales or distributions to be made during such 90-day period.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    Credit Suisse First Boston is an affiliate of DLJ Merchant Banking Partners II, L.P. and certain of its affiliates, which beneficially owns approximately 11.7% of our outstanding common stock. Credit Suisse First Boston Corporation is also an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and DLJ Capital Funding, Inc., each serving as arranger and syndication agent, respectively, under our existing credit facility. Additionally, under our amended and restated shareholders' agreement, DLJ Merchant Banking has the right to nominate one director for election to our board of directors, but the nominee must otherwise be elected in accordance with our restated certificate of incorporation and bylaws. This nominee may be a director, officer, partner, employee or affiliate of DLJ Merchant Banking or Credit Suisse First Boston Corporation. One of our current directors, Andrew Rush, a managing director of DLJ Merchant Banking, was nominated by DLJ Merchant Banking.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misreprestation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

    All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada, and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada, and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed on for us by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters will be passed upon for the underwriters by Latham & Watkins, New York, New York. Certain other legal matters will be passed upon for us by our special FCC counsel, Willkie Farr & Gallagher, Washington, D.C., and our special tax counsel, Davis Wright Tremaine LLP, Seattle, Washington. Summit Law Group, PLLC, Seattle, Washington is also acting as counsel for the selling stockholders in connection with this offering.

EXPERTS

    The consolidated financial statements of Nextel Partners, Inc. and subsidiaries as of and for the years ended December 31, 2000, 1999 and 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-3. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the Operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 000-29633) pursuant to the Exchange Act are incorporated herein by reference:

    1. Our Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 28, 2001;

    2. Our Current Report on Form 8-K, filed on April 12, 2001;

    3. Our Quarterly Report on Form 10-Q for the period ended March 31, 2001 filed on May 11, 2001;

    4. Our Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001;

    5. Our Current Report on Form 8-K, filed on August 17, 2001;

    6. Our Quarterly Report on Form 10-Q for the period ended September 30, 2001, filed on November 13, 2001;

    7. Our Current Report on Form 8-K, filed on December 6, 2001;

    8. The description of our Class A common stock, $0.001 par value per share, and associated rights, contained in our registration statement on Form 8-A, filed on February 22, 2000, including any amendment or report filed for the purpose of updating such description; and

    9. All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

    Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such document. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide upon written or oral request without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the documents which are incorporated in this prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written requests for copies should be directed to Nextel Partners, Inc., Investor Relations, 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is (425) 576-3600.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES

F–1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Nextel Partners, Inc.:

    We have audited the accompanying consolidated balance sheets of Nextel Partners, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nextel Partners, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

    As explained in Note 2 to the financial statements, effective January 1, 2000, the Company changed its method of accounting for equipment revenues, activation fees and related costs.

/s/ Arthur Andersen LLP

Seattle, Washington
January 24, 2001

F–2

NEXTEL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31, 1999	December 31, 2000	September 30, 2001
			(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$154,273	$493,552	$230,673
Short-term investments	239,456	434,794	232,730
Accounts receivable, net of allowance $1,193, $1,398 and $3,643, respectively	7,172	34,912	74,518
Due from Nextel WIP	1,183	—	—
Subscriber equipment inventory	1,695	3,146	3,938
Other current assets	8,519	17,522	11,708
Restricted cash	175,000	—	—

Total current assets	587,298	983,926	553,567

PROPERTY, PLANT AND EQUIPMENT, at cost	268,766	583,956	905,467
Less — accumulated depreciation	(16,543)	(51,254)	(101,050)

Property, plant and equipment, net	252,223	532,702	804,417

OTHER NON-CURRENT ASSETS:
FCC operating licenses, net of accumulated amortization of $718, $3,608 and $7,268, respectively	151,056	245,295	279,719
Debt issuance costs, net of amortization of $2,122, $5,376 and $8,097, respectively, and other assets	22,550	28,961	26,886
Receivable from officer	2,200	2,200	2,200

Total non-current assets	175,806	276,456	308,805

TOTAL ASSETS	$1,015,327	$1,793,084	$1,666,789

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$45,833	$78,805	$86,152
Accrued expenses	12,670	39,518	35,465
Due to Nextel WIP	—	2,100	2,558

Total current liabilities	58,503	120,423	124,175

LONG-TERM OBLIGATIONS
Credit facility — term B and C	325,000	325,000	325,000
14% Senior discount notes due 2009	460,484	342,684	379,361
11% Senior notes due 2010	—	400,000	400,000
Other long-term liabilities	724	7,245	17,532

Total long-term obligations	786,208	1,074,929	1,121,893

Total liabilities	844,711	1,195,352	1,246,068

COMMITMENTS AND CONTINGENCIES (See Note 8)
REDEEMABLE PREFERRED STOCK, Series B redeemable 2010, par value $.001 per share, 12% cumulative annual dividend; 0, 13,110,000 and 13,110,000 shares issued and outstanding	—	27,517	30,098

STOCKHOLDERS' EQUITY
Preferred stock, Series A convertible, par value $.001 per share, 125,834,646, 0 and 0 shares issued and outstanding	21	—	—
Preferred stock, Series B redeemable or convertible to Series C preferred stock 2010, par value $.001 per share, 12% cumulative annual dividend; 13,110,000, 0 and 0 shares issued and outstanding	2	—	—
Preferred stock, Series C convertible, par value $.001 per share, 64,672,626, 0 and 0 shares issued and outstanding	11	—	—
Preferred stock, Series D convertible, par value at $.001 per share, 13,110,000, 0 and 0 shares issued and outstanding	2	—	—
Common stock, Class A, par value $.001 per share, 9,593,328, 165,015,002 and 165,464,615 shares, respectively, issued and outstanding, and paid-in capital	145,420	864,706	865,657
Warrants outstanding	3,847	—	—
Common stock, Class B, par value $.001 per share convertible, 0, 79,056,228 and 79,056,228 shares issued and outstanding, and paid-in capital	—	163,312	163,312
Other paid-in capital	357,028	—	—
Accumulated deficit	(134,966)	(405,773)	(617,909)
Subscriptions receivable from stockholders	(83,048)	(7,411)	—
Deferred compensation	(117,701)	(44,619)	(20,437)

Total stockholders' equity	170,616	570,215	390,623

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,015,327	$1,793,084	$1,666,789

The accompanying notes are an integral part of these consolidated financial statements.

F–3

NEXTEL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except for share and per share amounts)

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)	(unaudited)
REVENUES:
Service revenues (Received from Nextel WIP $0, $8,536, $24,685, $16,311 and $40,478, respectively.)	$3,745	$28,136	$130,125	$78,814	$247,588
Equipment revenues	1,564	4,584	5,745	3,703	9,016

Total revenues	5,309	32,720	135,870	82,517	256,604
OPERATING EXPENSES:
Cost of service revenues (Paid to Nextel WIP $0, $4,922, $20,506, $12,797 and $41,185, respectively.)	6,108	18,807	84,962	51,898	133,287
Cost of equipment revenues	2,935	10,742	26,685	17,995	40,300
Selling, general and administrative (exclusive of stock based compensation expense shown below) (Paid to Nextel WIP $0, $2,831, $3,419, $2,598, and $3,301, respectively)	13,531	34,862	117,975	80,779	149,049
Stock-based compensation	447	27,256	70,144	52,599	23,393
Depreciation and amortization	4,586	12,689	38,044	20,547	53,642

Total operating expenses	27,607	104,356	337,810	223,818	399,671

LOSS FROM OPERATIONS	(22,298)	(71,636)	(201,940)	(141,301)	(143,067)
Other — loss from disposal of assets	—	—	(228)	—	—
Interest expense, net	—	(65,362)	(102,619)	(70,925)	(93,506)
Interest income	—	24,585	63,132	45,838	28,805

LOSS BEFORE INCOME TAX PROVISION	(22,298)	(112,413)	(241,655)	(166,388)	(207,768)
Income tax provision	—	—	—	—	—

LOSS BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(22,298)	(112,413)	(241,655)	(166,388)	(207,768)
Extraordinary item — loss on early retirement of debt	—	—	(23,485)	(23,485)	—
Cumulative effect of change in accounting principle	—	—	—	—	(1,787)

NET LOSS	(22,298)	(112,413)	(265,140)	(189,873)	(209,555)
Mandatorily redeemable preferred stock dividends	—	—	(5,667)	(4,848)	(2,581)

LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(22,298)	$(112,413)	$(270,807)	$(194,721)	$(212,136)

LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED:
Loss before extraordinary item and cumulative effect of change in accounting principle	$—	$(38.18)	$(1.21)	$(0.89)	$(0.86)
Extraordinary item	—	—	(0.12)	(0.12)	—
Cumulative effect of change in accounting principle	—	—	—	—	(0.01)

Net Loss per share attributable to common stockholders	$—	$(38.18)	$(1.33)	$(1.01)	$(0.87)

Weighted average number of shares outstanding	—	2,944,218	203,783,474	191,916,970	244,328,946

The accompanying notes are an integral part of these consolidated financial statements.

F–4

NEXTEL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1998, 1999 and 2000, and the Nine Months Ended September 30, 2001
(dollars in thousands)

	Preferred Stock		Class A Common Stock and Paid-In Capital		Class B Common Stock and Paid-In Capital
							Warrants Outstanding	Other Paid-In Capital	Accumulated Deficit	Subscriptions Receivable	Deferred Compensation
	Shares	Amount	Shares	Amount	Shares	Amount						Totals
BALANCE January 1, 1998	—	$—	—	$—	—	$—	$—	$8,255	$(255)	$—	$—	$8,000
Equity contributions	—	—	—	—	—	—	—	252,506	—	—	—	252,506
Issuance of common stock under restricted stock purchase plan	—	—	9,533,328	1,604	—	—	—	—	—	—	(1,588)	16
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	447	447
Net loss	—	—	—	—	—	—	—	—	(22,298)	—	—	(22,298)

BALANCE December 31, 1998	—	—	9,533,328	1,604	—	—	—	260,761	(22,553)	—	(1,141)	238,671
Issuance of common stock	—	—	60,000	61	—	—	—	—	—	—	(61)	—
Issuance of Series A preferred stock	125,834,646	21	—	—	—	—	—	208,142	—	—	—	208,163
Issuance of warrants	—	—	—	—	—	—	3,847	—	—	—	—	3,847
Subscriptions receivable from stockholders	—	—	—	—	—	—	—	—	—	(157,203)	—	(157,203)
Proceeds from stockholders	—	—	—	—	—	—	—	—	—	52,145	—	52,145
Reclass of other paid-in capital to Preferred Series B, C, and D	—	—	—	—	—	—	—	(133,180)	—	—	—	(133,180)
Issuance of Series B preferred stock	13,110,000	2	—	—	—	—	—	21,848	—	—	—	21,850
Issuance of Series C preferred stock	64,672,626	11	—	—	—	—	—	110,731	—	—	—	110,742
Issuance of Series D preferred stock	13,110,000	2	—	—	—	—	—	22,264	—	—	—	22,266
Return of capital to Nextel WIP	—	—	—	—	—	—	—	(130,900)	—	—	—	(130,900)
Deferred compensation	—	—	—	143,755	—	—	—	—	—	—	(143,755)	—
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	27,256	27,256
Net loss	—	—	—	—	—	—	—	—	(112,413)	—	—	(112,413)
Equity issuance costs	—	—	—	—	—	—	—	(2,638)	—	—	—	(2,638)
Motorola credit	—	—	—	—	—	—	—	—	—	22,010	—	22,010

BALANCE December 31, 1999	216,727,272	36	9,593,328	145,420	—	—	3,847	357,028	(134,966)	(83,048)	(117,701)	170,616
Initial public offering conversion to common stock Series A preferred stock	(125,834,646)	(21)	125,834,646	208,163	—	—	—	(208,142)	—	—	—	—
Series C preferred stock	(64,672,626)	(11)	—	—	64,672,626	110,742	—	(110,731)	—	—	—	—
Series D preferred stock	(13,110,000)	(2)	—	—	13,110,000	22,266	—	(22,264)	—	—	—	—
Series B preferred stock reclassed	(13,110,000)	(2)	—	—	—	—	—	(21,848)	—	—	—	(21,850)
Series B redeemable preferred stock dividend	—	—	—	—	—	—	—	—	(5,667)	—	—	(5,667)
Initial public offering stock issued	—	—	27,025,000	540,500	—	—	—	—	—	—	—	540,500
Net loss	—	—	—	—	—	—	—	—	(265,140)	—	—	(265,140)
Equity issuance costs	—	—	—	(31,223)	—	(5,957)	—	5,957	—	—	—	(31,223)
Deferred compensation — options forfeited	—	—	—	(2,938)	—	—	—	—	—	—	2,938	—
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	70,144	70,144
Subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	75,637	—	75,637
Warrants exercised by stockholders	—	—	2,434,260	3,851	—	—	(3,847)	—	—	—	—	4
Class B common stock issued	—	—	—	—	1,273,602	36,261	—	—	—	—	—	36,261
Stock options exercised	—	—	85,000	142	—	—	—	—	—	—	—	142
Stock issued for employee stock purchase plan	—	—	42,768	791	—	—	—	—	—	—	—	791

BALANCE December 31, 2000	—	—	165,015,002	864,706	79,056,228	163,312	—	—	(405,773)	(7,411)	(44,619)	570,215
Series B redeemable preferred stock dividend	—	—	—	—	—	—	—	—	(2,581)	—	—	(2,581)
Net loss	—	—	—	—	—	—	—	—	(209,555)	—	—	(209,555)
Deferred compensation — options forfeited	—	—	—	(789)	—	—	—	—	—	—	789	—
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	23,393	23,393
Subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	7,411	—	7,411
Stock options exercised	—	—	300,700	531	—	—	—	—	—	—	—	531
Stock issued for employee stock purchase plan	—	—	148,913	1,209	—	—	—	—	—	—	—	1,209

BALANCE September 30, 2001 (unaudited)	—	$—	165,464,615	$865,657	79,056,228	$163,312	$—	$—	$(617,909)	$—	$(20,437)	$390,623

The accompanying notes are an integral part of these consolidated financial statements.

F–5

 NEXTEL PARTNERS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,298)	$(112,413)	$(265,140)	$(189,873)	$(209,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative effect of change in accounting principle	—	—	—	—	1,787
Depreciation and amortization	4,586	12,689	38,044	20,547	53,642
Amortization of debt issuance costs	—	2,122	3,259	2,369	2,721
Interest accretion for senior discount notes	—	44,496	43,128	31,949	32,363
Extraordinary loss on retirement of debt	—	—	23,485	23,485	—
Fair value adjustments of hedges	—	—	—	—	5,956
Stock-based compensation	447	27,256	70,144	52,599	23,393
Gain on deferred sale-leaseback	—	(27)	(314)	(205)	(492)
Loss on disposal of assets	—	—	228	—	2
Change in current assets and liabilities:
Accounts receivable, net	(1,546)	(5,626)	(27,740)	(18,629)	(39,606)
Subscriber equipment inventory	(1,353)	(342)	(1,451)	(4,424)	(792)
Other current assets	(325)	(8,194)	(9,114)	(3,295)	5,762
Accounts payable, accrued expenses and other liabilities	2,300	44,554	6,160	(9,528)	(3,498)
Operating advances due to/(from) Nextel WIP	3,398	(4,581)	3,283	2,545	458

Net cash used in operating activities	(14,791)	(66)	(116,028)	(92,460)	(127,859)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan to officer	—	(2,200)	—	—	—
Capital expenditures	(104,334)	(121,345)	(264,513)	(172,779)	(316,602)
Proceeds from sale of assets	—	2,246	9,259	8,067	7,689
FCC licenses	—	(2,850)	(54,152)	(24,561)	(36,722)
Purchase of short-term investments	—	(239,456)	(195,338)	(439,777)	202,064

Net cash used in investing activities	(104,334)	(363,605)	(504,744)	(629,050)	(143,571)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	16	—	—	—	—
Equity contributions from Nextel WIP	119,125	—	—	—	—
Proceeds from sale of common stock	—	—	540,500	540,500	—
Proceeds from borrowings	—	731,376	400,000	400,000	—
Payment to redeem 14% senior discount notes	—	—	(191,233)	(191,233)	—
Exercise of warrants	—	—	4	4	—
Stock options exercised	—	—	142	139	531
Proceeds from stock issued for employee stock purchase plan	—	—	791	—	1,209
Restricted cash transfer	—	(175,000)	175,000	175,000	—
Proceeds from equity contributions	—	119,740	75,637	62,838	7,411
Return of capital to Nextel WIP	—	(130,900)	—	—	—
Equity costs	—	(2,638)	(31,223)	(31,203)	—
Debt issuance costs	—	(24,650)	(9,567)	(9,292)	(600)

Net cash provided by financing activities	119,141	517,928	960,051	946,753	8,551

NET INCREASE IN CASH AND CASH EQUIVALENTS	16	154,257	339,279	225,243	(262,879)
CASH AND CASH EQUIVALENTS, beginning of period	—	16	154,273	154,273	493,552

CASH AND CASH EQUIVALENTS, end of period	$16	$154,273	$493,552	$379,516	$230,673

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
Contribution of FCC licenses from Nextel Communications, Inc.	$133,380	$8,884	$36,261	$36,261	$—

Accrued debt and equity issuance costs	$3,298	$—	$—	$—	$—

Equipment purchased from Motorola's equity contribution credit	$—	$22,010	$—	$—	$—

Capitalized interest on accretion of senior discount notes	$—	$9,612	$6,820	$6,665	$4,314

Accretion of redeemable preferred stock dividends	$—	$—	$5,667	$4,848	$2,581

CASH PAID FOR INTEREST, net of capitalized amount	$—	$17,302	$43,176	$34,831	$63,555

The accompanying notes are an integral part of these consolidated financial statements.

F–6

NEXTEL PARTNERS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

December 31, 1998, 1999 and 2000 and
Nine Months Ended September 30, 2000 and 2001
(Amounts and disclosures as of and for the nine-month periods ended
September 30, 2000 and 2001 are unaudited)

1.  FORMATION, CAPITALIZATION AND BASIS OF PRESENTATION

Formation

    Nextel Partners, Inc., which together with its subsidiaries is referred to as "Partners" or the "Company," was formed as a shell corporation on July 8, 1998, solely to facilitate the Capitalization Transactions discussed below. From July 8, 1998 to January 29, 1999, the activities of Partners were solely focused on this objective. These activities were funded by Nextel Communications, Inc. and its subsidiaries ("Nextel") through Nextel WIP Corp. ("Nextel WIP"), an indirect wholly owned subsidiary of Nextel, and Eagle River Investments LLC ("Eagle River") through intercompany advances amounting to $3.4 million at December 31, 1998, which were repaid by using proceeds from the Capitalization Transactions. The only common stock issuance of the Partners shell entity in 1998 consisted of issuance of restricted stock to key employees of the Partners shell entity as part of its compensation plan and to Eagle River.

    Prior to January 29, 1999, Nextel formed and began to operate the digital wireless communication service business in upstate New York and Hawaii described in Note 2, which is referred to as the Nextel Carve-Out. The unincorporated operations of the Nextel Carve-Out constitute the Company's business and were contributed to the Company in the Capitalization Transactions.

Initial Capitalization Transactions

    On January 29, 1999, Nextel WIP contributed the Nextel Carve-Out to the Company in exchange for 13,110,000 shares of Series B preferred stock, 52,440,000 shares of Series C preferred stock, 13,110,000 shares of Series D preferred stock and cash of $130.9 million. Simultaneously, the Company sold equity securities in a private placement in the amount of $174.8 million and debt securities in the aggregate principal amount at maturity of $800 million. The equity securities sold consisted of 104,879,826 shares of Series A preferred stock (valued at $170.9 million) and warrants to purchase 2,434,260 shares of Class A common stock for an exercise price of $.00167 per share (valued at $3.8 million). The equity securities were sold in exchange for cash of $52.1 million, an irrevocable cash equity commitment of $104.3 million to be received over the subsequent two-year period and a vendor credit from Motorola, Inc. ("Motorola") of $18.4 million towards the purchase of infrastructure equipment.

    Some of the principal assets used in the Nextel Carve-Out are Federal Communications Commission ("FCC") licenses. To effect the contribution of the business of the Nextel Carve-Out to the Company, Nextel filed for approval with the FCC to transfer to the Company all the rights to the use of and benefits of these licenses. The FCC granted approval to transfer ownership of the Initial Capitalization Transaction licenses on January 21, 2000 from Nextel WIP to the Company.

Expansion and Option Territory Capitalization Transaction

    On September 9, 1999, Nextel Partners Operating Corporation ("OPCO"), a wholly owned subsidiary of Nextel Partners, entered into an Expansion Territory Asset Transfer and Reimbursement Agreement with Nextel WIP to acquire certain assets, properties, rights and interests to be used in connection with the construction and operation of additional territories ("Expansion Territory") for

F–7

$10.6 million. To accomplish the build-out and operation of the Expansion Territory, the Company issued 5,330,142 shares of Series C preferred stock to Nextel WIP having an aggregate implied value of $8.9 million in exchange for the contribution of certain licenses and an extension of an operating agreement governing the build-out of the Network in the Expansion Territory. On March 20, 2000 the FCC granted approval to transfer ownership of the Expansion Territory licenses from Nextel WIP to the Company. Upon receipt of FCC approval, the Frequency Management Agreement expired. The Company also issued Series A and C preferred stock for equity contributions of $50 million. The issuance of Series A preferred stock consisted of 20,954,820 shares (valued at $37.2 million) and Series C preferred stock of 6,902,484 shares (valued at $12.8 million). The equity securities were issued in exchange for cash of $15.5 million, an irrevocable cash equity commitment of $31.0 million to be received over the subsequent two-year period, and a vendor credit from Motorola of $3.6 million towards the purchase of infrastructure equipment. As of December 31, 1999, the Company had used the credit from both the Initial and Expansion Territory Capitalization Transactions in its entirety.

    On September 27, 2000, OPCO entered into an expansion territory asset transfer and reimbursement agreement with Nextel WIP to acquire for approximately $3.4 million certain assets, properties, rights and interests to be used in connection with the construction and operation of additional territories (the "Option Territory"). As part of this expansion, the company issued to Nextel WIP 1,273,602 shares of Class B common stock having an aggregate value of $36.3 million in exchange for the contribution of certain licenses and an extension of an operating agreement governing the build-out of the Nextel Digital Mobile Network in the new expansion territory.

Initial Public Offering Capitalization Transactions

    In January 1999, the Board of Directors of the Company authorized the filing of a registration statement with the Securities and Exchange Commission (the "SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). On January 27, 2000 the Company filed a registration statement with the SEC to sell 27,025,000 shares of Class A common stock, which became effective February 22, 2000. With the consummation of the IPO on February 25, 2000, all the outstanding shares of the Company's Series A preferred stock automatically converted into 125,834,646 shares of Class A common stock and all the outstanding Company's Series C and D preferred stock automatically converted into 77,782,626 shares of Class B common stock. In addition, the Series B redeemable preferred stock held by Nextel WIP became subject to mandatory cash redemption 375 days after February 1, 2009. The Series B preferred stock, plus accrued dividends, was reclassified from stockholder's equity to the section of the balance sheet between liabilities and stockholder's equity. Simultaneously, an adjustment was made to the accumulated deficit representing the 12% dividend accrued from the time of issuance to the closing date of the IPO.

F–8

    The following summarizes the number of shares and dollar amount issued as part of the Initial, Expansion, IPO and Option Capitalization Transactions described above.

	Shares Issued	Equity Contributions
		(in thousands)
Common–Class A (Series A preferred stock converted)	125,834,646	$208,163
Common–Class A (IPO — public shareholders)	27,025,000	$540,500
Common–Class B (Series C preferred stock converted)	64,672,626	$110,742
Common–Class B (Series D preferred stock converted)	13,110,000	$22,266
Common–Class B (Option Territory — September 27, 2000)	1,273,602	$36,261
Subscriptions Receivable (Initial Transaction)	—	$(157,203)
Warrants to purchase Class A common shares issued for a purchase price of $.00167 per share	2,434,260	$3,847

    Approximately $34 million of issuance costs were charged to equity as part of the Capitalization Transactions.

Warrants Exercised

    On May 2 and June 5, 2000, two of the Company's stockholders exercised their warrants that totaled 1,245,822 and 1,188,438 shares, respectively, to purchase the same number of Class A common shares for a purchase price of $.00167 per share. As of September 30, 2000 all outstanding warrants had been exercised.

Subscriptions Receivable

    During 1999 and 2000 stockholders contributed $74.2 million and $75.6 million, respectively, and $7.4 million for the nine months ended September 30, 2001, related to commitments and pre-funding of commitments. As of September 30, 2001, all irrevocable commitments from our current stockholders to contribute additional capital have been fulfilled.

    The following chart reflects ownership by major shareholders as of September 30, 2001.

Major Shareholder	Class of Stock	Voting %	Equity %
Nextel WIP	Common–Class B	32.33%	31.28%
Public Stockholders	Common–Class A	15.85%	15.33%
DLJ Merchant Banking Partners II, LP and affiliates ("DLJ Merchant Banking")	Common–Class A	11.67%	11.29%
Madison Dearborn Capital Partners II, LP	Common–Class A	11.13%	10.77%
Eagle River Investments, LLC	Common–Class A	7.97%	7.72%
Motorola, Inc.	Common–Class A	5.35%	5.17%
Management Stockholders	Common–Class A	4.08%	3.94%

F–9

Basis of Presentation

    In substance, the Capitalization Transactions on January 29, 1999 constituted (1) the incorporation of the Nextel Carve-Out, (2) the formal assumption by the Nextel Carve-Out of Partners' liabilities, (3) a $130.9 million distribution to Nextel WIP, and (4) sales of Nextel Carve-Out securities to outsiders in exchange for cash and irrevocable commitments. Accordingly, the accompanying financial statements reflect the accounts of the Nextel Carve-Out at Nextel WIP's historical cost basis for all periods presented. These accounts include Nextel WIP's cost basis in the FCC licenses discussed above, as all of the rights to the use of and the benefits of ownership of the FCC licenses were held by the Nextel Carve-Out prior to the Capitalization Transactions. In the Capitalization Transactions, the rights to the use of and the benefits of the FCC licenses were transferred to the Company through the Frequency Management Agreement in exchange for the issuance of preferred stock to Nextel WIP for $133.2 million. Since the Frequency Management Agreement is analogous to a capital lease, the cost basis of the FCC licenses continue to be reflected in the Company's accounts in a manner similar to the accounting for a capital lease under Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases." The accompanying financial statements also include the accounts of Partners prior to the Capitalization Transactions, as Nextel WIP funded the operations of Partners and they were incurred for the benefit of the Nextel Carve-Out, and Partners had no substance apart from the Nextel Carve-Out.

    The accompanying financial statements also reflect the acquisition of the Expansion Territory for $10.6 million from Nextel WIP and related Capitalization Transactions on September 9, 1999, the Initial Public Offering Capital Transactions consummated on February 25, 2000, and the acquisition of the Option Territory for $3.4 million from Nextel WIP and related Capitalization Transactions on September 27, 2000.

2.  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

    The Company provides a wide array of digital wireless communications services throughout the United States, primarily to business users, utilizing frequencies licensed by the FCC. The Company's operations are primarily conducted by OPCO, a wholly owned subsidiary of the Company. Substantially all of the assets, liabilities, operating losses and cash flows of the Company are within OPCO and its wholly owned subsidiaries.

    The Company's digital network ("Nextel digital mobile network") has been developed with advanced mobile communication systems employing digital technology with a multi-site configuration permitting frequency reuse utilizing digital technology developed by Motorola (such technology is referred to as the "integrated Digital Enhanced Network" or "iDEN"). The Company's principal business objective is to offer high-capacity, high-quality, advanced communication services in its territories throughout the United States targeted towards mid-sized and tertiary markets. Various operating agreements entered into by subsidiaries of the Company and Nextel WIP (see Note 11) provide for support services to be provided by Nextel WIP, as required.

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Interim Financial Statement Presentation

    Our interim financial statements for the nine-month periods ended September 30, 2000 and 2001 have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes contained in our Form 10 K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 28, 2001.

    The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for the fair presentation of the results of the interim periods. The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

Concentration of Risk

    The Company believes that the geographic and industry diversity of its customer base minimizes the risk of incurring material losses due to concentration of credit risk.

    The Company is a party to certain equipment purchase agreements with Motorola (see Note 11). For the foreseeable future the Company expects that it will need to rely on Motorola for the manufacture of a substantial portion of the infrastructure equipment necessary to construct and make operational its digital mobile network as well as for the provision of digital mobile telephone handsets and accessories.

    As previously discussed, the Company is reliant on Nextel WIP for the provision of certain services. For the foreseeable future, the Company will need to rely on Nextel WIP for the provision of these services, as the Company will not have the infrastructure to support those services.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

    The consolidated financial statements include the accounts of Partners and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

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Net Loss per Share

    In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing loss attributable to common stockholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares of common stock issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). As presented, basic and diluted loss per share are equal since common equivalent shares are excluded from the calculation of diluted earnings per share as their effects are antidilutive due to our net losses. The Company has not had any issuances or grants for nominal consideration as defined under Staff Accounting Bulletin 98. For the year ended December 31, 2000, and the nine months ended September 30, 2000 and 2001, approximately 8.5 million, 5.0 million and 8.2 million stock options, respectively, were excluded from the calculation of common equivalent shares, as their effects are antidilutive.

    The basic and diluted net loss per share for the year ended December 31, 2000 is computed based on the weighted average number of shares. The weighted average number of shares for the year ended December 31, 2000 does not represent a complete reporting period since the IPO was consummated on February 25, 2000. In addition, net loss attributable to common stockholders increased by the amount of the accrued dividend on the Series B redeemable preferred stock. Per share information is not included for periods prior to 1999 because the capitalization transactions that occurred on January 29, 1999 substantially altered the capital structure.

Cash and Cash Equivalents

    Cash equivalents include time deposits and highly liquid investments with remaining maturities of three months or less at the time of purchase.

Short-term Investments

    Marketable debt securities and certificates of deposit with original purchase maturities greater than three months are classified as short-term investments. Marketable debt securities include corporate commercial paper, which the Company holds to maturity. These securities have been designated by the Company as held-to-maturity securities and are valued on the Company's balance sheet at amortized cost. Short-term investments consist of the following:

	December 31,
	1999	2000
	(in thousands)
Commercial Paper	$224,062	$356,342
U.S. Treasuries	15,394	78,452

Total Short-Term Investments	$239,456	$434,794

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    The contractual maturities for the commercial paper were an average of approximately six months during 1999 and 2000. For the U.S. Treasuries, contractual maturities were an average of eleven and six months during 1999 and 2000, respectively.

Restricted Cash

    Restricted cash reflects the cash collateral account maintained under the credit facility equal to the $175.0 million borrowings outstanding at December 31, 1999 under one of the Company's term loans. On January 21, 2000 the restricted cash was made available to use since the FCC approved the transfer of control of the initial FCC licenses to the Company from Nextel WIP that were acquired on January 29, 1999.

Supplemental Cash Flow Information

    The following table presents capital expenditures including the amounts that were accrued or financed (see Note 1—Motorola credit) and adjustments for non-cash capitalized interest:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
	(in millions)
Capital expenditures	$98.0	$153.9	$312.8	$196.1	$314.0
Capitalized interest	6.3	4.2	9.8	9.4	7.7
Less: Non-cash capitalized interest	—	(2.9)	(4.3)	(4.4)	(2.9)
Less: Accrued or financed capital expenditures	—	(33.9)	(53.8)	(28.3)	(2.2)

Capital expenditures (reported)	$104.3	$121.3	$264.5	$172.8	$316.6

    The following table presents acquisition of FCC licenses including the amounts that were accrued and adjustments for non-cash capitalized interest:

	For the Year Ended December 31,
	1998	1999	2000
	(in millions)
FCC licenses acquired	$133.4	$8.9	$91.2
Capitalized interest	—	9.5	5.9
Less: FCC licenses contributed from Nextel WIP	(133.4)	(8.9)	(36.3)
Less: Non-cash capitalized interest	—	(6.7)	(2.5)
Less: Accrued FCC licenses	—	—	(4.1)

FCC licenses (reported)	$—	$2.8	$54.2

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Subscriber Equipment Inventory

    Subscriber equipment is valued at the lower of cost or market. Cost for the phone equipment is determined by the first-in, first-out method. Cost for related accessories is determined by the weighted average method.

Property, Plant and Equipment

    Property, plant and equipment, including improvements that extend useful lives, are recorded at cost, while maintenance and repairs are charged to operations as incurred. Depreciation and amortization are computed using the straight-line method based on estimated useful lives of three to ten years for equipment and three to seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements.

    Construction in progress includes labor, material, transmission and related equipment, engineering, site design, interest and other costs relating to the construction of the Nextel digital mobile network.

Sale-Leaseback Transactions

    On October 13, 1999, the Company signed a Letter of Agreement by and among Nextel and some of its subsidiaries and Spectrasite Holdings, Inc. and some of its subsidiaries to transfer specified telecommunication towers and related assets to Spectrasite for cash. Subsequently, the Company leased space on the telecommunication towers from Spectrasite pursuant to a master lease agreement. During 1999 and 2000 the Company received cash proceeds of approximately $2.2 million and $9.3 million, respectively, and $8.1 million and $7.7 million for the nine months ended September 30, 2000 and 2001, respectively, for the assets sold to Spectrasite Holdings, Inc. and other such companies. These sale-leaseback transactions are accounted for as real estate lease agreements and normal sales- leasebacks. Any gain recognized on the sale of assets is deferred and amortized over the life of the lease.

Capitalized Interest

    The Company's wireless communications systems and FCC operating licenses represent qualifying assets pursuant to SFAS No. 34, "Capitalization of Interest Cost." The Company capitalized interest of approximately $6.3 million during 1998, $13.7 million during 1999 and $15.7 million during 2000.

FCC Licenses

    FCC operating licenses are recorded at historical cost and are amortized using the straight-line method based on estimated useful lives of 40 years. The Company's FCC licenses and the requirements to maintain the licenses are similar to other licenses granted by the FCC, including Personal Communications Services ("PCS") and cellular licenses in that they are subject to renewal after the initial 10-year term. Historically, the renewal process associated with these FCC licenses has been perfunctory. The accounting for these licenses has historically not been constrained by the renewal and operational requirements. Amortization begins with the commencement of service to customers in a particular market. Amortization expense of approximately $200,000, $518,000, $2.9 million, $1.7 million and $3.7 million was recorded for the years ended December 31, 1998, 1999 and 2000, and the nine-months ended September 30, 2000 and 2001, respectively.

F–14

    During 1998, 1999 and 2000, the Company acquired approximately $133.4 million, $8.9 million and $91.2 million of FCC licenses, respectively, excluding capitalized interest. Of the total amount acquired during these years, Nextel WIP contributed FCC licenses of $133.4 million in 1998 as part of the Initial Capitalization transaction, $8.9 million in 1999 as part of the Expansion Territory transaction and $36.3 million in 2000 as part of the Option Territory transaction in exchange for Class B common stock. The remaining $50.8 million during 2000 were payments made to acquire FCC licenses through separate cash deals or auctions. For additional information regarding FCC licenses acquired and adjustments for non-cash capitalized interest, refer to the Supplemental Cash Flow Information in Note 2.

Long-Lived Assets

    The Company's long-lived assets consist principally of property, plant and equipment and FCC licenses. It is the Company's policy to assess impairment of long-lived assets pursuant with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This includes determining if certain factors have occurred, including significant decreases in the market value of certain assets, significant changes in the manner in which an asset is used, significant changes in the legal climate or business climate that could affect the value of an asset, or current period or continuing operating or cash flow losses or projections that demonstrate continuing losses associated with certain assets used for the purpose of producing revenue. Thus far, management believes none of these factors have occurred.

Interest Rate Risk Management

    The Company uses derivative financial instruments consisting of interest rate swap and interest rate protection agreements in the management of its interest rate exposures. In April 1999 and 2000, the Company entered into an interest rate swap agreement for $60 million and $50 million, respectively, to partially hedge interest rate exposure with respect to its $325 million term loans. This interest rate swap agreement has the effect of converting certain of the Company's variable rate obligations to fixed or other variable rate obligations. Amounts paid or received under the interest rate swap agreement are accrued as interest rates change and are recognized over the life of the swap agreement as an adjustment to interest expense. The fair value of the swap agreement is not recognized in the consolidated financial statements, since the swap agreement meets the criteria for hedge accounting prior to adoption of SFAS 133.

    On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138. These statements establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at fair value. The statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met, the changes in a derivative's fair value (for a cash flow hedge) are deferred in stockholders' equity as a component of comprehensive income. These deferred gains and losses are recognized as income in the period in which the hedge item and hedging instrument are settled. The ineffective portions of hedge returns are recognized as earnings. In accordance with SFAS 133, these

F–15

swap agreements have been designated as ineffective cash flow hedges. Initial adoption resulted in the recording of an additional liability of $1.8 million, with the offset recorded as a cumulative effect of change in accounting principle. The hedges are included in other long-term liabilities on the balance sheet. For the nine months ended September 30, 2001, the Company recorded a non-cash, non-operating charge of $7.7 million related to the market value of interest rate swap agreements, of which $1.8 million has been reflected as a cumulative effect of change in accounting principle, and the remainder has been reflected in interest expense.

    The Company will not use financial instruments for trading or other speculative purposes, nor will it be a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management. The Company will be exposed to credit loss in the event of nonperformance by the counterparties. This credit risk is minimized by dealing with a group of major financial institutions with which the Company has other financial relationships. The Company does not anticipate nonperformance by these counterparties.

Revenue Recognition

    Revenue net of customer discounts and rebates is recognized for airtime and other services over the period earned. Certain of the Company's digital equipment sales are made through independent distributors under agreements allowing rights of return on merchandise unsold by the distributors. Through 1999, the Company defers recognition of such sales until the distributors sell the merchandise.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements," effective January 1, 2000, which gives guidance on the conditions that must be met before revenue is recognized. During December 2000 the Company changed its revenue recognition policy for activation fees (included in service revenues) and equipment (phones) revenues in accordance with SAB 101. Under this new policy, the Company's activation fees and phone revenues are deferred and recognized over three years, the expected life of the customer relationship. The decision to defer these revenues is based on the conclusion that the service contract and the phone revenue are multiple element arrangements or earnings processes that should not be separated. In other words, the service contract is essential to the functionality of the phone. Concurrently, the related costs for the phone equipment are deferred to the extent of deferred revenues, resulting in no change to EBITDA or net loss. The direct and incremental phone costs in excess of revenues generated from phone sales are expensed immediately as the amounts exceed our minimum contractual revenue.

F–16

    The following table shows the results reported for 2000 and the impact of SAB 101 if the accounting policy had not been implemented along with reported results for 1999 and the pro forma if SAB 101 had been in effect for 1999.

	For the Year Ended December 31, 2000		For the Year Ended December 31, 1999
	Reported	Pre-SAB 101	Reported	Pro Forma
Revenues:
Service revenues	$130,125	$31,480	$28,136	$28,066
Equipment revenues	5,745	20,329	4,584	1,676

Total revenues	$135,870	$151,809	$32,720	$29,742

Operating expenses:
Cost of equipment revenues	$26,685	$42,624	$10,742	$7,764

EBITDA	$(93,752)	$(93,752)	$(31,691)	$(31,691)

    The following table shows previously reported and restated quarterly results for 2000 for the impact of SAB 101 and the change in accounting principle to defer recognition of revenue and related expenses for activation fees and phone revenues. In addition, Note 12, Quarterly Financial Data, shows a reconciliation of reported results to restated and pro forma results for 1999 and 2000 for SAB 101.

	1st Quarter 2000 (in thousands)		2nd Quarter 2000 (in thousands)		3rd Quarter 2000 (in thousands)
	Reported	Restated	Reported	Restated	Reported	Restated
Revenues:
Service revenues	$14,983	$14,795	$25,716	$25,321	$39,081	$38,698
Equipment revenues	3,526	706	5,997	1,191	6,036	1,806

Total revenues	$18,509	$15,501	$31,713	$26,512	$45,117	$40,504

Operating expenses
Cost of equipment revenues	$6,458	$3,450	$11,360	$6,159	$12,999	$8,386

Loss attributable to common stockholders	$(55,156)	$(55,156)	$(80,062)	$(80,062)	$(59,503)	$(59,503)

    Since the net loss impact of this change in accounting principle was $0, there is no cumulative effect recorded.

Advertising Costs

    Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising costs totaled approximately $1.5 million, $3.0 million and $15.2 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Debt Issuance Costs

    In relation to the issuance of long-term debt discussed in Note 5, the Company has incurred a total of $1.3 million, $24.6 million and $34.2 million in deferred financing costs as of December 31,

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1998, 1999 and 2000, respectively. In connection with the issuance of the 11% senior notes issued on March 10, 2000 and July 27, 2000, discussed in Note 5, the Company incurred a total of $9.5 million in deferred financing costs of which $400,000 relates to amending the Amended and Restated Credit Agreement for the Term B and C loans in order to issue these senior notes. These debt issuance costs will be amortized over the terms of the underlying obligation using the effective interest rate method. For the years ended December 31, 1999 and 2000, $2.1 million and $3.3 million of debt issuance costs, respectively, were amortized and included in interest expense. For 1998, no debt issuance costs were amortized.

Stock Based Compensation

    As allowed by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company has chosen to account for compensation cost associated with its stock compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and comply with the disclosure provisions of SFAS 123. For the years ended December 31, 1998 and 1999, compensation expense under SFAS 123 and APB Opinion No. 25 were substantially identical.

Income Taxes

    Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

Segment Reporting

    The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") during 1998. SFAS 131 requires companies to disclose certain information about operating segments. Based on the criteria within SFAS 131, the Company has determined that it has one reportable segment, wireless services.

Reclassifications

    Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

    In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization

F–18

approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles exceeds fair value. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS Nos. 141 and 142.

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (effective for the Company on January 1, 2003). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 143.

    In August 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (effective for the Company as of January 1, 2002). This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and other related accounting guidance. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 144.

3.  PROPERTY AND EQUIPMENT

	December 31,
			September 30, 2001
	1999	2000
	(in thousands)
Building and improvements	$1,082	$2,774	$3,487
Equipment	171,567	443,043	654,080
Furniture and fixtures	5,128	21,641	27,401
Less — accumulated depreciation and amortization	(16,543)	(51,254)	(101,050)

Subtotal	161,234	416,204	583,918
Construction in progress	90,989	116,498	220,499

Total property and equipment	$252,223	$532,702	$804,417

4.  ACCRUED LIABILITIES

	December 31,
	1999	2000
	(in thousands)
Accrued interest	$1,441	$14,498
Accrued payroll and related	3,106	9,843
Accrued network and interconnect	1,742	6,450
Other accrued expenses	6,381	8,727

Total accrued liabilities	$12,670	$39,518

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5.  LONG-TERM DEBT

	December 31,
			September 30, 2001
	1999	2000
	(in thousands)
14% Senior Redeemable Discount Notes due 2009, net of unamortized discount of $339.5 million at December 31, 1999, $177.3 million at December 31, 2000 and $140.6 million at September 30, 2001	$460,484	$342,684	$379,361
11% Senior Notes due 2010, interest payable semiannually in cash and in arrears	—	400,000	400,000
Bank Credit Facility — Term B Loan, interest at Company's option, calculated on Administrative Agent's alternate base rate or reserve adjusted London Interbank Offered Rate ("LIBOR")	175,000	175,000	175,000
Bank Credit Facility — Term C Loan, interest at Company's option, calculated on Administrative Agent's alternate base rate or reserve adjusted LIBOR	150,000	150,000	150,000

Total long-term debt	$785,484	$1,067,684	$1,104,361

Senior Redeemable Discount Notes

    On January 29, 1999, the Company completed the issuance of Senior Redeemable Discount Notes due 2009 (the "1999 Notes"). The aggregate accreted value of the 1999 Notes was to increase from $406.4 million at issuance at a rate of 14%, compounded semi-annually to a final accreted value equal to a principal amount at maturity of $800 million. On April 18, 2000 the Company redeemed 35% of the 1999 Notes for approximately $191.2 million, net of an extraordinary loss of approximately $23.5 million for early retirement of debt. The redemption was made with some of the proceeds received by the Company from its initial public offering of Class A common stock. The remaining aggregate accreted value of the 1999 Notes will increase at a rate of 14%, compounded semi-annually to a final accreted value equal to a principal amount at maturity of $520 million. Thereafter, the 1999 Notes bear interest at a rate of 14% per annum payable semi-annually in arrears.

    The 1999 Notes represent senior unsecured obligations of the Company, and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The 1999 Notes are effectively subordinated to (i) all secured obligations of the Company, including borrowings under the bank credit facility, to the extent of assets securing such obligations and (ii) all indebtedness including borrowings under the bank credit facility and trade payables of OPCO.

    The 1999 Notes contain certain covenants that limit, among other things, the ability of the Company to: (i) pay dividends, redeem capital stock or make certain other restricted payments or investments, (ii) incur additional indebtedness or issue preferred equity interests, (iii) merge, consolidate or sell all or substantially all of its assets, (iv) create liens on assets, and (v) enter into certain transactions with affiliates or related persons. As of September 30, 2001, the Company was in compliance with applicable covenants.

F–20

    The 1999 Notes are redeemable at the option of the Company, in whole or in part, any time on or after February 1, 2004 in cash at the redemption price on that date, plus accrued and unpaid interest and liquidated damages if any, at the date of liquidation.

Bank Credit Facility

    On January 29, 1999, the Company, through OPCO, entered into a credit facility ("Term B Loan") with a syndicate of banks and other financial institutions led by Donaldson, Lufkin and Jenrette Securities Corporation, as arranger ("DLJSC"), and DLJ Capital Funding, Inc., as syndication agent ("DLJ Capital"). The Term B Loan includes a $175 million term loan facility and initially, a $100 million revolving credit facility. The Term B Loan has a maturity of nine years. The revolving credit facility terminates eight years from the initial funding.

    On September 9, 1999, the Company, through OPCO, entered into an Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement") with a syndicate of banks and other financial institutions with DLJ Capital Funding, Inc., as syndication agent. The parties agreed to amend and restate in its entirety the credit agreement to, among other things, obtain from certain of the Lenders an additional term loan commitment ("Term C Loan") in the maximum aggregate principal amount of $150.0 million. The Term C Loan facility has a maturity of nine years.

    The Term B and Term C Loans bear interest, at the option of the Company, at the administrative agent's alternate base rate or reserve-adjusted LIBOR plus, in each case, applicable margins. The applicable margin for the Term B Loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. For the revolving credit facility, which is part of Term B Loan, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA as adjusted is positive at which time the applicable margin will be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA as adjusted and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over the base rate. The applicable margin for the Term C Loan is 4.25% over LIBOR and 3.25% over the base rate.

    The Company pays a commitment fee calculated at a rate equal to 2.00% per annum, calculated on the daily average unused commitment under the revolving credit facility (whether or not then available). Such fee is payable quarterly in arrears. The commitment fee is subject to reduction based on utilization of the revolving credit facility. Prior to the date on which the Company's portion of the Nextel digital mobile network is substantially complete and operations and services are offered to customers over a minimum coverage area, loans under the revolving credit facility will be made subject to satisfaction of certain financial covenants and certain build-out covenants.

    The Term B and C Loans are subject to mandatory prepayment: (i) with 100% of the net cash proceeds from the issuance of debt, subject to certain exceptions, (ii) with 100% of net cash proceeds of asset sales, subject to certain exceptions, (iii) with 50% of the Company's excess cash flow (as defined), (iv) with 50% of the net cash proceeds from the issuance of equity at any time after the fifth anniversary of the credit facility, and (v) with 100% of net casualty proceeds, subject to certain exceptions.

F–21

    The Company's obligations under the Term B and C Loans are secured by a first-priority perfected lien on all property and assets, tangible and intangible, of the Company's subsidiaries including a pledge of the capital stock of all the Company's subsidiaries. The Company and its subsidiaries guarantee the obligations of OPCO under the Term B and C Loans. Such guarantee will only be recourse to the Company's pledge of all of the outstanding capital stock of the Company's subsidiaries to secure the obligations of the Company under the Term B and C Loans.

    The Term B and C Loans contain covenants and restrictions on the ability of the Company to engage in certain activities, including but not limited to: (i) limitations on the incidence of liens and indebtedness, (ii) restrictions on sale lease-back transactions, consolidations, mergers, sale of assets, capital expenditures, transactions with affiliates and investments and (iii) severe restrictions on dividends, and other similar distributions.

    Additionally, the Term B and C Loans contain financial covenants requiring the Company to maintain (i) certain defined ratios of senior debt and total debt to EBITDA (net loss before interest expense, interest income, depreciation, amortization and deferred compensation expense) as adjusted, (ii) a minimum interest coverage ratio, (iii) a minimum fixed charge coverage ratio, (iv) a maximum leverage ratio and (v) minimum service revenues, subscriber units and covered population equivalents. As of September 30, 2001, the Company was in compliance with all of its required covenants.

11% Senior Notes

    On March 10, 2000 the Company issued $200 million in aggregate principal amount 11% Senior Notes due 2010, and on July 27, 2000 issued an additional $200 million of 11% Senior Notes, each in a private placement (the "2000 Notes"). The Company exchanged the 2000 Notes issued in March and July for registered notes having the same financial terms and covenants. Interest will accrue for the 2000 Notes at the rate of 11% per annum, payable semiannually in cash in arrears on March 15 and September 15 of each year, and commenced on September 15, 2000.

    The 2000 Notes represent senior unsecured obligations of the Company, and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The 2000 Notes are effectively subordinated to (i) all secured obligations of the Company, including borrowings under the bank credit facility, to the extent of assets securing such obligations and (ii) all indebtedness including borrowings under the bank credit facility and trade payables of OPCO.

F–22

    The 2000 Notes contain certain covenants that limit, among other things, the ability of the Company to: (i) pay dividends, redeem capital stock or make certain other restricted payments or investments, (ii) incur additional indebtedness or issue preferred equity interests, (iii) merge, consolidate or sell all or substantially all of its assets, (iv) create liens on assets and (v) enter into certain transactions with affiliates or related persons. As of September 30, 2001, the Company was in compliance with all of its required covenants.

    The 2000 Notes are redeemable at the option of the Company, in whole or in part, any time on or after March 15, 2005 in cash at the redemption price on that date, plus accrued and unpaid interest and liquidated damages if any, at the date of liquidation. In addition, prior to March 15, 2003, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount at maturity of the 2000 Notes originally issued at a redemption price equal to 111% of the principal amount of the notes redeemed, plus accrued and unpaid interest and liquidated damages if any, with the net cash proceeds of one or more public equity offerings; provided that at least 65% of the 2000 Notes originally issued remains outstanding immediately after the occurrence of such redemption.

Future Maturities of Long-Term Debt

    Based on the debt issued on January 29, 1999, September 9, 1999, March 10, 2000 and July 27, 2000, as discussed above, the scheduled annual maturities of long-term debt outstanding as of December 31, 2000, under existing long-term debt agreements are as follows (in thousands):

2001	$—
2002	—
2003	1,688
2004	3,250
2005	3,250
Thereafter	1,236,812

1,245,000
Less — unamortized discount	(177,316)

$1,067,684

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The Company used quoted market prices to derive its

F–23

estimates for the 1999 Notes and the 2000 Notes. For the redeemable preferred stock fair values were estimated using a discounted cash flow analysis.

	For the Year Ending December 31,
	1999		2000
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in millions)
Long-term Debt:
14% Senior Notes	$460.5	$536.0	$342.7	$374.4
11% Notes	—	—	$400.0	$400.0
Bank term B loan	$175.0	$175.0	$175.0	$175.0
Bank term C loan	$150.0	$150.0	$150.0	$150.0
Redeemable Preferred Stock	—	—	$27.5	$32.5

7.  INCOME TAXES

    Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	1999	2000
Deferred tax assets:
Operating loss carryforwards	$39,138	$145,233
Intangibles	6,781	2,705
Deferred compensation	—	8,323
Other	441	3,070
Valuation allowance	(37,664)	(120,704)

	8,696	38,627
Deferred tax liabilities:
Property, plant and equipment	(8,696)	(38,627)
Other	—	—

Net deferred tax liability	$—	$—

    At December 31, 1999, the Company had approximately $111.6 million of consolidated net operating loss ("NOL") carryforwards for federal income tax purposes expiring through 2019. At December 31, 2000, the Company had approximately $392.5 million of consolidated NOL carryforwards for federal income tax purposes through 2020, based on actual tax returns filed through 1999 and actual estimates prepared for December 31, 2000. At December 31, 1999 and 2000, the Company recorded a valuation allowance of approximately $37.7 million and $120.7 million, respectively. The increase of approximately $83.0 million in the valuation allowance between years is due to available objective evidence would have created sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors primarily would have included anticipated recurring operating losses resulting from the development of the Company's business.

F–24

    The difference between the statutory tax rate of approximately 37% (35% federal and 2% state, net of federal benefits) and the tax benefit of zero disclosed above by the Company is primarily due to the Company's full valuation allowance against the net deferred tax assets. The Company's ability to utilize the NOL in any given year may be limited by certain events, including a significant change in ownership interest.

8.  COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

    The Company leases various cell sites, equipment and office facilities under operating leases. Leases for cell sites are typically five years with renewal options. Office facilities and equipment are leased under agreements with terms ranging from one month to 20 years. The leases normally provide for the payment of minimum annual rentals and certain leases include provisions for renewal options of up to five years.

    For years subsequent to December 31, 2000, future minimum payments for all operating lease obligations that have initial noncancellable lease terms exceeding one year are as follows (in thousands):

2001	$24,343
2002	25,307
2003	22,447
2004	17,796
2005	6,978
Thereafter	34,571

$131,442

    Total rental expense for the years ended December 31, 1998, 1999 and 2000 was approximately $3 million, $9.7 million and $25.7 million, respectively.

Regulatory Matters

    The FCC issues Specialized Mobile Radio ("SMR") licenses on both a site-specific and wide-area basis. Each license enables SMR carriers to provide service either on a site-specific basis, in specific 800 MHz Economic Areas ("EA") or 900 MHz Metropolitan Trading Areas ("MTA") in the United States. Currently, SMR licenses are issued for a period of 10 years, and are subject to certain construction and operational requirements.

    The FCC granted approval to transfer ownership of the Initial Capitalization Transaction licenses on January 21, 2000 from Nextel WIP to the Company. Pursuant to this event the cash collateral account (restricted cash) established by the Company to maintain a balance equal to the amounts outstanding under the Term B credit facility was made available.

F–25

    On March 20, 2000, the FCC granted approval of the transfer from Nextel WIP to the Company of ownership of the Expansion Territory licenses acquired from Nextel WIP by the Company on September 9, 1999.

    In November 2000 the application to transfer ownership of the Option Territory licenses acquired on September 27, 2000 from Nextel WIP to us was completed. The FCC granted approval of our change control application on March 27, 2001, and on May 18, 2001 the Option Territory licenses were transferred from Nextel WIP to us.

    The FCC has routinely granted license renewals providing the licensees have complied with applicable rules, policies and the Communications Act of 1934, as amended. The Company believes that it has met and will continue to meet all requirements necessary to secure the retention and renewal of its SMR licenses subsequent to the FCC approved transfer of the licenses from Nextel WIP.

9.  CAPITAL STOCK AND STOCK RIGHTS

    Prior to the Company's initial public offering, pursuant to the Restated Certificate of Incorporation, the Company had the authority to issue 1,020 million shares of capital stock, divided into five classes as follows: (i) 600 million shares of common stock, par value, $.001 per share; (ii) 150 million shares of Series A convertible preferred stock, par value $.001 per share; (iii) 150 million shares of Series B redeemable or convertible preferred stock, par value $.001 per share; (iv) 90 million shares of Series C convertible preferred stock, stated value $.001 per share; and (v) 30 million shares of Series D convertible preferred stock, par value, $.001 per share. The number of authorized shares described above changed upon the filing of a Restated Certificate of Incorporation immediately prior to consummation of the initial public offering on February 25, 2000. Upon this filing the Company has the authority to issue 713,110,000 shares of capital stock, divided into four classes as follows: (i) 500 million shares of Class A common stock, par value $.001 per share; (ii) 100 million shares of Class B convertible common stock, par value $.001 per share; (iii) 13,110,000 shares of Series B preferred stock, par value $.001 per share; and (iv) 100 million shares of other preferred stock.

    The following is a summary description of the Company's capital stock.

Common Stock

    The holders of common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Holders of common stock are entitled to share equally, share for share, if dividends are declared on common stock, whether payable in cash, property or securities.

    Class A Common Stock—Under certain circumstances, shares of Class A common stock and securities convertible into Class A common stock (other than Class B common stock) are callable at the option of Nextel WIP or may be put to Nextel WIP at the option of the holders.

    Class B Common Stock—Shares of Class B common stock are convertible at any time at the option of the holder into an equal number of shares of Class A common stock upon a transfer by Nextel or Nextel WIP to a third party who is not a holder of Class B common stock.

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    Ranking—With respect to rights on liquidation, dissolution or winding up the order of preference is as follows:

  1.
  the Series B preferred stock;

  2.
  the Class A and Class B common stock.

The holders of Series B preferred stock do not have any voting rights other than to approve mergers or consolidations adverse to the rights of holders of such securities.

    Series A Preferred Stock—Each share of Series A Preferred Stock was convertible into one share of Class A common stock at any time. Each share of Series A preferred stock was converted into one share of Class A common stock upon consummation of the IPO on February 25, 2000.

    Series B Preferred Stock—The Series B preferred stock is subject to mandatory redemption by the Company 375 days after February 1, 2009. The price for redemption will be the liquidation value, which accretes at an annual rate of 12% from the date of issuance. The Series B preferred stock is subject to voluntary redemption for cash at the Company's option at any time at its then current liquidation value.

Preferred Stock

    Series C Preferred Stock and Series D Preferred Stock—Each share of Series C and Series D preferred stock was converted into one share of Class B common stock upon the consummation of the IPO on February 25, 2000.

Common Stock Reserved for Issuance

    As of the closing of the Capitalization Transactions and as of December 31, 2000, the Company had reserved common stock for future issuance as detailed below:

	As of January 29, 1999	As of December 31, 1999	As of December 31, 2000
Preferred Stock conversion rights	183,539,826	216,727,272	—
Warrants outstanding	2,434,260	2,434,260	—
Employee options outstanding	1,572,000	5,049,600	8,485,102
Employee options available for grant	10,771,332	8,495,754	7,975,252
Employee stock purchase plan available	—	—	2,957,232
Employee stock purchase plan outstanding	—	—	42,768

Total	198,317,418	232,706,886	19,460,354

10. STOCK AND EMPLOYEE BENEFIT PLANS

Restricted Stock Purchase Plan

    Pursuant to the Company's Restricted Stock Purchase Plan (the "Plan"), in 1998, the Company issued 8,774,994 shares of Class A common stock to senior managers of the Company and 758,334 shares of Class A common stock to Eagle River at $.00167 per share. During 1999 an additional 60,000

F–27

shares were issued to senior management of the Company at $.00167 per share. Pursuant to the original Plan, the shares issued to senior managers vested over a four-year period based on the passing of time and based on certain Company performance goals related to revenue, EBITDA as adjusted and the successful build-out of the Company's network. At the time of the initial public offering (February 25, 2000), all vesting provisions related to performance goals were removed and these shares now vest solely based on the passage of time. Accordingly, compensation expense for 2000 and thereafter is fixed and recognized over the remaining vesting period of these restricted shares. As of December 31, 1998, 1999 and 2000, 2,679,282 shares, 4,689,906 shares and 7,686,387 shares, respectively, were considered fully vested, including the 758,334 shares issued to Eagle River which vested immediately upon issuance. Compensation expense recognized by the Company, which accounted for the Plan using variable accounting prior to the initial public offering, for the years ended December 31, 1998 and 1999 was approximately $0.5 million and $26.6 million, respectively. Compensation expense for 2000 accounted for as being fixed was approximately $45.8 million.

Stock Option Grant

    On January 29, 1999, pursuant to an employment agreement entered into by the Company and an officer of the Company, the Company issued 210,000 options for the Company's unrestricted Class A common stock with an exercise price of $1.67 per share which was more than the estimated fair value at that time ($1.25 per share). These options vested immediately. The agreement provides that the Company will be required to purchase the unexercised options on the fourth anniversary for an aggregate purchase price of $500,000 if directed to do so by the officer. Beginning with the period after January 29, 1999, the date of issuance of these shares, the Company recognizes compensation expense on a straight-line basis over the four year life of the put contract (up to a maximum of $500,000) adjusted for actual exercises, if any, by the executive.

Nonqualified Stock Option Plan

    In January 1999, the Company adopted the Nonqualified Stock Option Plan (the "Plan"). Under the Plan, the Board of Directors may grant nonqualified stock options to eligible employees at a price equal to the fair market value as of the date of grant. Options have a term of up to 10 years and vest over 3 years with 1/3 vesting at the end of each year. No more than 30% of the number of authorized options will be granted in any year and no options under this plan may be granted after January 1, 2003. Prior to the initial public offering, grants under this plan were considered compensatory and were accounted for on a basis similar to stock appreciation rights. At the initial public offering (February 25, 2000), the intrinsic value of the outstanding options was recorded and is being amortized over the remaining vesting periods. Compensation expense recognized by the Company for the years ended December 31, 1999 and 2000 was approximately $700,000 and $24.3 million, respectively.

    Subsequent to the initial public offering, there have been no stock option grants in which the exercise price of the options has been less than the fair market value at the time of the grants.

F–28

    The following table summarizes all stock options granted, exercised and canceled by the Company including options issued outside of the nonqualified stock option plan.

	Number of Options Outstanding	Option Price Range	Weighted Average Exercise Price
Outstanding December 31, 1998	—	—	—
Granted	5,066,400	$ 1.67 — $ 1.85	$1.78
Exercised	—	—	—
Canceled	(16,800)	$1.67	$1.67

Outstanding December 31, 1999	5,049,600	$ 1.67 — $ 1.85	$1.78
Granted	3,974,402	$14.13 — $29.06	$17.02
Exercised	(85,000)	$1.67	$1.67
Canceled	(453,900)	$ 1.67 — $14.13	$1.84

Outstanding December 31, 2000	8,485,102	$ 1.67 — $29.06	$8.85

Exercisable, December 31, 2000	1,657,867	$ 1.67 — $ 1.85	$1.78

    The following table is a summary of the stock options outstanding at December 31, 2000

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.67 — $ 1.85	4,553,602	8.7 years	$1.79	1,657,867	$1.78
$14.13 — $16.81	3,718,500	10.0 years	$16.80	—	—
$17.19 — $19.25	120,250	9.5 years	$18.37	—	—
$20.87 — $23.88	64,750	9.8 years	$22.53	—	—
$28.50 — $29.06	28,000	9.6 years	$28.76	—	—

	8,485,102	9.3 years	$8.85	1,657,867	$1.78

    For the years ended December 31, 1998 and 1999, compensation expense under SFAS 123 and APB Opinion No. 25 were substantially identical. At December 31, 2000, the Company has accounted for its stock compensation plans following the guidelines of ABP Opinion No. 25 and related interpretations. Had compensation cost been determined based upon the fair value of the awards

F–29

granted in 2000 consistent with the method defined in SFAS 123, the Company's net loss and basic loss per share would have increased to the pro forma amounts indicated below:

For the Year Ended December 31, 2000
Net loss
As reported	$(265,140)

Pro forma	$(269,880)

Basic and diluted loss per share
As reported	$(1.33)

Pro forma	$(1.35)

Weighted average fair value of options granted	$13.14

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123 using the following assumptions:

2000
Expected stock price volatility	100.3%—124.9%
Risk-free interest rate	4.57%—6.66%
Expected life in years	5 years
Expect dividend yield	0.00%

    The Black-Scholes option-pricing model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

Employee Stock Purchase Plan

    The Employee Stock Purchase Plan (the "ESPP) was made effective in April, 2000 which provided for the issuance of up to 3 million shares of Class A common stock to employees participating in the plan. Eligible employees may subscribe to purchase shares of Class A common stock through payroll deductions of up to 10% eligible compensation. The purchase price is the lower of 85% of market value at the beginning or the end of each quarter. The aggregate number of shares purchased by an employee may not exceed $25,000 of fair market value annually (subject to limitations imposed by Section 423 of the Internal Revenue Code.) During 2000, employees purchased 42,768 shares of Class A Common Stock for an aggregate value of approximately $791,000.

Employee Benefit Plan

    The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. The Company provides a matching contribution of $0.50 for every $1.00 contributed by the employee up to 2% of each employee's salary. Such contributions were approximately $50,000, $175,000 and $404,000 for the years ended December 31, 1998, 1999 and 2000, respectively. During the same years, the Company had no other pension or post employment benefit plans.

F–30

Officer Note Receivable

    On January 29, 1999, the Company advanced $2.2 million to an officer of the Company. The note does not bear interest and is collateralized by proceeds of the loan and the restricted stock of the officer and is due on January 29, 2003. The advance was made to the same officer to whom the stock option grant discussed in the paragraph entitled "Stock Option Grant" was made. The advance was a separate arrangement not related to the stock option grant discussed above.

11. RELATED PARTY TRANSACTIONS

    Prior to January 29, 1999, Nextel WIP and Eagle River funded the operations of the Company and accordingly all transactions were considered to be related party transactions. The Company made a return of capital payment to Nextel WIP of $130.9 million representing the reimbursement of net operating expenses of $15.1 million and capital expenditures of $115.8 million incurred by the Nextel Carve-Out operations prior to January 29, 1999. In order to fund the operations of the Company prior to the Capitalization Transactions, Nextel WIP and Eagle River advanced the Company $3.4 million (as of December 31, 1998) to cover its costs during the period. These advances did not bear interest and were repaid on January 29, 1999.

Motorola Purchase Agreements

    Pursuant to the equipment purchase agreements between Partners and Motorola, and prior to the Capitalization Transactions, pursuant to purchase agreements between Nextel WIP and Motorola, Motorola provided the iDEN infrastructure and subscriber handset equipment to Partners throughout its markets (such equipment purchase agreements, are referred to herein as the "Equipment Purchase Agreements"). The Company expects to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its portion of the Nextel digital mobile network and handset equipment for the foreseeable future. The Equipment Purchase Agreements govern Partners' rights and obligations regarding purchases of system infrastructure equipment manufactured by Motorola and others.

    For the years ended December 31, 1998, 1999 and 2000, and the nine months ended September 30, 2000 and 2001, the Company purchased approximately $47.5 million, $40.7 million, $154.7 million, $96.2 and $145.3 respectively, of infrastructure and other equipment, handsets, warranties and services from Motorola.

The Joint Venture Agreements

    The Company, OPCO and Nextel WIP entered into a joint venture agreement (the "Joint Venture Agreement") dated January 29, 1999. The Joint Venture Agreement defined the relationships, rights and obligations between the parties and is discussed throughout Part I, Item 1, "Business," of this prospectus. The Roaming Agreement provides that each party pays the others monthly roaming fees in an amount based on the actual system minutes generated by the respective subscribers of each Home Service Provider operating as authorized roamers in the Remote Service Provider's territory. For the years ended December 31, 1999 and 2000 the Company earned approximately $8.5 million and $24.7 million, respectively, and for the nine months ended September 30, 2000 and 2001 the Company

F–31

earned approximately $16.3 million and $40.5 million respectively, from Nextel customers roaming on the Company's system and is included in service revenues.

    During 1999 and 2000, recorded as part of cost of service revenues, the Company paid Nextel WIP $4.9 million and $20.5 million, respectively, and $12.8 million and $41.2 million, respectively, for the nine months ended September 30, 2000 and 2001, for services such as specified telecommunications switching services, charges for our customers roaming on Nextel's system and other support costs.

    Under the Transition Services Agreement, certain accounting, payroll, customer care, purchasing, human resources and billing functions are made available to OPCO. During 1999 and 2000, the Company was charged approximately $2.7 million and $2.3 million, respectively, and $1.8 million and $2.3 million, for the nine months ended September 30, 2000 and 2001, respectively, for these services. During 2000 the transition services still required were limited to Nextel telemarketing and customer care, fulfillment, activations and billing for the national accounts. Nextel WIP also provided the Company access to certain back office and information systems platforms on an ongoing basis. The Company pays to Nextel a fee, based on Nextel's cost, for these services. For the year ended December 31, 1999 and 2000, and the nine months ended September 30, 2000 and 2001, the Company was charged approximately $455,000, $1.1 million, $771,000 and $1.0 million, respectively. Both the transition and back office information services are included in selling, general and administrative expenses.

    Under the Initial, Expansion and Option territory capitalization transactions, Nextel has transferred SMR licenses to Nextel WIP License Corp., Nextel WIP Expansion Corp. and Nextel WIP Expansion Two Corp. (All Delaware corporations and wholly owned subsidiaries of Nextel WIP). Nextel WIP has transferred the stock of Nextel WIP License Corp. and Nextel WIP Expansion Corp to the Company and upon approval of the FCC will transfer the stock of Nextel WIP Expansion Two Corp. At December 31, 2000, approximately $4.1 million of FCC licenses were reported in long-term liabilities representing a credit owed to Nextel WIP for the return of excess licenses.

DLJ Merchant Banking Relationship

    Donaldson, Lukfin & Jenrette Securities Corporation served as an initial purchaser of the Company's senior notes and senior discount notes and received customary discounts and commissions in connection with each such offering. Donaldson, Lukfin & Jenrette Securities Corporation also acted as the Company's financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent, under the Company's credit facility, and received customary fees and reimbursements in connection therewith. DLJ Merchant Banking and certain related parties, all of which are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, own a significant amount of the Company's equity through their affiliate, Credit Suisse, and are represented on the Company's Board of Directors. Donaldson, Lufkin & Jenrette Securities Corporation was a co-lead manager of the initial public offering of the Company's Class A Common Stock, and the Company may from time to time enter into other investment banking relationships with it or one of its affiliates. The aggregate amount of all fees paid to the Credit Suisse and the DLJ Entities in connection with the capitalization transactions in 1999 and 2000 was approximately $27.5 million.

F–32

12. QUARTERLY FINANCIAL DATA (Unaudited)

    Selected quarterly consolidated financial information for the years ended December 31, 1999 and 2000 is as follows including restated and pro forma results for SAB 101 (dollar in thousands, except per share amounts):

1999 as reported	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$4,304	$6,830	$9,460	$12,126

Operating expenses	$13,211	$17,657	$20,674	$52,814

Loss attributable to common stockholders	$(17,423)	$(19,459)	$(22,221)	$(53,310)

Basic and diluted loss per share	$(6.06)	$(6.56)	$(7.49)	$(17.97)

1999 pro forma with SAB 101 in effect	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues (as reported)	$4,304	$6,830	$9,460	$12,126
Activation fees and equipment revenues deferred	(567)	(756)	(788)	(1,389)
Activation fees and equipment revenues recognized	40	87	154	241

Total revenues (pro forma)	$3,777	$6,161	$8,826	$10,978

Operating expenses (as reported)	$13,211	$17,657	$20,674	$52,814
Cost of equipment revenues deferred	(567)	(756)	(788)	(1,389)
Cost of equipment revenues recognized	40	87	154	241

Operating expenses (pro forma)	$12,684	$16,988	$20,040	$51,666

Loss attributable to common stockholders	$(17,423)	$(19,459)	$(22,221)	$(53,310)

2000 as reported	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$18,509	$31,713	$45,117	$53,353

Operating expenses	$60,572	$81,810	$94,258	$113,992
Loss before extraordinary item	$(51,865)	$(55,814)	$(58,709)	$(75,267)

Extraordinary item	$—	$(23,485)	$—	$—

Loss attributable to common stockholders	$(55,156)	$(80,062)	$(59,503)	$(76,086)

Basic and diluted loss per share:
Loss per share before extraordinary item attributable to common stockholders	$(.55)	$(.24)	$(.25)	$(.32)
Extraordinary item	—	(.10)	—	—

Loss per share	$(.55)	$(.34)	$(.25)	$(.32)

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2000 restated for SAB 101	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues (as reported)	$18,509	$31,713	$45,117	$53,353
Activation fees and equipment revenues deferred	(3,461)	(6,109)	(6,042)	—
Activation fees and equipment revenues recognized	453	908	1,429	—

Total revenues (restated)	$15,501	$26,512	$40,504	$53,353

Operating expenses (as reported)	$60,572	$81,810	$94,258	$113,992
Cost of equipment revenues deferred	(3,461)	(6,109)	(6,042)	—
Cost of equipment revenues recognized	453	908	1,429	—

Operating expenses (restated)	$57,564	$76,609	$89,645	$113,992

Loss attributable to common stockholders	$(55,156)	$(80,062)	$(59,503)	$(76,086)

2001 as reported	First Quarter	Second Quarter	Third Quarter
Total revenues	$65,546	$85,933	$105,125

Operating expenses	$110,448	$136,762	$152,461

Loss before cumulative effect of change in accounting principle	$(63,587)	$(70,969)	$(73,212)

Cumulative effect of change in accounting principle	$(1,787)	$—	$—

Loss attributable to common stockholders	$(66,199)	$(71,829)	$(74,108)

Basic and diluted loss per share:
Loss per share before cumulative effect of change in accounting principle	$(0.26)	$(0.29)	$(0.30)
Cumulative effect of change in accounting	(0.01)	—	—

Loss per share	$(0.27)	$(0.29)	$(0.30)

13. VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Costs and Expenses	Write-Offs	Balance at End of Period
	(in thousands)
Year Ended December 31, 1998 Allowance for doubtful accounts	$—	$254	$—	$254

Year Ended December 31, 1999 Allowance for doubtful accounts	$254	$1,833	$894	$1,193

Year Ended December 31, 2000 Allowance for doubtful accounts	$1,193	$4,521	$4,316	$1,398

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14. SUBSEQUENT EVENTS

    On December 4, 2001, we issued in a private placement $225 million of 12.5% senior discount notes due 2009, which yielded net proceeds to us of approximately $205.4 million. We intend to exchange these notes for registered notes having the same financial terms and covenants as the notes issued.

F–35

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of Class A common stock being registered. No portion of these expenses will be paid by the selling stockholders. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$57,500
NASD Filing Fee	$23,500
Legal Fees and Expenses	$100,000
Accounting Fees and Expenses	$50,000
Printing Fees and Expense	$0
Transfer Agent Fees	$20,000
Miscellaneous	$22,500

Total	$273,500

Item 15. Indemnification of Directors and Officers

    The registrant is a Delaware corporation. In its restated certificate of incorporation, the registrant has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.

    The registrant has also adopted indemnification provisions in its restated certificate of incorporation and bylaws pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorneys' fees) that such officer or director actually and reasonably incurred.

    The registrant has entered into indemnification agreements with each of its officers and directors.

II–1

    The registrant maintains officers' and directors' liability insurance.

    The Underwriting Agreement (Exhibits 1.1(a) and (b) hereto) provides for indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this registration statement.

Item 16. Exhibits

1.1†	Form of Underwriting Agreement
3.1(1)	Restated Certificate of Incorporation
3.2(2)	Bylaws
4.1	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock
5.1†	Opinion of Summit Law Group, PLLC
23.1	Consent of Arthur Andersen LLP, independent public accountants
23.2	Consent of Summit Law Group, PLLC (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)

†
To be filed by amendment.

(1)
Incorporated by reference to Exhibit 3.1.1 to Registration Statement on Form S-1 declared effective February 22, 2000 (File No. 333-95473).

(2)
Incorporated by reference to the Exhibit of the same number to Registration Statement on Form S-4 declared effective July 30, 1999 (File Number 333-78459).

Item 17. Undertakings

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on the 7th day of January, 2002.

NEXTEL PARTNERS, INC.
By:	/s/ JOHN CHAPPLE John Chapple, President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below on the 7th day of January, 2002.

SIGNATURE	TITLE

/s/ JOHN CHAPPLE John Chapple	Chief Executive Officer, President (Principal Executive Officer) and Director
* John D. Thompson	Chief Financial Officer (Principal Financial and Accounting Officer)
* Timothy M. Donahue	Director
* Andrew H. Rush	Director
* Andrew E. Sinwell	Director
* Dennis M. Weibling	Director
* Steven Dodge	Director
*By:	/s/ JOHN CHAPPLE John Chapple As Attorney-in-fact

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EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement
3.1(1)	Restated Certificate of Incorporation
3.2(2)	Bylaws
4.1	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock
5.1†	Opinion of Summit Law Group, PLLC
23.1	Consent of Arthur Andersen LLP, independent public accountants
23.2	Consent of Summit Law Group, PLLC (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)

†
To be filed by amendment.

(1)
Incorporated by reference to Exhibit 3.1.1 to Registration Statement on Form S-1 declared effective February 22, 2000 (File No. 333-95473).

(2)
Incorporated by reference to the Exhibit of the same number to Registration Statement on Form S-4 declared effective July 30, 1999 (File Number 333-78459).

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Nextel Partners, Inc.
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF CLASS A COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Revenues (Dollar amounts in thousands, except for ARPU)
BUSINESS
Nextel Partners Build-Out Schedule
U.S. Wireless Subscribers 1992-June 2001
REGULATION
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
NEXTEL PARTNERS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (dollars in thousands)
NEXTEL PARTNERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except for share and per share amounts)
NEXTEL PARTNERS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (dollars in thousands)
NEXTEL PARTNERS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 1998, 1999 and 2000 and Nine Months Ended September 30, 2000 and 2001 (Amounts and disclosures as of and for the nine-month periods ended September 30, 2000 and 2001 are unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX